HALLWOOD

THE HALLWOOD GROUP INCORPORATED 2008 Annual Report

FINANCIAL HIGHLIGHTS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
Revenue	$162,237	$132,497	$112,154
Operating income	15,767	7,250	772
Net income (loss)	1,398	(32,825)	(6,725)
Net income (loss) per share	0.92	(21.61)	(4.44)
Total assets	69,395	90,745	107,597
Loans payable	10,438	17,366	10,892
Redeemable preferred stock	1,000	1,000	1,000
Stockholders' equity	38,261	48,812	81,966
Cash dividends on common stock	12,034	—	—
Cash dividends per share of common stock	7.89	—	—

BUSINESS SEGMENTS

The Hallwood Group Incorporated (the "Company") (NYSE Amex:HWG) is a holding company with interests in textile products and energy. Textile products operations are conducted through the Company's wholly owned subsidiary, Brookwood Companies Incorporated. The Company's investment in the energy segment is through Hallwood Energy, L.P., which is accounted for using the equity method of accounting.

OPERATIONS

For the 2008 year, the Company's net income was $1.4 million, or $0.92 per share, compared to a net loss of $32.8 million, or $21.61 per share in 2007, and a net loss of $6.7 million, or $4.44 per share in 2006, on revenue of $162.2 million, $132.5 million and $112.1 million, respectively.

Brookwood enjoyed a profitable year and posted revenues of $162.2 million in 2008, compared to $132.5 million in 2007 and $112.1 million in 2006. Military sales accounted for $101.8 million, $70.0 million and $53.9 million in 2008, 2007 and 2006, respectively, which represented 62.8%, 52.8% and 48.0% of Brookwood's sales. Brookwood's operating income before interest and taxes was $21.3 million in 2008, compared to $12.5 million in 2007 and $5.6 million in 2006.

Using the equity method of accounting, the Company recognized losses on its investments in Hallwood Energy of $12.1 million, $56.0 million and $10.4 million in 2008, 2007 and 2006, respectively. The Company's carrying value for financial reporting purposes of its Hallwood Energy investment had been reduced to zero at December 31, 2007 and remained at zero at December 31, 2008.

On March 1, 2009, Hallwood Energy, L.P., Hallwood Energy Management, LLC (the general partner of Hallwood Energy) and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. Hallwood Energy will be seeking to develop a plan or reorganization with the goal of enabling it to continue operations. The Company is only an investor in and creditor of Hallwood Energy. The bankruptcy filing does not include the Company or any other of its assets.

THE HALLWOOD GROUP INCORPORATED

TABLE OF CONTENTS

Business

The Hallwood Group Incorporated ("Hallwood" or the "Company") (NYSE Amex:HWG), a Delaware corporation formed in September 1981, is a holding company with interests in textile products and energy.

Textile Products. Textile products operations are conducted through the Company's wholly owned subsidiary, Brookwood Companies Incorporated ("Brookwood"). Brookwood is an integrated textile firm that develops and produces innovative fabrics and related products through specialized finishing, treating and coating processes.

Brookwood principally operates as a converter, finisher and laminator in the textile industry, purchasing fabric from mills that is produced at its own plants, located in Rhode Island and Connecticut, or by contracting with independent finishers. Upon completion of the finishing process, the fabric is sold to customers. Brookwood is one of the largest coaters of woven nylons in the United States of America. Brookwood is known for its extensive, in-house expertise in high-tech fabric development and is a major supplier of specialty fabric to U.S. military contractors. Brookwood produces fabrics that meet standards and specifications set by both government and private industry, which are used by military, consumer and industrial customers. Brookwood has three principal subsidiaries:

- *Kenyon Industries, Inc.* ("Kenyon"). Kenyon uses the latest technologies and processes in dyeing, finishing, coating and printing of woven synthetic products. At its Rhode Island plant, Kenyon provides quality finishing services for fabrics used in a variety of markets, such as military, luggage and knapsacks, flag and banner, apparel, industrial and sailcloth.
- *Brookwood Laminating, Inc.*("Brookwood Laminating"). Brookwood Laminating, located in Connecticut, uses the latest in processing technology to provide quality laminating services for fabrics used in military clothing and equipment, sailcloth, medical equipment, industrial applications and consumer apparel. Up to seven layers of textile materials can be processed using both wet and dry lamination techniques.
- *Strategic Technical Alliance, LLC* ("STA"). STA is part of the Brookwood marketing group and markets advanced breathable, waterproof laminate and other fabrics primarily for military applications. Continued development of these fabrics for military applications is a key element of Brookwood's business plan.

The textile industry historically experiences cyclical swings. Brookwood has partially offset the effect of those swings by diversifying its product lines and business base. Brookwood has historically enjoyed a fairly steady base level stream of orders that comprise its backlog. However, the backlog is subject to market conditions and the timing of contracts granted to its prime government contractor customers. Management believes that Brookwood maintains a level of inventory adequate to leverage its sales requirements and has historically enjoyed a consistent turnover ratio.

In January 2003, Brookwood was granted a patent, which expires in September 2019, for its "breathable, waterproof laminate and method for making same", which is a critical process in its production of specialty fabric for U.S. military contractors. Brookwood has ongoing programs of research and development in all of its divisions adequate to maintain the exploration, development and production of innovative products and technologies.

For the three years ended December 31, 2008, the textile products segment accounted for all of the Company's operating revenues. For details regarding revenue, profit and total assets, see Note 17 to the Company's consolidated financial statements.

Energy. During the three years ended December 31, 2008, the Company's investment in the energy segment was through Hallwood Energy, L.P. ("Hallwood Energy"). The Company accounts for the investment in Hallwood Energy using the equity method of accounting, recording its pro rata share of Hallwood Energy's net income (loss), partners' capital transactions and comprehensive income (loss).

Hallwood Energy is a privately held independent oil and gas limited partnership and operates as an upstream energy company engaging in the acquisition, development, exploration, production, and sale of hydrocarbons, with a primary focus on natural gas assets. Hallwood Energy conducts its energy activities from its corporate office located in Dallas, Texas and production office in Searcy, Arkansas. Hallwood Energy had approximately

$23,232,000 of proved reserves at December 31, 2008. Hallwood Energy's results of operations are and will be largely dependent on a variety of factors, including, but not limited to fluctuations in natural gas prices; success of its drilling activities; the ability to transport and sell its natural gas; regional and national regulatory matters; the ability to secure, and the price of, goods and services necessary to develop its oil and gas leases; the ability to raise additional capital; and the outcome of its bankruptcy case (discussed below).

In June 2008, Hallwood Energy entered into an agreement for the sale and farmout to FEI Shale, L.P. ("FEI"), a subsidiary of Talisman Energy, Inc. of an undivided interest in up to 33.33% of Hallwood Energy's interest in substantially all its assets for a series of payments of up to $125,000,000 (an initial payment of $60,000,000 and the option to pay up to an additional $65,000,000), and entered into an agreement to provide consulting services to the purchaser for one year (the "Talisman Energy Transaction"). In October 2008, FEI elected to make a second payment of $30,000,000 to Hallwood Energy. In February 2009, FEI elected to make a partial funding in the amount of $15,000,000 related to its third payment.

At December 31, 2008, Hallwood Energy's management classified its energy investments into two identifiable geographical areas:

- West Texas — the Barnett Shale and Woodford Shale formations,
- Central and Eastern Arkansas — primary targets are the Fayetteville Shale and Penn Sand formations.

Hallwood Energy determined in the 2008 third quarter that it would not expend additional amounts to further explore its South Louisiana projects on and around the LaPice Salt Dome. Hallwood Energy is seeking potential partners that would farm in or otherwise participate in the remaining prospects in the area.

Refer also to the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments in Hallwood Energy" for a further description of the Company's energy activities.

Bankruptcy filing by Hallwood Energy. On March 1, 2009, Hallwood Energy, L.P., Hallwood Energy Management, LLC (the general partner of Hallwood Energy, "HEM"), and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered and pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., etal Case No. 09-31253.* In addition, as described under the section entitled "Legal Proceedings", Hallwood Energy has filed a lawsuit against the Company seeking that the Company contribute to Hallwood Energy an additional $3.2 million pursuant to an Equity Support Agreement.

The bankruptcy court has granted Hallwood Energy authority to use its existing cash collateral for operating needs through May 2009. On April 8, 2009, Hallwood Energy's primary secured lender filed a motion for relief from the automatic stay seeking authority to foreclose on real and personal property owned by Hallwood Energy. Hallwood Energy will be seeking to develop a plan of reorganization with the goal of enabling it to continue operations. However, Hallwood Energy has not yet proposed a plan and there is no assurance that a plan will be developed, approved or successfully implemented or that the existing investors in Hallwood Energy will have any continuing interest in the reorganized entity. Accordingly, the extent or value of the Company's continuing interest in Hallwood Energy, if any, is uncertain. Furthermore, the Company is currently unable to determine the additional impact that the Hallwood Energy bankruptcy may have on the Company's results of operations or financial position, although the carrying value of its investment in Hallwood Energy had been reduced to zero at December 31, 2007 and remained at zero at December 31, 2008.

Segment and Related Information. For details regarding revenue, profit (or loss) and total assets, see Note 17 to the Company's consolidated financial statements.

Number of Employees

The Company had 460 and 466 employees as of February 28, 2009 and 2008, respectively, comprised as follows:

	February 28, 2009	February 28, 2008
Hallwood	7	10
Brookwood	453	456
Total	460	466

Kenyon entered into a three-year collective bargaining agreement with the UNITE HERE! union, representing approximately 245 employees at its Rhode Island plant facility, effective from March 1, 2007 through February 28, 2010. The union has expressed concern over certain aspects of that agreement. Kenyon's management continues to work in good faith to maintain its previous positive relationship with its union employees, as it has with its non-union employees.

Available Information

The Company's Annual Report on Form 10-K, Proxy Statement for its Annual Meeting of Stockholders, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available on its website at www.hallwood.com, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission. Additionally, the Company's Code of Business Conduct and Ethics, Whistle Blower Policy and Audit Committee Charter may be accessed through the website.

Risk Factors

Risks related to the Company

Influence of Significant Stockholder. The Company's chairman and chief executive officer, Mr. Anthony J. Gumbiner, owns approximately 66% of the Company's outstanding common stock as of March 27, 2009. Accordingly, Mr. Gumbiner can exert substantial influence over the affairs of the Company.

The Company is Dependent on its Key Personnel Whose Continued Service Is Not Guaranteed. The Company is dependent upon its executive officers for strategic business direction and specialized industry experience. While the Company believes that it could find replacements for these key personnel, loss of their services could adversely affect the Company's operations.

Compliance with Corporate Governance and Disclosure Standards. The Company has spent and continues to spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley), SEC regulations and stock exchange rules. Section 404 of Sarbanes-Oxley requires management's annual review and evaluation of the Company's internal control over financial reporting and attestations of the effectiveness of these controls by management. Because the Company qualifies as a smaller reporting company, the Company's independent registered public accounting firm is not required to provide an attestation report. In early 2008, the Company completed its first Section 404 report for the year ended December 31, 2007. The Company continued to enhance its internal controls during 2008 and completed its annual review and evaluation of its internal controls and issued its Section 404 report for the year ended December 31, 2008 in April 2009. However, there is no guarantee that the Company will receive management assurance or an attestation by our independent registered public accounting firm that internal control over financial reporting is effective in future periods. In the event that the Company's chief executive officer, chief financial officer or independent registered public accounting firm determines that the Company's internal control over financial reporting is not effective as required by Section 404 of Sarbanes-Oxley, investor perceptions of the Company may be adversely affected. In addition, overhead may increase as a result of the additional costs associated with complying with the complex legal requirements associated with being a public reporting company.

Risks related to our Textile Products Business

The Company's textile products business may be affected by the following risk factors, each of which could adversely affect the Company.

Suppliers. Brookwood purchases a significant amount of the fabric and other materials it processes and sells from a small number of suppliers. Brookwood believes that the loss of any one of its suppliers would not have a long-term material adverse effect because other manufacturers with which Brookwood conducts business would be able to fulfill those requirements. However, the loss of certain of Brookwood's suppliers could, in the short term, adversely affect Brookwood's business until alternative supply arrangements were secured. In addition, there can be no assurance that any new supply arrangements would have terms as favorable as those contained in current supply arrangements. Some of Brookwood's suppliers are entering the military markets in competition to Brookwood, targeting specific military specifications, however, there has been no material effect upon Brookwood's business relationship to date. Brookwood is monitoring its suppliers and any effect the current economic crisis may have upon their ability to deliver required materials in a timely manner. The financial markets' inability to determine the extent and longevity of the current economic downturn may have an effect upon key and multiple suppliers which cannot be determined at this time. As of March 1, 2009, Brookwood has not experienced any significant disruptions in supply as a result of shortages in fabrics or other materials from its suppliers.

Sales Concentration. Brookwood has several customers who have accounted for more than 10% of Brookwood's sales in one or more of the three years ended December 31, 2008. Sales to one Brookwood customer, Tennier Industries, Inc. ("Tennier"), accounted for more than 10% of Brookwood's sales in each of the three years ended December 31, 2008. Its relationship with Tennier is ongoing. Sales to Tennier, which are included in military sales, were $47,310,000, $40,844,000 and $31,300,000 in 2008, 2007 and 2006, respectively, which represented 29.2%, 30.8% and 27.9% of Brookwood's sales. Sales to another customer, ORC Industries, Inc. ("ORC"), accounted for more than 10% of Brookwood's sales in 2008 and 2006. Its relationship with ORC is ongoing. Sales to ORC, which are also included in military sales, were $18,436,000, $8,971,000 and $12,609,000 in 2008, 2007 and 2006, respectively, which represented 11.4%, 6.8% and 11.2% of Brookwood's sales. Sales to another customer accounted for slightly more than 10% of sales for 2008 only. Brookwood's relationship with the customer is ongoing. Sales to that customer, which are also included in military sales, were $16,752,000 in 2008, which represented 10.3% of Brookwood's sales.

Military sales were $101,813,000, $70,006,000 and $53,885,000 in 2008, 2007 and 2006, respectively, which represented 62.8%, 52.8% and 48.0% of Brookwood's sales. While Brookwood has enjoyed substantial growth in its military business, there is no assurance this trend will continue. Brookwood's sales to the customers from whom it derives its military business have been more volatile and difficult to predict, a trend the Company believes will continue. In recent years, orders from the military for goods generally were significantly affected by the increased activity of the U.S. military. If this activity does not continue or declines, then orders from the military generally, including orders for Brookwood's products, may be similarly affected.

The military had limited orders in 2006 and the 2007 first quarter for existing products and adopted revised specifications for new products to replace the products for which Brookwood's customers have been suppliers. However, the U.S. government released orders in the remaining 2007 quarters and into 2008 for goods that include Brookwood's products, which resulted in a substantial increase in military sales. Changes in specifications or orders present a potential opportunity for additional sales; however, it is a continuing challenge to adjust to changing specifications and production requirements. Brookwood has regularly conducted research and development on various processes and products intended to comply with the revised specifications and participates in the bidding process for new military products. However, to the extent Brookwood's products are not included in future purchases by the U.S. government for any reason, Brookwood's sales could be adversely affected. In addition, the U.S. government is releasing contracts for shorter periods than in the past. The Company acknowledges the unpredictability in revenues and margins due to military sales and is unable at this time to predict future sales trends.

Concentration of Credit. The financial instruments that potentially subject Brookwood to concentration of credit risk consist principally of accounts receivable. Brookwood grants credit to customers based on an evaluation of the customer's financial condition. Exposure to losses on receivables is principally dependent on each customer's financial condition. Brookwood manages its exposure to credit risks through credit approvals, credit limits, monitoring procedures and the use of factors. Brookwood continues to monitor its customers and the effect the current economic crisis may have upon their ability to fulfill their obligations to Brookwood in a timely manner. The financial markets' inability to determine the extent and longevity of the current economic downturn may have an effect upon Brookwood's customers that cannot be determined at this time. As of March 1, 2009, Brookwood's key customers were complying with their payment terms.

The amount of receivables that Brookwood can factor is subject to certain limitations as specified in individual factoring agreements. The factoring agreements expose Brookwood to credit risk if any of the factors fail to meet their obligations. Brookwood seeks to manage this risk by conducting business with a number of reputable factors and monitoring the factors' performance under their agreements. Brookwood continues to monitor its factors and the effect the current economic crisis may have upon their ability to fulfill their obligations to Brookwood in a timely manner. The financial markets' inability to determine the extent and longevity of the current economic downturn may have an effect upon Brookwood's factors that cannot be determined at this time. As of March 1, 2009, all of Brookwood's factors were complying with payment terms in accordance with factor agreements.

Loan Covenants. Brookwood's revolving credit agreement requires compliance with various loan covenants and financial ratios, principally a total debt to tangible net worth ratio of 1.50 and a requirement that net income in each quarter must exceed one dollar. Brookwood was in compliance with its principal loan covenants as of December 31, 2008 and 2007 and for all interim periods during 2008 and 2007, although a waiver regarding a pro forma (inclusive of projected dividend) total debt to tangible net worth ratio for the 2007 third quarter was granted to allow a $1,500,000 dividend payment in November 2007 and an amendment to the revolving credit facility was entered into in June 2008 to allow a $4,800,000 dividend payment in June 2008 and restrict calendar 2008 total dividends from Brookwood to $9,300,000.

Environmental. Kenyon and Brookwood Laminating are subject to a broad range of federal, state and local laws and regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to Kenyon and Brookwood Laminating are laws relating to air emissions, ozone depletion, wastewater discharges and the handling, disposal and release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, Kenyon and Brookwood Laminating believe that they are currently in substantial compliance with applicable environmental requirements. Kenyon and Brookwood Laminating are also subject to such laws as the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. Kenyon and Brookwood Laminating are not aware of any releases for which they may be liable under CERCLA or any analogous provision. Actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by Kenyon and Brookwood Laminating or otherwise adversely affect demand for their products. Widespread adoption of any prohibitions or restrictions could adversely affect the cost and/or the ability to produce products and thereby have a material adverse effect upon Kenyon, Brookwood Laminating or Brookwood.

Brookwood does not currently anticipate any material adverse effect on its business, results of operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of Brookwood's business. There can be no assurance that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

Patent and Trademark. Brookwood considers its patents and trademarks, in the aggregate, to be important to its business and seeks to protect this proprietary know-how in part through U.S. patent and trademark registrations. No assurance can be given, however, that such protection will give Brookwood any material competitive advantage. In addition, Brookwood maintains certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, it has not sought patent or trademark protection. As a result, such trade secrets could be infringed upon and such infringement could have a material adverse effect on its business, results of operations, financial condition or competitive position.

In July 2007, Nextec Applications Inc. filed a lawsuit in the United States District Court for the Southern District of New York claiming that Brookwood infringed five United States patents pertaining to internally-coated webs. Brookwood timely answered the lawsuit. Nextec sought leave of Court to add two additional patents to the lawsuit: U.S. Patent No. 5,954,902 and 6,289,841. The Court granted leave to Nextec, and Nextec filed its amended complaint September 19, 2008. Brookwood intends to vigorously defend all claims. Refer to the section entitled Legal Proceedings for a further description of this lawsuit.

Competition. The cyclical nature of the textile and apparel industries, characterized by rapid shifts in military procurement, fashion and consumer demand and competitive pressures, results in both price and demand volatility. The demand for any particular product varies from time to time based largely upon changes in military specifications, consumer and industrial preferences, and general economic conditions affecting the textile and apparel industries, such as consumer expenditures for non-durable goods. The textile and apparel industries are also cyclical because the supply of particular products changes as competitors enter or leave the market.

Brookwood sells primarily to domestic manufacturers, some of which operate offshore sewing operations. Some of Brookwood's customers have moved their business offshore during the past few years. Brookwood has responded by shipping fabric Asia to Asia and also by supplying finished products and garments directly to manufacturers. Brookwood competes with numerous domestic and foreign fabric manufacturers, including companies larger in size and having greater financial resources than Brookwood. The principal competitive factors in the woven fabrics markets are price, service, delivery time, quality and flexibility, with the relative importance of each factor depending upon the needs of particular customers and the specific product offering. Brookwood's management believes that Brookwood maintains its ability to compete effectively by providing its customers with a broad array of high-quality fabrics at competitive prices on a timely basis.

There are an increasing number of competitors entering the military market. These competitors vary and include converters from other market segments, as well as major mills, some of which are Brookwood suppliers, who are selectively targeting specific military specifications. As these companies enter the military market, the competitive pressures may result in further price and demand volatility.

Brookwood's competitive position varies by product line. There are several major domestic competitors in the synthetic fabrics business, none of which dominates the market. Brookwood believes, however, that it has a strong competitive position. In addition, Brookwood believes it is one of a few finishers successful in printing camouflage on nylon for sale to apparel suppliers of the U.S. government. Additional competitive strengths of Brookwood include: knowledge of its customers' business needs; its ability to design and produce special fabrics such as textured blends; waterproof breathable fabrics; state of the art fabric finishing equipment at its facilities; substantial vertical integration; and its ability to communicate electronically with its customers.

Imports and Worldwide Trade Practices. Imports of foreign-made textile and apparel products are a significant source of competition for most sectors of the domestic textile industry. The U.S. government has attempted to regulate the growth of certain textile and apparel imports through tariffs and bilateral agreements, which establish quotas on imports from lesser-developed countries that historically account for significant shares of U.S. imports. Despite these efforts, imported apparel, which represents the area of heaviest import penetration, is estimated to represent in excess of 90% of the U.S. market.

The U.S. textile industry has been and continues to be negatively impacted by existing worldwide trade practices, including the North American Free Trade Agreement ("NAFTA"), anti-dumping and duty enforcement activities by the U.S. Government and by the value of the U.S. dollar in relation to other currencies. The establishment of the World Trade Organization ("WTO") in 1995 has resulted in the phase out of quotas on textiles and apparel, effective January 1, 2005. Notwithstanding quota elimination, China's accession agreement for membership in the WTO provides that WTO member countries (including the United States, Canada and European countries) may re-impose quotas on specific categories of products in the event it is determined that imports from China have surged and are threatening to create a market disruption for such categories of products. During 2005, the United States and China agreed to a new quota arrangement, which imposed quotas on certain textile products through the end of 2008. The United States may also unilaterally impose additional duties in response to a particular product being imported (from China or other countries) in such increased quantities as to cause (or threaten) serious damage to the relevant domestic industry (generally known as "anti-dumping" actions). In addition, China has imposed an export tax on all textile products manufactured in China; Brookwood does not believe this tax will have a material impact on its business. The United States and China have not finalized a new quota arrangement subsequent to December 31, 2008.

Under NAFTA there are no textile and apparel quotas between the U.S. and either Mexico or Canada for products that meet certain origin criteria. Tariffs among the three countries are either already zero or are being phased out. Also, the WTO recently phased out textile and apparel quotas.

The U.S. has also approved the Central American Free Trade Agreement ("CAFTA") with several Central American countries (Costa Rica, the Dominican Republic, El Salvador, Guatemala, Honduras and Nicaragua). Under CAFTA, textile and apparel originating from CAFTA countries will be duty and quota-free, provided that yarn formed in the United States or other CAFTA countries is used to produce the fabric. In addition, the United States recently implemented bilateral free trade agreements with Bahrain, Chile, Israel, Jordan, Morocco and Singapore. Although these actions have the effect of exposing Brookwood's market to the lower price structures of the other countries and, therefore, continuing to increase competitive pressures, management is not able to predict their specific impact.

In 2002, the U.S. government unveiled a proposal to eliminate worldwide tariffs for manufactured goods by 2015. The European Union has also proposed significant reductions in tariffs. These proposals have been discussed during the ongoing WTO Doha Round of multilateral negotiations, and could lead to further significant changes in worldwide tariffs beyond those already anticipated. Accordingly, Brookwood believes it must fully utilize other competitive strategies to replace sales lost to importers. One strategy is to identify new market niches. In addition to its existing products and proprietary technologies, Brookwood has been developing advanced breathable, waterproof laminate and other materials, which have been well received by its customers. Continued development of these fabrics for military, industrial and consumer application is a key element of Brookwood's business plan. The ongoing enterprise value of Brookwood is contingent on its ability to maintain its level of military business and adapt to the global textile industry; however, there can be no assurance that the positive results of the past can be sustained or that competitors will not aggressively seek to replace products developed by Brookwood.

The U.S. government engaged in discussions with a number of countries or trading blocs with the intent of further liberalizing trade. Authority to negotiate new "fast track" agreements has been granted by Congress, making new agreements in this field more likely. The U.S. government has also entered into a free trade agreement with Australia, Bahrain, Chile, Israel, Jordan, Morocco and Singapore.

Labor Relations. Kenyon entered into a three-year collective bargaining agreement with the UNITE HERE! union, representing approximately 245 employees at its Rhode Island plant facility, effective from March 1, 2007 through February 28, 2010. The union has expressed concerns over certain aspects of that agreement. Kenyon's management continues to work in good faith to maintain its previous positive relationship with its union employees, as it has with its non-union employees.

Brookwood is Dependent on its Key Personnel Whose Continued Service Is Not Guaranteed. Brookwood is dependent upon its executive officers for strategic business direction and specialized industry experience. While the Company believes that it could find replacements for these key personnel, the loss of their services could adversely affect Brookwood's operations.

Risks Related to our Energy Business

The Company's energy investment may be affected by the following risk factors, each of which could adversely affect the value of the investment.

Bankruptcy filing by Hallwood Energy. On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy), and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered and are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., et al, Case No. 09-31253.* In addition, as described under "Legal Proceedings", Hallwood Energy has filed a lawsuit against the Company seeking that the Company contribute to Hallwood Energy an additional $3.2 million pursuant to an Equity Support Agreement.

The bankruptcy court has granted Hallwood Energy authority to use its existing cash collateral for operating needs through May 2009. On April 8, 2009, Hallwood Energy's primary secured lender filed a motion for relief from the automatic stay seeking authority to foreclose on real and personal property owned by Hallwood Energy. Hallwood Energy will be seeking to develop a plan of reorganization with the goal of enabling it to continue operations. However, Hallwood Energy has not yet proposed a plan and there is no assurance that a plan will be developed, approved or successfully implemented or that the existing investors in Hallwood Energy will have any continuing interest in the reorganized entity. Accordingly, the extent or value of the Company's continuing interest in Hallwood Energy, if any, is uncertain.

Volatility of Natural Gas Prices. A decline in natural gas prices could adversely affect financial results. Revenues, operating results, profitability, cash flows, future rate of growth and the value of the natural gas properties depend primarily upon the prices received for natural gas sold. Historically, the markets for natural gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas prices may result from relatively minor changes in the supply of and demand for natural gas, market uncertainty and other factors that are beyond the Company's control, including: worldwide and domestic supplies of natural gas; weather conditions; the level of consumer demand; the price and availability of alternative fuels; the availability of pipeline capacity; domestic and foreign governmental regulations and taxes; and the overall economic environment. These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas price movements. Declines in natural gas prices would not only reduce revenue, but could reduce the amount of natural gas that can be produced economically and, as a result, could have a material adverse effect on the financial condition, results of operations and reserves for Hallwood Energy.

Drilling Activities. Hallwood Energy's success is materially dependent upon the success of its drilling program. Future drilling activities may not be successful and, if drilling activities are unsuccessful, such failure will have an adverse effect on Hallwood Energy's future results of operations and financial condition. Oil and gas drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered, even if the reserves targeted are classified as proved. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Although numerous drilling prospects have been identified, there can be no assurance that such prospects will be drilled or that oil or natural gas will be produced from any such identified prospects or any other prospects.

Significant Capital Expenditures Required. Hallwood Energy's acquisition, exploration and development activities require substantial capital expenditures. Historically, these capital expenditures have been funded through operations, debt and equity issuances. Future cash flows are subject to a number of variables, such as level of production, natural gas prices and its success in developing and producing new reserves, as well as availability of additional debt or equity capital. Hallwood Energy requires access to debt and equity capital in order to have sufficient funds to complete the capital expenditures required to fully develop its reserves.

Regulations. The oil and gas industry is subject to regulation at the federal, state and local level, and some of the laws, rules and regulations carry substantial penalties for noncompliance. Such regulations include requirements for permits to drill and to conduct other operations and for provision of financial assurances covering drilling and well operations.

Operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the unitization or pooling of oil or natural gas properties. In addition, state conservation laws establish maximum rates of production.

Environmental regulations concerning the discharge of contaminants into the environment, the disposal of contaminants and the protection of public health, natural resources and wildlife affect exploration, development and production operations. Under state and federal laws, Hallwood Energy could be required to remove or remedy previously disposed wastes or suspend operations in contaminated areas or perform remedial plugging operations to prevent future contamination.

Competition. Hallwood Energy operates in a highly competitive area of acquisition, development, exploration and production of natural gas properties with competitors who have greater financial and other resources. Competitors from both major and independent oil and natural gas companies may be able to pay more for development prospects than the financial resources or human resources of Hallwood Energy permit. Hallwood Energy's ability to develop and exploit its natural gas properties and to acquire additional properties in the future will depend on its ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Quantity and Present Value of Reserves. Financial information for Hallwood Energy is based on estimates of proved reserves and the estimated future net revenues for the proved reserves. These estimates are based upon various assumptions relating to natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas reserves is complex and these estimates are inherently imprecise. Actual results will most likely vary from these estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Operational Hazards. Natural gas operations are subject to many environmental hazards and risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of natural gas, brine or well fluids, and other hazards and risks. Drilling operations involve risks from high pressures and mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occur, substantial losses could result from injury or loss of life, severe damages to or destruction of property, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Insurance is maintained against some of these risks, but may not adequately cover all of a catastrophic loss.

Loan Indebtedness and Covenants. In April 2007, Hallwood Energy entered into a $100,000,000 senior secured credit facility (the "Senior Secured Credit Facility") with an affiliate of one of the investors. As of December 31, 2007, Hallwood Energy borrowed the full amount available under the Senior Secured Credit Facility and in January 2008, entered into a second loan facility (the "Junior Credit Facility" and together with the Senior Secured Credit Facility, the "Secured Credit Facilities") with the same lender and borrowed the full $15,000,000 available under the Junior Credit Facility. The level of indebtedness affects Hallwood Energy's operations in various ways: a portion of cash flows must be used to service the debt and is not available for other purposes; it may put Hallwood Energy at a competitive disadvantage as compared to companies with less debt; and loan covenants may limit Hallwood Energy's financial and operational flexibility.

The Secured Credit Facilities contain various financial covenants, including maximum general and administrative expenditures and current and proved collateral coverage ratios. Hallwood Energy is in default of various covenants under the Secured Credit Facilities, but under the automatic stay provisions of the United States Bankruptcy Code, Hallwood Energy's lender has not been able to foreclose on its collateral. The Secured Credit Facilities contain a make-whole provision whereby Hallwood Energy is required to pay the lender the present value amount of interest that would have been payable on the principal balance of the loan from the date of prepayment through February 8, 2010.

Properties

Real Properties

The general character, location and nature of the significant real properties owned by the Company and its subsidiaries and the encumbrances against such properties are described below.

Cost of real estate owned by property type and location as of December 31, 2008 (in thousands):

Property Type	Location	Cost
Dyeing and finishing plant	Rhode Island	$6,951
Parking Lot	Texas	50
Total		$7,001

As of December 31, 2008, the dyeing and finishing plant constituted 10% of the Company's consolidated assets.

The textile products' dyeing and finishing plant is a multi-shift facility well-suited for that particular business. The development of new products requires the plant to be constantly upgraded, along with various levels of utilization. As the Brookwood capital stock is pledged as collateral under Brookwood's Key Bank Credit Agreement, the plant is indirectly encumbered. In addition, the Credit Agreement also contains a covenant to reasonably maintain property and equipment.

Leased Facilities

The Company has a lease obligation for office space in Dallas, Texas, which expires in November 2009. Since January 2005 and August 2005, respectively, the Company shares its Dallas office space with Hallwood Investments Limited ("HIL"), a corporation associated with Mr. Anthony J. Gumbiner, the Company's chairman, chief executive officer and principal stockholder, and Hallwood Energy, each of which is obligated to pay a pro-rata share of lease and other office-related costs. As a result of its bankruptcy filing on March 1, 2009, Hallwood Energy's continuing obligation and ability to pay its share of these lease and other costs is uncertain.

Brookwood leased its former corporate headquarters in New York City, which expired in August 2006. In 2006, Brookwood entered into a lease which commenced in August 2006 for the relocation of its headquarters within New York City. This ten-year lease expires in August 2016 and provides for additional marketing and administrative space.

In January 2006, Brookwood Laminating entered into a lease for a new facility in Plainfield, Connecticut which expires in December 2010. This lease contains two five-year renewal options and a purchase option for $3,200,000. Brookwood's First Performance Fabric division shares a portion of the Connecticut facility, as does Brookwood's Roll Goods division, which also leases warehouse space in Gardena, California expiring in April 2009.

Hallwood Energy Oil and Gas Properties

For a description of Hallwood Energy's oil and gas properties, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation — Investments in Hallwood Energy."

Legal Proceedings

Litigation. From time to time, the Company, its subsidiaries, certain of its affiliates and others have been named as defendants in lawsuits relating to various transactions in which it or its affiliated entities participated. In the Company's opinion, no litigation in which the Company, subsidiaries or affiliates is a party is likely to have a material adverse effect on its financial condition, results of operations or cash flows.

On July 31, 2007, Nextec Applications, Inc. filed *Nextec Applications, Inc. v. Brookwood Companies Incorporated and The Hallwood Group Incorporated* in the United States District Court for the Southern District of New York (SDNY No. CV 07-6901) claiming that the defendants infringed five United States patents pertaining to internally-coated webs: U.S. Patent No. 5,418,051; 5,856,245; 5,869,172; 6,071,602 and 6,129,978. On October 3, 2007, the U.S. District Court dismissed The Hallwood Group Incorporated from the lawsuit. Brookwood timely answered the lawsuit. Nextec sought leave of Court to add two additional patents to the lawsuit: U.S. Patent No. 5,954,902 and 6,289,841. The Court granted leave to Nextec, and Nextec filed its amended complaint September 19, 2008. Brookwood intends to vigorously defend all claims. Brookwood believes it possesses valid defenses, however due to the nature of litigation, the ultimate outcome of this case is indeterminable at this time.

As further described in the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments in Hallwood Energy, in connection with the Acquisition and Farmout Agreement entered into between Hallwood Energy and FEI Shale, L.P., a subsidiary of Talisman Energy, Inc., in June 2008, the Company and Hallwood Energy entered into an Equity Support Agreement dated June 9, 2008, under which the Company agreed, under certain conditions, to contribute to Hallwood Energy up to $12,500,000, in consideration for which the Company would receive equity or debt securities of Hallwood Energy. As of February 25, 2009 the Company had contributed $9,300,000 to Hallwood Energy pursuant to the Equity Support Agreement. On that date, Hallwood Energy requested that the Company fund the additional $3,200,000, which the Company has not done. As previously discussed, on March 1, 2009, Hallwood Energy, HEM and Hallwood

Energy's subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. On March 30, 2009, Hallwood Energy filed an adversary proceeding against the Company requesting that the Company fund the additional $3,200,000. The case is *Hallwood Energy, L.P. v. The Hallwood Group Incorporated,* Adversary No. 09-03082, in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. The Company intends to defend the matter vigorously.

Hallwood Energy. As a significant investor in Hallwood Energy, the Company may be impacted by litigation involving Hallwood Energy. Refer to the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments in Hallwood Energy" for a further description of certain litigation involving Hallwood Energy.

On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy) and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., etal Case No. 09-31253.* The Company is only an investor in and creditor of Hallwood Energy. The bankruptcy filing does not include the Company or any other of its assets.

Environmental Contingencies. A number of jurisdictions in which the Company operates have adopted laws and regulations relating to environmental matters. Such laws and regulations may require the Company to secure governmental permits and approvals and undertake measures to comply therewith. Compliance with the requirements imposed may be time-consuming and costly. While environmental considerations, by themselves, have not significantly affected the Company's business to date, it is possible that such considerations may have a significant and adverse impact in the future. The Company actively monitors its environmental compliance and while certain matters currently exist, management is not aware of any compliance issues which will significantly impact the financial position, operations or cash flows of the Company.

In August 2005, the Rhode Island Department of Health ("RIDOH") issued a compliance order to Kenyon, alleging that Kenyon is a non-community water system and ordering Kenyon to comply with the RIDOH program for public water supply systems. Kenyon contested the compliance order and an administrative hearing was held in November 2005. No decision was ever rendered by RIDOH. However, by letter dated July 23, 2008, the United States Environmental Protection Agency ("EPA") advised Kenyon that it is the EPA's position that the Kenyon facility is a "Public Water System" and is subject to regulation under the "Safe Drinking Water Act". As a result, in January, 2009, Kenyon entered into a Consent Order with RIDOH agreeing to apply for a public water license and submit plans to comply with the aforementioned regulations. Conformance with the Consent Order will require the Company to revamp Kenyon's water supply system, at an anticipated minimum cost of $100,000.

In August 2005, Kenyon received a Notice of Alleged Violation from The Rhode Island Department of Environmental Management ("RIDEM") that alleged that Kenyon had failed to comply timely with a requirement to test the destruction efficiency of a thermal oxidizer at its Kenyon plant. The Notice further alleged that when the test was conducted, the equipment did not operate at the required efficiency. Since that time, Kenyon upgraded and retested the equipment and demonstrated compliance with the destruction efficiency requirement. RIDEM requested additional information regarding the testing and Kenyon's remedial actions, which Kenyon has provided. In February 2007, RIDEM issued a formal Notice of Violation ("NOV") in this matter, seeking a $14,000 fine. Kenyon requested an informal hearing to dispute the allegations in the NOV and the fine. An informal hearing was held in March 2007 and a Consent Agreement was executed. A $9,500 fine was remitted to RIDEM to close this matter.

In June 2007, RIDEM issued a NOV to Kenyon, alleging that Kenyon violated certain provisions of its wastewater discharge permit and seeking an administrative penalty of $79,000. Kenyon filed an Answer and Request for Hearing in which it disputed certain allegations in the NOV and the amount of the penalty. An informal meeting was held with RIDEM in August 2007. Following settlement negotiations, a Consent Agreement was executed in June 2008. The Consent Agreement required the Company to pay a $5,000 fine and perform two Supplemental Environmental Projects ("SEPs") at a total cost of $161,000. As of March 2009, one SEP had been completed. The Company is presently awaiting RIDEM approval of the engineering plans for the second SEP. Once the approval is received, the second SEP will be performed. The Company anticipates that the second SEP will be completed during 2009.

Market for Company's Common Equity, Related Stockholder Matters and Company Purchases of Equity Securities

The Company's shares of common stock, $0.10 par value per share (the "Common Stock"), are traded on the NYSE Amex stock exchange under the symbol of HWG. There were 543 stockholders of record as of March 27, 2009.

The following table sets forth a three-year record, by quarter, of high and low closing prices on the NYSE Amex stock exchange and cash dividends paid.

	Years Ended December 31,								
	2008			2007			2006		
Quarters	High	Low	Dividends	High	Low	Dividends	High	Low	Dividends
First	$85.00	$59.01	$ —	$121.66	$94.25	$—	$152.00	$69.91	$—
Second	75.52	61.85	—	106.50	78.50	—	141.00	80.75	—
Third	72.99	61.50	—	90.50	74.55	—	121.00	94.00	—
Fourth	65.00	30.93	$7.89	81.49	60.98	—	122.50	80.50	—

On December 29, 2008, the Company paid a cash dividend (treated as a distribution for federal income tax purposes) in the amount of $7.89 per share to stockholders of record as of December 15, 2008. The Company anticipates that, for federal income tax purposes, the dividend will be treated as a return of capital rather than a taxable dividend, since the Company does not have accumulated earnings and profits and does not expect to have current earning in profits during 2008.

During 2006 and 2007, the Company purchased a total of 5,179 of its common shares from certain officers of the Company in connection with the exercise of stock options. The purchases were equivalent to the exercise price and related tax withholding requirement associated with the exercise of the stock options at the fair market value of the common stock at the date of exercise. The Company made no purchases of its common shares during 2008.

The closing price per share of the Common Stock was $8.33 at March 27, 2009.

Selected Financial Data

The following table sets forth, as of the dates and for the periods indicated, selected financial information. The financial information is derived from our audited consolidated financial statements for such periods. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto contained in this Annual Report. The following information is not necessarily indicative of future results.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Revenues	$162,237	$132,497	$112,154	$134,607	$137,280
Expenses	146,470	125,247	111,382	134,554	125,609
Operating income	15,767	7,250	772	53	11,671
Other income (loss):					
Equity loss from investments in energy affiliates(a)	(12,120)	(55,957)	(10,418)	(8,500)	(9,901)
Interest expense	(688)	(1,146)	(616)	(545)	(1,197)
Other, net	144	399	566	1,532	2,918
Gain (loss) from disposition of HE III and HEC(b)	—	—	(17)	52,312	62,288
	(12,664)	(56,704)	(10,485)	44,799	54,108
Income (loss) from continuing operations before income taxes	3,103	(49,454)	(9,713)	44,852	65,779
Income tax expense (benefit)	1,705	(16,629)	(2,988)	18,510	11,079
Income (loss) from continuing operations	1,398	(32,825)	(6,725)	26,342	54,700
Income (loss) from discontinued operations, net of tax:					
Income from real estate operations(c)	—	—	—	—	39,002
Income (loss) from hotel operations	—	—	—	—	783
	—	—	—	—	39,785
Net Income (Loss)	$ 1,398	$ (32,825)	$ (6,725)	$ 26,342	$ 94,485
Income (Loss) from Continuing Operations Per Common Share					
Basic	$ 0.92	$ (21.61)	$ (4.44)	$ 18.22	$ 41.24
Diluted	0.92	(21.61)	(4.44)	17.47	36.79
Net Income (Loss) Per Common Share					
Basic	$ 0.92	$ (21.61)	$ (4.44)	$ 18.22	$ 71.24
Diluted	0.92	(21.61)	(4.44)	17.47	63.55
Dividends Per Common Share	$ 7.89	—	—	$ 43.87	—
Weighted Average Shares Outstanding					
Basic	1,521	1,519	1,514	1,446	1,326
Diluted	1,525	1,519	1,514	1,508	1,487
Financial Condition					
Total assets	$ 69,395	$ 90,745	$107,597	$108,801	$157,317
Loans payable	10,438	17,366	10,892	6,812	9,136
Redeemable preferred stock	1,000	1,000	1,000	1,000	1,000
Common stockholders' equity	38,261	48,812	81,966	88,443	124,541

(a) In 2007, Hallwood Energy reported a net loss of $276,413,000, which included an impairment of $232,002,000 associated with its oil and gas properties. The Company recorded its proportionate share of the net loss, to the extent of its carrying value.

(b) In July 2005, the Company sold its investment in Hallwood Energy III, L.P., a former energy affiliate. In December 2004, the Company sold its investment in Hallwood Energy Corporation.

(c) In July 2004, the Company sold its investments in Hallwood Realty Partners, L.P., a former real estate affiliate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

General. The Company currently operates as a holding company with interests in textiles and energy. Until July 2004, the Company had interests in textiles, real estate and various energy affiliates. Since that time, the Company disposed of its interests in Hallwood Realty Partners, L.P. ("HRP") in July 2004, which constituted substantially all of its real estate activities, and Hallwood Energy Corporation ("HEC") and Hallwood Energy III, L.P. ("HE III"), two of its energy affiliates, in December 2004 and July 2005, respectively.

Textile Products. In the three years ended December 31, 2008, the Company derived all of its operating revenues from the textile activities of its Brookwood subsidiary; consequently, the Company's success is highly dependent upon Brookwood's success. Brookwood's success will be influenced in varying degrees by its ability to continue sales to existing customers, cost and availability of supplies, Brookwood's response to competition, its ability to generate new markets and products and the effect of global trade regulations. Although the Company's textile activities have generated positive cash flow in recent years, there is no assurance that this trend will continue.

While Brookwood has enjoyed substantial growth in its military business, there is no assurance this trend will continue. Brookwood's sales to the customers from whom it derives its military business have been volatile and difficult to predict, a trend the Company believes will continue. In recent years, orders from the military for goods generally were significantly affected by the increased activity of the U.S. military. If this activity does not continue or declines, then orders from the military generally, including orders for Brookwood's products, may be similarly affected. Military sales of $101,813,000, $70,006,000 and $53,885,000 for 2008, 2007 and 2006, respectively, were 45.4% higher in 2008 and 29.9% higher in 2007 from the respective previous years.

The military had limited orders in 2006 and in the 2007 first quarter for existing products and adopted revised specifications for new products to replace the products for which Brookwood's customers have been suppliers. However, the U.S. government released orders in the remaining 2007 quarters and during 2008 for goods that include Brookwood's products, which resulted in a substantial increase in military sales. Changes in specifications or orders present a potential opportunity for additional sales; however, it is a continuing challenge to adjust to changing specifications and production requirements. Brookwood has regularly conducted research and development on various processes and products intended to comply with the revised specifications and participates in the bidding process for new military products. However, to the extent Brookwood's products are not included in future purchases by the U.S. government for any reason, Brookwood's sales could be adversely affected. In addition, the U.S. government is releasing contracts for shorter periods than in the past. The Company acknowledges the unpredictability in revenues and margins due to military sales and is unable at this time to predict future sales trends.

Unstable global nylon and chemical pricing, and volatile domestic energy costs, coupled with a varying product mix, have continued to cause fluctuations in Brookwood's margins, a trend that will potentially continue.

Brookwood continues to identify new market niches to replace sales lost to imports. In addition to its existing products and proprietary technologies, Brookwood has been developing advanced breathable, waterproof laminates and other materials, which have been well received by its customers. Continued development of these fabrics for military, industrial and consumer applications is a key element of Brookwood's business plan. The ongoing success of Brookwood is contingent on its ability to maintain its level of military business and adapt to the global textile industry. There can be no assurance that the positive results of the past can be sustained or that competitors will not aggressively seek to replace products developed by Brookwood.

The textile products business is not interdependent with the Company's other business operations. The Company does not guarantee the Brookwood bank facility and is not obligated to contribute additional capital. Conversely, Brookwood does not guarantee debts of the Company or any of the Company's subsidiaries and is not obligated to contribute additional capital to the Company beyond dividend payments and the tax sharing agreement.

Energy. Hallwood Energy is a privately held independent oil and gas limited partnership and operates as an upstream energy company engaging in the acquisition, development, exploration, production, and sale of hydrocarbons, with a primary focus on natural gas assets. As of December 31, 2008, the Company had invested $61,480,000 in Hallwood Energy, which represented 22% of the blended Class A and Class C limited partner interests (18% after consideration of profit interests) of Hallwood Energy. In addition, the Company loaned Hallwood Energy $13,920,000 in the form of convertible notes issued by Hallwood Energy.

In June 2008, Hallwood Energy entered into an agreement for the sale and farmout to FEI Shale, L.P. ("FEI"), a subsidiary of Talisman Energy, Inc. of an undivided interest in up to 33.33% of Hallwood Energy's interest in substantially all its assets for a series of payments of up to $125,000,000 (an initial payment of $60,000,000 and the option to pay up to an additional $65,000,000), and entered into an agreement to provide consulting services to the purchaser for one year (the "Talisman Energy Transaction"). In October 2008, FEI elected to make a second payment of $30,000,000 to Hallwood Energy. In February 2009, FEI elected to make a partial funding in the amount of $15,000,000 related to its third payment.

On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy) and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., etal Case No. 09-31253.* The Company is only an investor in and creditor of Hallwood Energy. The bankruptcy filing does not include the Company or any other of its assets. For a further discussion of the bankruptcy case, refer to section below entitled *Bankruptcy Filing by Hallwood Energy.*

Refer also to the section "Investments in Hallwood Energy" for a further description of the Company's energy activities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses, and related disclosures. Actual results may differ from these estimates under different assumptions or conditions.

The Securities and Exchange Commission ("SEC") requested that registrants identify "critical accounting policies" in Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations. The SEC indicated that a "critical accounting policy" is one that is both important to the portrayal of an entity's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes that the following of its accounting policies fit this description:

Revenue Recognition. Textile products sales are recognized upon shipment or release of product, when title passes to the customer. Brookwood provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of the aging of accounts receivable. If the financial condition of Brookwood's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

On occasion, Brookwood receives instructions from some of its customers to finish fabric, invoice the full amount and hold the finished inventory until the customer sends shipping instructions. In those cases, Brookwood records the sale and sends the customer an invoice containing normal and usual payment terms and identifies the inventory as separate from Brookwood's inventory. Generally, a customer provides such instructions to accommodate its lack of available storage space for inventory. This practice is customary in the textile industry and with respect to certain Brookwood customers. In these cases, the Brookwood customer either dictates delivery dates at the time the order is placed or when the customer has not specified a fixed delivery date, the customer owns the goods and has asked Brookwood to keep them in the warehouse until the customer provides a delivery date. For all of its "bill and hold" sales, Brookwood has no future obligations, the customer is billed when the product is ready for shipment and expected to pay under standard billing and credit terms, regardless of the actual delivery date, and the inventory is identified and not available for Brookwood's use. Brookwood's total bill and hold sales held by Brookwood at the end of each of the three years ended December 31, 2008 were not material.

Deferred Income Tax Asset. A deferred income tax asset is recognized for net operating loss and certain other tax carryforwards, tax credits and temporary differences, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the asset will not be realized. Management is required to estimate taxable income for future years and to use its judgment to determine whether or not to record a valuation allowance to reduce part or all of a deferred tax asset. Management considers various tax planning strategies, anticipated gains from the potential sale of investments and projected income from operations to determine the valuation allowance to be recorded, if any.

Impairment of Long-Lived Assets. Management reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Unforeseen events and changes in circumstances and market conditions could negatively affect the fair value of assets and result in an impairment charge. In the event such indicators exist for assets held for use, if undiscounted cash flows before interest charges are less than carrying value, the asset is written down to estimated fair value. For assets held for sale, these assets are carried at the lower of cost or estimated sales price less costs of sale. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. Significant assumptions used in this process depend upon the nature of the investment, but would include an evaluation of the future business opportunities, sources of competition, advancement of technology and its impact on patents and processes and the level of expected operating expenses.

Impairment of Investments Accounted for Under Equity Method. Investments that are accounted for under the equity method of accounting are reviewed for impairment when the fair value of the investment is believed to have fallen below the Company's carrying value. When such a decline is deemed other than temporary, an impairment charge is recorded to the statement of operations for the difference between the investment's carrying value and its estimated fair value at the time. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee's financial performance, and the Company's ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment's market value. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors to be evaluated. Differing assumptions could affect whether an investment is impaired. At least annually, the Company performs impairment reviews and determines if a writedown is required.

During the year ended December 31, 2007, Hallwood Energy recorded impairments of oil and gas properties of $223,002,000. The Company recorded its proportionate share of such impairments through the equity method of accounting as discussed below. Principally due to the recording of these impairments, the Company's carrying value of its investment in Hallwood Energy at December 31, 2007 was reduced to zero.

The Company's proportionate share of Hallwood Energy's calendar year 2007 loss would have reduced the carrying value of its investment in Hallwood Energy below zero. The general rule for recording equity losses ordinarily indicates that the investor shall discontinue applying the equity method when the investment has been reduced to zero and shall not provide for additional losses, unless the investor provides or commits to provide additional funds to the investee, has guaranteed obligations of the investee, or is otherwise committed to provide further financial support to the investee. Although no guarantee or commitment existed at December 31, 2007, the Company loaned $5,000,000 to Hallwood Energy in January 2008 to provide capital to continue regular ongoing operations of Hallwood Energy. Accordingly, the Company recorded an additional equity loss in 2007 to the extent of the $5,000,000 loan, as the Company had not determined to what extent, if any, that it would advance additional funds to Hallwood Energy.

As a result of the completion of the Talisman Energy Transaction in June 2008, the Company entered into the Equity Support Agreement with Hallwood Energy which obligated the Company to contribute additional equity or debt capital of $2,039,000 at the completion date (along with $2,961,000 loaned in May 2008 for a total amount of $5,000,000) to Hallwood Energy and guarantee an additional amount of up to $7,500,000 in certain circumstances, both of which were issued under the terms of the Second Convertible Note (discussed below).

The Company loaned $4,300,000 to Hallwood Energy during September 2008 pursuant to the Equity Support Agreement. The Company's additional investments and commitment to provide additional financial support, resulted in the recording of an equity loss in 2008 of $12,120,000, which included accumulated equity losses that had not been previously recorded, as the Company had reduced the carrying value of its investment to zero. The Company's carrying value of its Hallwood Energy investment was zero at December 31, 2008. The Company's proportionate share of Hallwood Energy's accumulated losses that have not been recognized as of December 31, 2008 is approximately $12,891,000, based upon its 25% Class A limited partner ownership percentage.

In prior years, the Company's evaluation of its investment in Hallwood Energy contained assumptions including (i) an evaluation of reserves using assumptions commonly used in the industry, some of which were not the same as are required by the SEC to be used for financial reporting purposes; (ii) realization of fair value for various reserve categories based upon Hallwood Energy's historical experience; and (iii) value per acre in a potential sale transaction, based upon acreage owned in productive areas with shale characteristics similar to acreage previously sold by HEC and HE III and other sale activity of acreage with shale formations.

Inventories. Inventories at the Brookwood subsidiary are valued at the lower of cost (first-in, first-out or specific identification method) or market. Inventories are reviewed and adjusted for changes in market value based on assumptions related to past and future demand and worldwide and local market conditions. If actual demand and market conditions vary from those projected by management, adjustments to lower of cost or market value may be required.

The policies listed are not intended to be a comprehensive list of all of our accounting policies. In most cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in the application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result than those recorded and reported.

Presentation

The Company intends the discussion of its financial condition and results of operations that follows to provide information that will assist in understanding its financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect its financial statements.

Results of Operations

The Company reported net income of $1,398,000 for the year ended December 31, 2008, compared to a net loss of $32,825,000 for 2007, and a net loss of $6,725,000 for 2006. Revenue was $162,237,000 for 2008, $132,497,000 for 2007 and $112,154,000 for 2006. Operating income, principally from Brookwood's operations, was $15,767,000, $7,250,000 and $772,000 in 2008, 2007 and 2006, respectively.

Revenues

Textile products sales of $162,237,000 in 2008 increased by $29,740,000, or 22.4%, compared to $132,497,000 in 2007, which was an increase of $20,343,000, or 18.1%, compared to $112,154,000 in 2006. The increases were principally due to an increase of $31,807,000 in 2008 and an increase of $16,121,000 in 2007 in sales of specialty fabric to U.S. military contractors as a result of increases in orders from the military to Brookwood's customers.

Brookwood has several customers who have accounted for more than 10% of Brookwood's sales in one or more of the three years ended December 31, 2008. Sales to one Brookwood customer, Tennier Industries, Inc. ("Tennier"), accounted for more than 10% of Brookwood's sales in each of the three years ended December 31, 2008. Its relationship with Tennier is ongoing. Sales to Tennier, which are included in military sales, were $47,310,000, $40,844,000 and $31,300,000 in 2008, 2007 and 2006, respectively, which represented 29.2%, 30.8% and 27.9% of Brookwood's sales. Sales to another customer, ORC Industries, Inc. ("ORC"), accounted for more than 10% of Brookwood's sales in 2008 and 2006. Its relationship with ORC is ongoing. Sales to ORC, which are also included in military sales, were $18,436,000, $8,971,000 and $12,609,000 in 2008, 2007 and 2006, respectively, which represented 11.4%, 6.8% and 11.2% of Brookwood's sales. Sales to another customer accounted for slightly more than 10% of sales for 2008 only. Brookwood's relationship with the customer is ongoing. Sales to that customer, which are also included in military sales, were $16,752,000 in 2008, which represented 10.3% of Brookwood's sales.

Expenses

Textile products cost of sales of $123,795,000 increased by $18,877,000, or 18.0%, in 2008, compared to $104,918,000 in 2007, which was an increase of $11,784,000, or 12.6%, compared to $93,134,000 in 2006. The 2008 increase principally resulted from material and labor costs associated with the higher sales volume, changes in product mix and utility costs, which increased by 47% compared to 2007. The 2007 increase principally resulted from material costs associated with the higher sales volumes and changes in product mix. Costs increased in 2007, compared to 2006, for employee related expenses by approximately $1,300,000, stabilized in energy (due to energy reduction capital projects) increasing by only $52,000, and decreased rent expense by $222,000 due to the completion of the move to its Connecticut facility in 2006. Cost of sales includes all costs associated with the manufacturing process, including but not limited to, materials, labor, utilities, depreciation on manufacturing equipment and all costs associated with the purchase, receipt and transportation of goods and materials to Brookwood's facilities, including inbound freight, purchasing and receiving costs, inspection costs, internal transfer costs and other costs of the distribution network. Brookwood believes that the reporting and composition of cost of sales and gross margin is comparable with similar companies in the textile converting and finishing industry.

The gross profit margin was 23.7%, 20.8% and 17.0% in 2008, 2007 and 2006, respectively. The higher gross margin for 2008 principally resulted from higher sales volume, changes in product mix and manufacturing efficiencies such as reductions in working loss. The higher gross profit margin for 2007 principally resulted from higher sales volume and changes in product mix and energy and rent savings.

Administrative and selling expenses were comprised of the following (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Textile products	$17,143	$15,115	$13,431
Corporate	5,532	5,214	4,817
Total	$22,675	$20,329	$18,248

Textile products administrative and selling expenses of $17,143,000 for 2008 increased by $2,028,000, or 13.4%, from the 2007 amount of $15,115,000, which increased by $1,684,000, or 12.5%, compared to the 2006 amount of $13,431,000. The 2008 increase was primarily attributable to an increase of $341,000 of employee related expenses associated with higher sales volume, and in support of increased compliance requirements for Sarbanes-Oxley and environmental matters, increased performance compensation and other related payroll costs of $761,000, and $879,000 for legal and professional fees. The 2007 increase was primarily attributable to higher professional fees of $275,000, increased salaries of $451,000 principally due to additional personnel associated with increased compliance requirements (e.g. Sarbanes-Oxley and environmental) and in support of increased sales, increased performance compensation and other related payroll costs of $430,000 and increased sales commissions of $330,000. The textile products administrative and selling expenses included items such as payroll, professional fees, sales commissions, marketing, rent, insurance, travel and royalties. Brookwood conducts research and development activities related to the exploration, development and production of innovative products and technologies. Research and development expenses were approximately $862,000 in 2008, $605,000 in 2007 and $594,000 in 2006.

Corporate administrative expenses were $5,532,000 for 2008, compared to $5,214,000 for 2007 and $4,817,000 for 2006. The 2008 increase of 6.1% was principally attributable to costs associated with the terminated initiative regarding strategic alternatives for Brookwood of approximately $440,000, employee severance costs of $355,000, and higher office space and administrative service costs for HIL of $119,000, partially offset by a reduction in Sarbanes-Oxley costs of $299,000. The 2007 increase of 8.2% was principally attributable to Sarbanes-Oxley costs of $697,000 and costs of $358,000 associated with the withdrawn plan of liquidation discussed below.

Professional fees and costs associated with the operation of an office by HIL decreased in 2007 by $285,000 and $281,000, respectively, compared to 2006.

Other Income (Loss)

Equity losses from the Company's investments in Hallwood Energy, attributable to the Company's share of losses reported by Hallwood Energy, was $12,120,000 in 2008, compared to $55,957,000 in 2007 and $10,418,000 in 2006.

The Company recorded a 2008 equity loss to the extent of loans it made to Hallwood Energy in 2008 of $8,920,000 and a commitment to invest additional funds, under certain conditions, up to $3,200,000 and reduced the carrying value of its investment in Hallwood Energy to zero. For the year ended December 31, 2008, Hallwood Energy reported a loss of $60,941,000, which included an impairment of its oil and gas properties of $32,731,000, interest expense of $23,642,000 and other income of $6,017,000, which principally related to a contract services agreement with Talisman. As of December 31, 2008, the Company's proportionate share of Hallwood Energy's accumulated losses that have not yet been recognized is approximately $12,891,000, based upon the Company's 25% Class A limited partner ownership percentage.

The Company recorded a 2007 equity loss of $55,957,000 in Hallwood Energy as its proportionate share of significant losses reported by Hallwood Energy. In the first nine months of 2007, Hallwood Energy reported a loss of $54,602,000, which included an impairment of $31,680,000 associated with its oil and gas properties and interest expense of $17,913,000. The interest expense included make-whole provisions in the amounts of $7,100,000 related to its former credit facility and $9,009,000 related to its present Senior Secured Credit Facility. In the 2007 fourth quarter, Hallwood Energy reported a net loss of $221,811,000, which included an impairment of its oil and gas properties of $191,322,000 and interest expense of $12,163,000. A significant portion of the impairment charge, approximately $111,000,000, related to the early lease surrenders and writedowns of Arkansas leaseholds associated with low or non-prospective oil and gas leases and approximately $52,829,000 related to its Louisiana properties from its drilling program that has been unsuccessful to date. The fourth quarter interest expense included $7,488,000 related to the change in the value of the make-whole provision contained in its present Senior Secured Credit Facility.

In July 2007, Hallwood Energy announced its first gas sales from its newly constructed gathering system in Central Eastern Arkansas. Natural gas began flowing through the system at rates exceeding 6 million cubic feet of gas per day. The current flow rate as of March 1, 2009 was approximately 7.5 million cubic feet of gas per day. The system currently in service contains 36 miles of gathering pipelines in White County to support the drilling program presently underway.

The 2006 results for Hallwood Energy include production from two wells in the Fort Worth Basin that were sold to Chesapeake. In December 2006, Hallwood Energy recorded an impairment of $28,408,000 associated with its oil and gas properties and accrued $1,683,000 as a portion of a make-whole fee in connection with a subsequent prepayment of a loan. The make-whole fee was included in interest expense. The Company recorded its proportionate share of such impairment and interest expense in the approximate amount of $7,560,000.

As further discussed in the section entitled *Investments In Hallwood Energy*, on March 1, 2009, Hallwood Energy and certain of its affiliates filed petition for relief under Chapter 11 of the United States Bankruptcy Code.

The Company earned interest income of $92,000 during 2007 from loans it made to Hallwood Energy in the period from March to May 2007.

Interest expense was comprised of the following (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Textile products	$688	$1,146	$601
Corporate	—	—	15
Total	$688	$1,146	$616

Textile products interest expense principally relates to Brookwood's Revolving Credit Facility. Fluctuations in interest expense year to year were principally due to changes in the average outstanding loan amount and interest rates.

Corporate interest expense of $15,000 in 2006 was attributable to the completion of an Internal Revenue Service examination of the Company's 2004 and 2005 federal income tax returns.

Interest and other income was $144,000 in 2008, compared to $307,000 in 2007 and $566,000 in 2006. The 2008 decrease was principally due to reduced interest income earned on cash equivalents and a gain in the amount of $74,000 from the sale of a marketable security in March 2007. The 2007 decrease was principally attributable to reduced interest income on cash and cash equivalents, partially offset by a $74,000 gain from the sale of a marketable security in March 2007.

The Company recorded a $17,000 loss from the disposition of HE III in November 2006 in connection with the reduction of a receivable.

Income Taxes

Following is a schedule of income tax expense (benefit) (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Federal			
Current	$ (116)	$(14,294)	$(2,189)
Deferred	744	(2,998)	(1,032)
Sub-total	628	(17,292)	(3,221)
State			
Current	759	610	242
Deferred	38	53	(9)
Sub-total	797	663	233
Foreign			
Current	280	—	—
Total	$1,705	$(16,629)	$(2,988)

The income tax expense for 2008 was principally due to the operating income from Brookwood, partially offset by the equity loss from the investment in Hallwood Energy. The income tax benefit for 2007 and 2006 was principally due to the equity loss from the investment in Hallwood Energy. The effective federal tax rate in 2008, 2007 and 2006 was 34%, 34% and 34%, respectively, while state taxes were determined based upon taxable income apportioned to those states in which the Company does business at their respective tax rates.

It is anticipated that the Company will not pay any federal income tax related to its 2008 operations.

After filing its 2007 federal income tax return with the Internal Revenue Service ("IRS") in September 2008, the Company filed a carryback of its 2007 taxable loss and received a tax refund in October 2008 in the amount of $12,347,000.

The Company filed an application for tentative refund with the IRS in March 2007 and received $1,000,000 in April 2007. Following the filing of the 2006 income tax return in September 2007, the Company received an additional refund of $376,000 in October 2007. The Company also filed a carryback of its 2006 taxable loss in September 2007 and obtained an additional refund of $4,512,000 in November 2007.

In December 2006, the IRS completed an examination of the Company's consolidated income tax returns for the years ended December 31, 2004 and 2005. The IRS proposed adjustments that resulted in a tax assessment of $61,000 for 2004 and $103,000 for 2005, with associated interest costs of $15,000. No penalties were assessed. The Company paid the assessed tax and interest in December 2006.

At December 31, 2008 and 2007, the net deferred tax asset was $3,818,000 and $4,600,000, respectively. The 2008 balance was comprised of $550,000 attributable to temporary differences (including $365,000 associated with the Company's investment in Hallwood Energy), $2,509,000 attributable to a federal net operating loss carryforward, and $759,000 of alternative minimum tax credits. The 2007 balance included $1,721,000 attributable to temporary differences (including $1,406,000 associated with the Company's investment in Hallwood Energy), $2,035,000 attributable to a federal net operating loss carryforward and $844,000 of alternative minimum tax credits.

Related Party Transactions

Hallwood Investments Limited. The Company has entered into a financial consulting contract with Hallwood Investments Limited ("HIL"), a corporation associated with Mr. Gumbiner. The contract provides for HIL to furnish and perform international consulting and advisory services to the Company and its subsidiaries, including strategic planning and merger activities, for annual compensation of $996,000. The annual amount is payable in monthly installments. The contract automatically renews for one-year periods if not terminated by the parties beforehand. Additionally, HIL and Mr. Gumbiner are also eligible for bonuses from the Company or its subsidiaries, subject to approval by the Company's or its subsidiaries' board of directors. The Company also reimburses HIL for reasonable expenses in providing office space and administrative services and for travel and related expenses to and from the Company's corporate office. In addition, prior to November 2006, the Company also reimbursed Mr. Gumbiner for services, meals and other personal expenses related to the office separately maintained by Mr. Gumbiner. At Mr. Gumbiner's recommendation, the Company's board of directors determined in 2006 that the reimbursement for personal expenses related to his office would not continue after November 2006.

A summary of the fees and expenses related to HIL and Mr. Gumbiner are detailed below (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Consulting fees	$ 996	$ 996	$ 996
Office space and administrative services	301	182	463
Travel and related expenses	110	70	267
Total	$1,407	$1,248	$1,726

In addition, HIL and Mr. Gumbiner perform services for certain affiliated entities that are not subsidiaries of the Company, for which they receive consulting fees, bonuses, stock options, net profit interests or other forms of compensation and expenses. The Company recognizes a proportionate share of such compensation and expenses, based upon its ownership percentage in the affiliated entities, through the utilization of the equity method of accounting.

HIL shares common offices, facilities and certain staff in its Dallas office with the Company. The Company pays certain common general and administrative expenses and charges HIL an overhead reimbursement fee for its allocable share of the expenses. For the years ended December 31, 2008, 2007 and 2006, HIL reimbursed the Company $110,000, $155,000 and $142,000, respectively, for such expenses.

In April 2007, HIL and Hallwood Energy's lender committed to fund one-half of potential additional equity or subordinated debt funding calls totaling $55,000,000, or $27,500,000, by Hallwood Energy, to the extent other investors, including the Company, did not respond to a call. HIL funded $2,591,000 and $1,842,000 in June 2007 and September 2007, respectively, pursuant to such commitment. In September 2007, the $55,000,000 commitment from HIL and the lender expired as a result of the receipt of sufficient contributions from various equity calls initiated by Hallwood Energy between April 2007 and August 2007.

In November 2007, HIL committed to fund $7,500,000 of additional equity to Hallwood Energy no later than November 15, 2007. HIL funded the full $7,500,000 in November under this agreement, with Hallwood Energy executing a promissory note bearing interest at 16% per annum. On January 2, 2008, as per the commitment agreement, the outstanding amount plus accrued interest was automatically converted into Hallwood Energy Class C limited partnership interest.

In January 2008, HIL loaned $5,000,000 to Hallwood Energy in connection with Hallwood Energy's $30,000,000 First Convertible Note. Terms of the First Convertible Note agreement are discussed in the section entitled "Investments in Hallwood Energy". As of March 1, 2009, HIL and one of its affiliated entities have invested $19,156,000 in Hallwood Energy.

Hallwood Energy. Hallwood Energy shares common offices, facilities and certain staff in its Dallas office with the Company and Hallwood Energy is obligated to reimburse the Company for its allocable share of the expenses and certain direct expenses. For the years ended December 31, 2008 and 2007 and 2006, Hallwood Energy reimbursed the Company $415,000, $297,000 and $311,000, respectively, for such expenses. As a result of its bankruptcy filing on March 1, 2009, Hallwood Energy's continuing obligation and ability to pay its share of these lease and other costs is uncertain.

Investments in Hallwood Energy

At December 31, 2008, the Company had invested $61,481,000 in Hallwood Energy, which represented approximately 22% of the blended Class A and Class C limited partner interests (18% after consideration of profit interests) and, in addition, the Company had loaned Hallwood Energy $13,920,000 in the form of convertible notes.

Provided below is a schedule of the Company's investments in Hallwood Energy by year (in thousands):

Description	2008	2007	2006	Prior	Total Investment
Class A limited partner interest	$ —	$ 3	$9,427	$40,954	$50,384
Class C limited partner interest	—	11,084	—	—	11,084
General partner interest	—	6	1	6	13
First Convertible Note	5,000	—	—	—	5,000
Second Convertible Note:					
— Cash investment	9,300	—	—	—	9,300
— Less: portion invested by third parties	(380)	—	—	—	(380)
Total	$13,920	$11,093	$9,428	$40,960	$75,401

The Company accounts for the investment in Hallwood Energy using the equity method of accounting and records its pro rata share of Hallwood Energy's net income (loss) and partner capital transactions, as appropriate.

As a result of the bankruptcy filing by Hallwood Energy, the extent or value of the Company's continuing interest in Hallwood Energy, if any, is uncertain. See the section entitled *"Bankruptcy Filing by Hallwood Energy"*.

Certain of the Company's officers and directors are investors in Hallwood Energy. In addition, as members of management of Hallwood Energy, one director and officer and one officer of the Company hold a profit interest in Hallwood Energy.

Equity Losses. As previously stated, the Company records its pro rata share of Hallwood Energy's net (income) loss using the equity method of accounting. The Company's proportionate share of Hallwood Energy's calendar year 2007 loss would have reduced the carrying value of its investment in Hallwood Energy below zero. The general rule for recording equity losses ordinarily indicates that the investor shall discontinue applying the equity method when the investment has been reduced to zero and shall not provide for additional losses, unless the investor provides or commits to provide additional funds to the investee, has guaranteed obligations of the investee, or is otherwise committed to provide further financial support to the investee. Although no guarantee or commitment existed at December 31, 2007, the Company loaned $5,000,000 to Hallwood Energy in January 2008 in connection with Hallwood Energy's $30,000,000 convertible note due January 21, 2011 to provide capital to continue regular ongoing operations. Accordingly, the Company recorded an additional equity loss in 2007 to the extent of the $5,000,000 loan, as the Company had not determined to what extent, if any, that it would advance additional funds to Hallwood Energy and the carrying value of its Hallwood Energy investment was reduced to zero at December 31, 2007.

In connection with the then ongoing efforts to complete the Talisman Energy Transaction (discussed below), the Company loaned Hallwood Energy $2,961,000 in May 2008. As a result of the completion of the Talisman Energy Transaction in June 2008, the Company entered into the Equity Support Agreement with Hallwood Energy which obligated the Company to contribute additional equity or debt capital of $2,039,000 at the completion date (for a total amount of $5,000,000) to Hallwood Energy and guarantee an additional amount of up to $7,500,000 in certain circumstances, both of which were issued under the terms of the Second Convertible Note (discussed below). The Company loaned $4,300,000 to Hallwood Energy during September 2008 pursuant to the Equity Support Agreement. The Company's additional investments and commitment to provide additional financial support, resulted in the recording of an equity loss in the year ended December 31, 2008 of $12,120,000, which included accumulated equity losses that had not been previously recorded, as the Company had reduced the carrying value of its investment to zero. The Company's carrying value of its Hallwood Energy investment remained at zero at December 31, 2008.

The Company's proportionate share of Hallwood Energy's accumulated losses that have not been recognized as of December 31, 2008 is approximately $12,891,000, based upon its 25% Class A limited partner ownership percentage.

Limited Partner Investments and Convertible Notes. At December 31, 2008, there were three classes of limited partnership interests and two classes of convertible notes outstanding for Hallwood Energy:

- Class C interests bear a 16% priority return which compounds monthly. The priority return will be accrued and become payable when, as and if declared by the general partner of Hallwood Energy. Hallwood Energy does not anticipate paying any distributions in the foreseeable future. All distributions of defined available cash and defined net proceeds from any sales or other disposition of all or substantially all of the then remaining assets of Hallwood Energy which is entered into in connection with, or which will result in, the liquidation of Hallwood Energy (the "Terminating Capital Transaction") must first be used to reduce any unpaid Class C priority return and capital contributions to zero. Unpaid Class C priority return and capital contributions can be converted into Class A interests based on the ratio of Class C contributions to the sum of Class A contributions and the Class C limited partner's Class C partnership interest designated by the Class C limited partner to be converted into Class A partnership interest. The Class C capital contributions and unpaid priority return totaled approximately $84,422,000 and $21,477,000, respectively, at December 31, 2008.

- Class A interests have certain voting rights and with the general partner would receive 100% of the distributions of available cash and net proceeds from Terminating Capital Transactions subsequent to the payment of all unpaid Class C priority return and of all Class C capital contributions until the unrecovered capital accounts of each Class A partner interest is reduced to zero, and thereafter share in all future distributions of available cash and net proceeds from Terminating Capital Transactions with the holders of the Class B interests.

- Class B interests represent vested net profit interests awarded to key individuals by Hallwood Energy. At December 31, 2008 and 2007, outstanding Class B interests had rights to receive 20.0% and 18.6%, respectively, of distributions of defined available cash and net proceeds from Terminating Capital Transactions after the unpaid Class C priority return and capital contributions and the unreturned Class A and general partner capital contributions have been reduced to zero.

- First Convertible Note. In January 2008, Hallwood Energy entered into a $30,000,000 convertible subordinated note agreement (the "First Convertible Note"). Borrowings bear interest which accrues at an annual rate of 16%, payable on a quarterly basis after the completion of a defined equity offering and subject to the prior full payment of borrowings and accrued interest under the Secured Credit Facilities and are subject to a make-whole provision. The First Convertible Note and accrued interest may be converted into Class C interests on a dollar for dollar basis. If no Class C interests are outstanding, the First Convertible Note may be converted into Class A interests or such comparable securities as may be outstanding at the same exchange ratio as the original Class C interests. Principal and unpaid interest are due on the earlier of January 21, 2011, or upon a defined change of control. The First Convertible Note lenders also received warrants to acquire additional Class C interests, exercisable until January 2011. $28,839,000 of the First Convertible Notes were subscribed for and issued, of which the Company purchased $5,000,000 in January 2008.

- Second Convertible Note. In May 2008, Hallwood Energy entered into a $12,500,000 convertible subordinated note agreement (the "Second Convertible Note"), which was underwritten by the Company. The Second Convertible Note was issued in connection with the completion of the Talisman Energy Transaction and the related Equity Support Agreement (discussed below). The Second Convertible Note contains interest terms, conversion features and repayment terms comparable to the First Convertible Note described previously. As of December 31, 2008, $9,300,000 of the Second Convertible Note was outstanding, of which $8,920,000 was held by the Company and $380,000 was held by other Hallwood Energy investors.

Following is a description of certain capital and loan transactions completed by Hallwood Energy from 2006 to 2008 and the Company's relative participation in those transactions:

Capital Transactions. In January 2006, the Company invested a Class A capital contribution of $2,721,000 in Hallwood Energy.

In November 2006, Hallwood Energy requested an additional Class A capital contribution in the amount of $25,000,000 from its partners, of which the Company invested an additional $6,708,000. The Company utilized a $452,000 capital contribution receivable to reduce its cash contribution.

In April 2007, HIL and Hallwood Energy's Lender each committed to fund one-half of potential additional equity or subordinated debt funding calls totaling $55,000,000 by Hallwood Energy, to the extent other investors, including the Company, did not respond to the calls. In April 2007, Hallwood Energy issued a $25,000,000 Class C equity call to its partners (the "April Call"), which was fully satisfied. The Company's share of the April Call was $6,743,000.

In May 2007, Hallwood Energy issued a $20,000,000 Class C equity call to its partners (the "May Call"), which was fully satisfied. The Company's proportionate share of the May Call was $5,091,000. Due to the fact that the Company did not have available sufficient cash, the Company contributed only $2,501,000 towards the May Call. Because of the Company's inability to meet its full equity call requirement, HIL funded $2,590,000 of the May Call that was not funded by the Company.

In August 2007, Hallwood Energy issued a $15,000,000 Class C equity call to its partners (the "August Call"), which was fully satisfied. The Company's proportionate share of the August Call was $3,683,000. Due to the fact that the Company did not have available sufficient cash, the Company contributed only one-half, or $1,842,000, towards the August Call. Because of the Company's inability to meet its full equity call requirement, HIL funded $1,842,000 of the August Call that was not funded by the Company. In October 2007, a special committee of the Company's board of directors appointed to consider HIL's funding of these capital calls acknowledged the terms of the funding of the capital calls by HIL and determined that, in light of the circumstances, including the Company's then inability to fund any amounts beyond those it had made, no further action was required.

As a result of the receipt of sufficient equity contributions from the April, May and August Calls, the $55,000,000 commitment from HIL and Hallwood Energy's Lender was extinguished.

In November 2007, Hallwood Energy issued $15,000,000 of Class C limited partnership interest to a new equity partner. In addition, HIL, another existing investor in Hallwood Energy, and Hallwood Energy's Lender entered into a letter agreement providing for a total of up to $15,000,000 in additional funding. HIL funded $7,500,000 under the letter agreement, executing a promissory note with an interest rate of 16% per annum and a maturity of March 1, 2010. Two of the partners did not fund under this agreement which constituted a default condition under the Senior Secured Credit Facility, as stipulated in the letter agreement. This default condition was subsequently waived and on January 2, 2008, as per the letter agreement, HIL's loan and accrued interest was converted into a Class C limited partner interest.

Talisman Energy Transaction in 2008. In June 2008, Hallwood Energy raised additional capital by entering into an agreement for the sale and farmout to FEI Shale, L.P. ("FEI"), a subsidiary of Talisman Energy, Inc., of an undivided interest in up to 33.33% of Hallwood Energy's interest in substantially all its assets for a series of payments of up to $125,000,000 (an initial payment of $60,000,000 and the option to pay up to the additional

$65,000,000), and entered into an agreement to provide consulting services to the purchaser for one year (the "Talisman Energy Transaction"). FEI prepaid the consulting services agreement which requires two man-weeks per month of service from two senior executives. The revenues from this agreement will be recognized as earned by Hallwood Energy over the course of the twelve month period. In October 2008, FEI elected to make a second payment of $30,000,000 to Hallwood Energy. In February 2009, FEI elected to make a partial funding in the amount of $15,000,000 of its third payment.

Under the sale and farmout agreement between Hallwood Energy and FEI, the purchaser made an initial payment of $60,000,000 for an undivided 10% interest in Hallwood Energy's specified oil and gas properties and other assets. For each well for which FEI paid any costs, it earned an additional interest on the specified properties on which the well is located upon payment of each invoice equal to an additional undivided 23.33% if payment occurs prior to FEI paying a cumulative amount of $90,000,000 under the farmout agreement (the "Initial Milestone"), or 13.33% if payment occurs after the Initial Milestone. For other oil and gas properties, FEI earned an undivided 33.33% interest in such properties immediately upon payment of purchase costs paid by FEI under the farmout agreement. With respect to Hallwood Energy's other assets, FEI immediately earned an additional undivided 10% interest in these other assets upon meeting the Initial Milestone and an additional undivided 13.33% interest in these other assets upon payment of a cumulative amount of $125,000,000 under the farmout agreement. FEI also earned an undivided 33.33% interest in seismic data for which costs were paid by FEI. Hallwood Energy agreed to deliver assignments for the interests earned under the farmout agreement and granted a lien and security interest on 33.33% of its assets in favor of FEI as collateral security for the performance of this agreement.

The parties agreed to use commercially reasonable efforts to agree upon a budget for each quarterly period during the term of the farmout agreement. Any material variance from the budget requires the prior approval of FEI.

If Hallwood Energy receives an authorization for expenditure from a third-party operator of its properties and either Hallwood Energy or FEI does not wish to include these operations under the farmout agreement, the other party may proceed at its sole risk and expense. If the participating party recoups its costs, the nonparticipating party will become entitled to receive an interest in the well in the amount of 66.67% if Hallwood Energy is the non-participating party, or 33.33% if FEI is the non-participating party.

If Hallwood Energy enters into discussions concerning a sale of a material portion of its assets or a change of control, FEI will have the opportunity to submit a proposal to complete the transaction. If Hallwood Energy and FEI do not enter into a definitive agreement for the transaction, Hallwood Energy may pursue other opportunities if the terms are not less favorable to Hallwood Energy than those proposed by FEI.

The farmout agreement prohibits Hallwood Energy from entering into a change of control agreement unless the lender under the Senior Secured Credit Facility and Junior Credit Facility waives its rights to demand prepayment, and holders of the First and Second Convertible Notes waive their rights of redemption upon a change of control or such indebtedness is required to be repaid or redeemed with funds provided or arranged by the party acquiring or merging with Hallwood Energy in the change of control transaction.

In connection with the Talisman Energy Transaction, the Company loaned $2,961,000 to Hallwood Energy in May 2008 on terms similar to the First Convertible Note issued in January 2008. Contemporaneously with the signing of the sale and farmout agreement, the Company entered into an Equity Support Agreement (the "Equity Support Agreement") with Hallwood Energy, under which the Company committed to contribute equity or debt capital to Hallwood Energy to maintain a reasonable liquidity position for Hallwood Energy or prevent or cure any default under Hallwood Energy's credit facilities with respect to interest payments, up to a maximum amount of $12,500,000. The loan of $2,961,000 in May 2008 and an additional loan to Hallwood Energy in June 2008 of $2,039,000 (for a total of $5,000,000) are treated as contributions toward the maximum amount. In September 2008, the Company loaned an additional $4,300,000 to Hallwood Energy under the Equity Support Agreement.

Funds advanced to Hallwood Energy pursuant to the Equity Support Agreement are contributions under the terms of the Second Convertible Note, terms of which are comparable to the First Convertible Note. During June and July 2008, the Company sold $380,000 of the Second Convertible Note to other investors in Hallwood Energy. As of December 31, 2008, $9,300,000 of the Second Convertible Note was outstanding, of which $8,920,000 was held by the Company and $380,000 was held by other Hallwood Energy investors. The remaining commitment amount under the Equity Support Agreement was $3,200,000 at December 31, 2008.

Loan Financing. In February 2006, Hallwood Energy entered into a $65,000,000 loan facility (the "Former Credit Facility"), and had drawn $40,000,000 as of December 31, 2006. Subsequent to December 31, 2006, Hallwood Energy was not in compliance with the proved collateral coverage ratio required by the Former Credit Facility.

In March and April 2007, the Company loaned a total of $9,000,000 to Hallwood Energy, of which $7,000,000 was in the form of demand notes bearing interest at 6% above prime rate, and $2,000,000 was an advance that was repaid four days later with interest. In connection with the issuance of the April Call, the Company and Hallwood Energy agreed that the $7,000,000 loan would be applied as the Company's portion of the April Call. In May 2007, Hallwood Energy repaid $257,000 to the Company, which represented the excess of the $7,000,000 loaned over the Company's share of the capital contribution and related oversubscription.

In April 2007, Hallwood Energy entered into a $100,000,000 loan facility (the "Senior Secured Credit Facility") with a new lender ("Hallwood Energy's Lender"), who is an affiliate of one of the investors and drew $65,000,000 from the Senior Secured Credit Facility. The proceeds were used to repay the $40,000,000 balance of the Former Credit Facility, approximately $9,800,000 for a make-whole fee and approximately $500,000 for incremental interest related to the Former Credit Facility, transaction fees of approximately $200,000 and provide working capital. The Senior Secured Credit Facility is secured by Hallwood Energy's oil and gas leases, matures on February 1, 2010, and bore interest at a rate of the defined LIBOR rate plus 10.75% per annum. An additional 2% of interest is added upon continuance of any defaulting event. Hallwood Energy's Lender was permitted to demand that Hallwood Energy prepay the outstanding loans in the event of a defined change of control, qualified sale or event of default, including a material adverse event. In conjunction with executing the Senior Secured Credit Facility, Hallwood Energy's Lender's affiliates resigned their position on Hallwood Energy's board of directors and Hallwood Energy's Lender assigned its general partner interest to the remaining members.

The Senior Secured Credit Facility provided that if Hallwood Energy raised $25,000,000 through an equity call or through debt subordinate to the Senior Secured Credit Facility, Hallwood Energy's Lender would match subsequent amounts raised on a dollar for dollar basis up to the remaining $35,000,000 under the Senior Secured Credit Facility through the availability termination date of July 31, 2008. During the 2007 third quarter, Hallwood Energy borrowed an additional $20,000,000 under the Senior Secured Credit Facility and borrowed the remaining availability of $15,000,000 in October 2007.

The Senior Secured Credit Facility contains various financial covenants, including maximum general and administrative expenses and current and proved collateral coverage ratios. The proved collateral coverage ratio covenant became effective June 30, 2008. Non-financial covenants restrict the ability of Hallwood Energy to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates, and otherwise restrict certain activities by Hallwood Energy. In October 2007, Hallwood Energy entered into an amendment of the Senior Secured Credit Facility to modify the calculation of the current ratio to include certain capital funding commitments.

The Senior Secured Credit Facility contained a make-whole provision whereby Hallwood Energy was required to pay Hallwood Energy's Lender the amount by which the present value amount of principal and interest from the date of prepayment through January 31, 2009, exceeds the principal amount on the prepayment date. Hallwood Energy's Lender received warrants exercisable for 2.5% of the partnership interests at an exercise price of 2.5% of 125% of the amount of the total capital contributed to Hallwood Energy at December 31, 2006.

In January 2008, Hallwood Energy entered into the $15,000,000 Junior Credit Facility with Hallwood Energy's Lender and drew the full $15,000,000 available. The proceeds were used to fund working capital requirements and future operational activities. Borrowings under the Senior Secured Credit Facility and Junior Credit Facility (collectively referred to as the "Secured Credit Facilities") are both secured by Hallwood Energy's oil and gas leases, mature on February 1, 2010, and bore interest at a rate of the defined LIBOR rate plus 10.75% per annum through April 30, 2008, thereafter increased to LIBOR rate plus 12.75% per annum until loan maturity or prepayment. An additional 2% of interest is added upon continuance of any defaulting event. Hallwood Energy's Lender was permitted to demand that Hallwood Energy prepay the outstanding loans in the event of a defined change of control, qualified sale or event of default, including a material adverse event. Hallwood Energy remains bound to a deposit control agreement initiated with the Senior Secured Credit Facility.

The Junior Credit Facility contains various financial covenants, materially consistent with the Senior Secured Credit Facility, including maximum general and administrative expenditures and current and proved collateral coverage ratios. The proved collateral coverage ratio covenant became effective June 30, 2008. Non-financial covenants restrict the ability of Hallwood Energy to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates, and otherwise restrict certain Hallwood Energy's activities.

The Junior Credit Facility contained a make-whole provision whereby Hallwood Energy was required to pay Hallwood Energy's Lender the amount by which the present value of interest and principal from the date of prepayment through January 31, 2009, exceeds the principal amount on the prepayment date.

In connection with the Junior Credit Facility, the Senior Secured Credit Facility was amended to bear and interest at the defined LIBOR rate plus 12.75% per annum beginning May 1, 2008.

Hallwood Energy did not meet the current ratio covenant and was in default of the Senior Credit Facility as of December 31, 2007. A second default event related to a commitment agreement by three partners to fund $15,000,000 by November 1, 2007, that was only partially funded. Hallwood Energy received a waiver from Hallwood Energy's Lender for both of these default events in January 2008.

The Secured Credit Facilities were included in current liabilities on Hallwood Energy's balance sheet at December 31, 2007, as Hallwood Energy did not expect to maintain compliance with the required current and proved collateral coverage ratios during the year ended December 31, 2008, unless additional funds were raised through issuance of debt and equity instruments.

Hallwood Energy was not in compliance with the general and administrative expense covenant at March 31, 2008 and the current ratio covenant as of April 30, 2008 required by the Secured Credit Facilities. Hallwood Energy entered into an amendment of the facilities with the Hallwood Energy's Lender in June 2008 to waive the defaults and amend various covenants.

At September 30, 2008 and December 31, 2008, Hallwood Energy was not in compliance with the proved collateral coverage ratio under the Secured Credit Facilities. Accordingly, the interest rate under those facilities is now the defined LIBOR rate plus 14.75% per annum. However, pursuant to the forbearance agreement described below, Hallwood Energy's Lender agreed not to exercise its other remedies under the facilities until at least 91 days after the termination of the farmout agreement.

To the extent Hallwood Energy was not in default by virtue of pre-March 1, 2009 events, the bankruptcy filing on March 1, 2009 constituted a default under the terms of the Senior Credit Facility and the Junior Credit Facility and the forbearance agreement was terminated by its terms upon the filing. However, under the automatic stay provisions of the Bankruptcy Code, Hallwood Energy's Lender has not been able to foreclose on its collateral.

In connection with the completion of the Talisman Energy Transaction, Hallwood Energy also agreed to amendments to its credit agreements that, among other things, could result in an increase in interest paid by Hallwood Energy and provides additional covenants. The principal provisions of the amendment and related agreements include the following:

- The terms of the make-whole provision of the Senior Secured Credit Facility were extended from January 31, 2009 to January 31, 2010.
- Pursuant to a forbearance agreement among Hallwood Energy, FEI, Hallwood Energy's Lender and others, if Hallwood Energy were in the future to default in certain of its obligations under its credit agreements, Hallwood Energy's Lender agreed not to exercise its remedies under the Senior Secured Credit Facility

while the farmout agreement is in effect and for a period of 91 days after the termination of the farmout agreement, except in the case of certain specified defaults.

- Hallwood Energy shall pay to Hallwood Energy's Lender on a monthly basis, the excess net cash flow, as defined, as additional debt service. Such payments, if any, shall be applied first to repay outstanding fees and expenses, second to accrued and unpaid interest and then to unpaid debt principal. The excess net cash flow is defined as operating revenues less operating expenses, certain general and administrative expenses, and other approved expenditures as defined in the agreement.

In January 2008, Hallwood Energy entered into the $30,000,000 First Convertible Note. During the 2008 first quarter, $28,839,000 of the convertible subordinated notes were subscribed for and issued. The Company subscribed for $5,000,000 of the First Convertible Note and provided the funds to Hallwood Energy in January 2008.

In May 2008, Hallwood Energy entered into the $12,500,000 Second Convertible Note agreement, which was underwritten by the Company. The Second Convertible Note contains interest terms, conversion features and repayment terms comparable to the First Convertible Note described previously. As of December 31, 2008, $9,300,000 of the Second Convertible Note was outstanding, of which $8,920,000 was held by the Company and $380,000 was held by other Hallwood Energy investors.

Bankruptcy filing by Hallwood Energy. On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy), and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered and are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., et al, Case No. 09-31253*. In addition, as described in the section entitled "Legal Proceedings", Hallwood Energy has filed a lawsuit against the Company seeking that the Company contribute to Hallwood Energy an additional $3.2 million pursuant to the Equity Support Agreement.

The bankruptcy court has granted Hallwood Energy authority to use its existing cash collateral for operating needs through May 2009. On April 8, 2009, Hallwood Energy's primary secured lender filed a motion for relief from the automatic stay seeking authority to foreclose on real and personal property owned by Hallwood Energy. Hallwood Energy will be seeking to develop a plan of reorganization with the goal of enabling it to continue operations. However, Hallwood Energy has not yet proposed a plan and there is no assurance that a plan will be developed, approved or successfully implemented or that the existing investors in Hallwood Energy will have any continuing interest in the reorganized entity. Accordingly, the extent or value of the Company's continuing interest in Hallwood Energy, if any, is uncertain. Furthermore, the Company is currently unable to determine the additional impact that the Hallwood Energy bankruptcy may have on the Company's results of operations or financial position, although the carrying value of its investment in Hallwood Energy had been reduced to zero at December 31, 2007 and remained at zero at December 31, 2008.

Litigation. In connection with the Acquisition and Farmout Agreement entered into between Hallwood Energy and FEI Shale, L.P., a subsidiary of Talisman Energy, Inc., in June 2008, the Company and Hallwood Energy entered into an Equity Support Agreement dated June 9, 2008, under which the Company agreed, under certain conditions, to contribute to Hallwood Energy up to $12,500,000, in consideration for which the Company would receive equity or debt securities of Hallwood Energy. As of February 25, 2009 the Company had contributed $9,300,000 to Hallwood Energy pursuant to the Equity Support Agreement. On that date, Hallwood Energy requested that the Company fund the additional $3,200,000, which the Company has not done. As previously discussed, on March 1, 2009, Hallwood Energy and its subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. On March 30, 2009, Hallwood Energy filed a lawsuit against the Company seeking that the Company contribute to Hallwood Energy an additional $3,200,000 pursuant to the Equity Support Agreement.

In 2006, Hallwood Energy and Hallwood Petroleum (collectively referred to herein as the "Hallwood Energy Companies") entered into two, two-year contracts with Eagle Drilling, LLC ("Eagle Drilling"), under which the contractor was to provide drilling rigs and crews to drill wells in Arkansas. On or about August 14, 2006, one of the masts on the rigs provided under the contracts collapsed. Eagle Drilling subsequently assigned the contracts to Eagle Domestic Drilling Operations, L.L.C. ("Eagle Domestic") on August 25, 2006.

The Hallwood Energy Companies filed suit against Eagle Drilling and Eagle Domestic in Tarrant County, Texas state court (the "Hallwood Energy Action") to recover $1,688,000 in funds previously deposited with the contractor under the contracts. Eagle Domestic and its parent then filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Texas Bankruptcy Court") and filed an adversary action against The Hallwood Energy Companies in the bankruptcy proceeding in *Eagle Domestic Drilling Operations, LLC v. Hallwood Energy, LP and Hallwood Petroleum, LLC*; Adversary No. 07-03282 (the "Eagle Domestic Action") to recover unspecified damages, but purportedly in excess of $50 million. The Hallwood Energy Companies asserted a counterclaim in the Eagle Domestic Action for the return of $1,688,000 in funds previously deposited with the contractor.

In October 2006, Eagle Drilling filed a related lawsuit against The Hallwood Energy Companies in Cleveland County, Oklahoma state court (the "Eagle Drilling Action") alleging breach of contract damages of approximately $170,000. Eagle Drilling later amended its pleading to allege a negligence claim for in excess of $1,050,000 in damages resulting from the collapse of the mast and a tortious breach of contract claim.

In September 2007, Eagle Drilling filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Western District of Oklahoma (the "Oklahoma Bankruptcy Court"). The Hallwood Energy Companies then removed the Eagle Drilling Action and its claims against Eagle Drilling in the Hallwood Energy Action to the Oklahoma Bankruptcy Court. In February 2008, the Eagle Drilling Action and the Hallwood Energy Action were consolidated in the Oklahoma Bankruptcy Court in *Eagle Domestic Drilling Operations, LLC and Eagle Drilling, LLC v. Hallwood Petroleum, LLC and Hallwood Energy, LP*, Adversary No. 07-01209 NLJ, and *Hallwood Petroleum, LLC and Hallwood Energy, LP v. Eagle Domestic Drilling Operations, LLC and Eagle Drilling, LLC*, Adversary No. 08-01007 NLJ.

In April 2008, Hallwood Energy and Eagle Domestic signed an agreement to settle the Eagle Domestic Action. Hallwood Energy agreed to immediately release any claims it had against Eagle Domestic, pay Eagle Domestic $2,000,000 in cash and issue to Eagle Domestic $2,750,000 in equity of Hallwood Energy or a successor entity, which was accrued by Hallwood Energy at March 31, 2008. Hallwood Energy paid Eagle Domestic $500,000 in July 2008 and the remaining $1,500,000 in October 2008. The parties consummated the equity portion of the settlement on February 11, 2009 and mutually released any claims the parties and their affiliates may have against each other. The parties also agreed to file a joint motion requesting dismissal of the Eagle Domestic Action, but they have not yet submitted this motion.

In April 2008, Eagle Drilling filed a motion for leave to amend its complaint in the Oklahoma Bankruptcy Court to allege additional claims for liquidated and actual damages in excess of $22,900,000 in connection with the Hallwood Energy Companies' alleged breach of the drilling contracts, as well as unspecified damages for tortious interference with contracts and business relations, defamation and business disparagement. The Hallwood Energy Companies opposed Eagle Drilling's motion insofar as Eagle Drilling sought to add the $22,900,000 breach of contract/liquidated damages claims. The Oklahoma Bankruptcy Court has not yet ruled on Eagle Drilling's motion to amend its complaint.

As a result of Eagle Drilling's attempt to sue on the same claims asserted by Eagle Domestic in the Eagle Domestic Action, upon the motions of Eagle Domestic and the Hallwood Energy Companies, the Texas Bankruptcy Court issued an order on September 24, 2008 wherein it held that the claims for liquidated damages arising from the alleged breach of the drilling contracts did not belong to Eagle Drilling, but rather to Eagle Domestic, and barred Eagle Drilling from prosecuting any claims against the Hallwood Energy Companies where the basis of the claim was that the drilling contracts were terminated prior to Eagle Drilling's assignment of the contracts to Eagle Domestic on August 25, 2006 or that the Hallwood Energy Companies owed money for any accounts receivable created after August 25, 2006. Eagle Drilling has appealed the Texas Bankruptcy Court's order.

Eagle Drilling has filed motions to vacate the agreed order that consolidated the Hallwood Energy Action and the Eagle Drilling Action before the Oklahoma Bankruptcy Court, to remand those actions back to the state courts in which they were originally filed, and to dismiss the Eagle Drilling bankruptcy proceeding. The Hallwood Energy

Companies have objected to these motions and filed a motion to convert the Eagle Drilling bankruptcy proceeding to a chapter 7 proceeding, or alternatively, to appoint a chapter 11 trustee.

On September 19, 2008, the expert appointed in the Oklahoma Bankruptcy Court filed a report and identified potential avoidable transfers made by the Eagle Drilling to its insiders and affiliates. On November 7, 2008, the expert issued a supplemental report wherein he reported that Eagle Drilling has no claim against the Hallwood Energy Companies for termination of the drilling contracts based on the Texas Bankruptcy Court's order. The expert also stated the potentially avoidable transactions should be further investigated by means of a fraudulent transfer action filed by Eagle Drilling or, if Eagle Drilling refuses to do so, by an independent third party. Finally, the expert reported that he did not believe Eagle Drilling, as the debtor in possession, had been acting in the best interests of the debtor and its creditors.

On December 3, 2008, the Oklahoma Bankruptcy Court conducted a hearing on Eagle Drilling's motion to dismiss and the Hallwood Energy Companies' motion to convert. Prior to the conclusion of the hearings, the Hallwood Energy Companies and Eagle Drilling announced a settlement to the Court on December 4, 2008, wherein Eagle Drilling and the Hallwood Energy Companies, together with their affiliates, principals and numerous related parties, mutually released all claims they had against each other and agreed to dismiss the pending actions in the Oklahoma Bankruptcy Court. Eagle Drilling also agreed to dismiss its appeal of the Texas Bankruptcy Court order. The parties have been attempting to memorialize the settlement in a written agreement, but the terms announced to the Court are binding on the parties. Due in part to the inability to reach an agreement with Eagle Drilling on a written document, the Hallwood Energy Companies filed a motion for an order approving compromise of the controversy pursuant to Bankruptcy Rule 9019 and enforcing settlement. No hearing on the Hallwood Energy Companies' motion has been scheduled.

Hallwood Energy and Hallwood Petroleum are currently unable to determine the impact that the above-referenced bankruptcy cases and associated litigation may have on its results of operations or its financial position.

On October 27, 2008, Cimarex Energy Co. filed *Cimarex Energy Co. v. Hallwood Energy, L.P.* in the 298th Judicial District Court in Dallas County, Texas. Cimarex contends that Hallwood Energy has failed to pay approximately $3.7 million purportedly due under a Participation Agreement between parties related to the Boudreaux #1 Well in Lafayette Parish, Louisiana. Hallwood Energy intends to vigorously defend the claim, which is scheduled for trial on September 28, 2009.

The following table reflects the status of Hallwood Energy's oil and gas investments as of March 1, 2009:

Description	Central and Eastern Arkansas	South Louisiana	West Texas(a)	Total
Principal focus	Fayetteville Shale and Penn Sand	Salt Dome	Barnett and Woodford Shale	
Initial funding	3rd Quarter 2005	1st Quarter 2004	3rd Quarter 2004	
Company investment				$75,401,000(b)
Company ownership percentage(c)				23%/18%
Net acres held(d)	186,000	(e)	13,000	
Operator	Hallwood Energy/ others	Hallwood Energy	Chesapeake/ Hallwood Energy	
Well type:(f)				
Horizontal/directional	42	6	5	53
Vertical	31	—	4	35
Well status:				
Producing	41	—	5	46
Drilling	1	—	1	2
Successful/waiting pipeline	—	—	—	—
Evaluating/completing	10	—	3	13
Unsuccessful	21	6	—	27
Net production (Mcf/day)	6,524	—	1,027	7,551

a) Hallwood Energy owns an approximate 32% working interest in the Chesapeake owned properties. Hallwood Energy owns an approximate 66% working interest in certain wells operated/drilled by Hallwood Energy.

b) Represents $40,960,000 in 2005, $9,428,000 in 2006, $11,093,000 in 2007 and $13,920,000 in 2008, respectively.

c) Before and after consideration of profit interests held by management of Hallwood Energy.

d) Net acres held is the sum of the total number of acres in which Hallwood Energy owns a working interest multiplied by Hallwood Energy's fractional working interest.

e) Hallwood Energy holds leases on approximately 60 acres. Farmouts are being sought for the remaining prospects.

f) Hallwood Energy also participates in non-operated wells in Arkansas and Louisiana. All wells are natural gas wells. Represents the gross number of wells in which Hallwood Energy holds a working interest, including co-owner operated wells in which Hallwood Energy has a minority interest.

A description of activities in each area is provided below. Forward looking information is from current estimates by the management of Hallwood Energy, based on existing and anticipated conditions and assumes that Hallwood Energy is successful in reorganizing in a Chapter 11 reorganization plan and securing additional capital as discussed below.

Central and Eastern Arkansas

Hallwood Energy is reviewing its properties in Arkansas in light of the results to date and current economic conditions, including prices received. Although a majority of the gross number of wells in which Hallwood Energy participated in Arkansas have been productive, these productive wells are generally those that have been operated by third parties in which Hallwood Energy has a minority interest. The Hallwood Energy operated wells in the

Fayetteville Shale are not currently economic. The Penn Sand wells drilled to date have been successful and Hallwood Energy is assessing/identifying additional locations.

South Louisiana

Hallwood Energy does not intend to expend additional amounts to further explore this area, and is seeking potential partners that would farm in or otherwise participate in the remaining prospects in the area.

West Texas

A total of nine wells have been drilled, two of which are operated by Hallwood Energy. Five of these wells are currently producing and selling gas and two wells are waiting on completion or pipeline. One of the Chesapeake operated wells is in the process of being converted into a saltwater disposal well.

Liquidity and Capital Resources

General. The Company principally operates in the textile products and energy business segments. The Company's cash position decreased by $1,244,000 during 2008 to $6,016,000 as of December 31, 2008. The principal sources of cash in 2008 were $34,760,000 provided by operations. The principal uses of cash in 2008 were $13,920,000 for investments in Hallwood Energy, $12,034,000 for dividends on common stock, $3,207,000 for investments in property, plant and equipment principally at Brookwood and $6,928,000 for repayment of bank borrowings.

Textiles. The Company's textile products segment generates funds from the dyeing, laminating and finishing of fabrics and their sales to customers in the military, consumer, industrial and medical markets. Brookwood maintains a $25,000,000 (increased in December 2007 from $22,000,000) working capital revolving credit facility and a $3,000,000 equipment facility with Key Bank. The facilities have a maturity of January 2010. At December 31, 2008, Brookwood had $14,589,000 of unused borrowing capacity on its working capital revolving credit facility and $2,973,000 on its equipment facility.

Brookwood maintains factoring agreements which provide that receivables resulting from credit sales to customers, excluding the U.S. Government, may be sold to the factor, subject to a commission and the factor's prior approval. Brookwood continues to monitor its factors and the effect the current economic crisis may have upon their ability to fulfill their obligations to Brookwood in a timely manner. The financial markets inability to determine the extent and longevity of the current economic downturn may have an effect upon Brookwood's factors that cannot be determined at this time. As of March 1, 2009, all of Brookwood's factors were complying with payment terms in accordance with factor agreements.

In the years ended December 31, 2008, 2007 and 2006, Brookwood paid cash dividends to the Company of $9,300,000, $6,000,000 and $6,000,000, respectively. In addition, Brookwood made payments to the Company of $7,341,000, $1,591,000 and $738,000, respectively, under its tax sharing agreement. In the 2009 first quarter, Brookwood made dividend and tax sharing payments of $1,500,000 and $1,702,000, respectively. Future cash dividends and tax sharing payments are contingent upon Brookwood's continued profitability and compliance with the covenants contained in the revolving credit facility. Brookwood's total debt to total tangible net worth ratio of 0.87 at December 31, 2008 was reduced from 1.32 at December 31, 2007, principally due to its profitable operations during 2008 and was substantially below the maximum allowable ratio of 1.50. There were no significant additional capital requirements as of December 31, 2008.

Energy. During 2008, 2007 and 2006, the Company invested $13,920,000, $11,093,000 and $9,427,000 (including a non-cash contribution of $452,000), respectively, in Hallwood Energy, as part of a total investment in Hallwood Energy of $75,401,000.

Hallwood Energy was not in compliance with the Senior Secured Credit Facility as of December 31, 2007 in regards to meeting the current ratio test of 1:1. A second default event related to a commitment agreement by three of Hallwood Energy's partners to fund $15,000,000 by November 1, 2007 that was only partially funded. The lender waived these defaults in January 2008 and amended the loan agreement for the Senior Secured Credit Facility, which established the next current ratio test at April 30, 2008. Hallwood Energy was not in compliance with the required current and proved collateral coverage ratios as of and subsequent to December 31, 2008.

To the extent Hallwood Energy was not in default by virtue of pre-March 1, 2009 events, the bankruptcy filing on March 1, 2009 constituted a default under the terms of the Senior Credit Facility and the Junior Credit Facility and the terms of the forbearance agreement provided that it was terminated upon the filing. However, under the automatic stay provisions of the Bankruptcy Code, Hallwood Energy's Lender has not been able to foreclose on its collateral.

Hallwood Energy Bankruptcy Filing. On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy) and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., etal Case No. 09-31253.* The Company is only an investor in and creditor of Hallwood Energy. The bankruptcy filing does not include the Company or any other of its assets.

Hallwood Energy is seeking to develop a plan of reorganization under Chapter 11 of the Bankruptcy Code. However, Hallwood Energy has not yet proposed a plan and there is no assurance that a plan can be developed, approved or successfully implemented or that existing investors in Hallwood Energy will have any continuing interest in the reorganized entity. Accordingly, the extent or value of the company's continuing interest in Hallwood Energy, if any, is uncertain.

Company's Future Liquidity. The Company's ability to generate cash flow from operations will depend on its future performance and its ability to successfully implement business and growth strategies. The Company's performance will also be effected by prevailing economic conditions. Many of these factors are beyond the Company's control. Considering its current cash position, and its anticipated cash flow from continuing operations, the Company believes it has sufficient funds to meet its liquidity needs.

Contractual Obligations and Commercial Commitments

The Company and its subsidiaries have entered into various contractual obligations and commercial commitments in the ordinary course of conducting its business operations, which are provided below as of December 31, 2008 (in thousands):

	Payments Due During the Years Ending December 31,						
	2009	2010	2011	2012	2013	Thereafter	Total
Contractual Obligations							
Long term debt	$ 27	$10,411	$	$ —	$ —	$ —	$10,438
Redeemable preferred stock	—	1,000	—	—	—	—	1,000
Operating leases	991	638	351	364	364	939	3,647
Total	$1,018	$12,049	$351	$364	$364	$939	$15,085

Interest costs associated with the Company's debt, which bears interest at variable rates, are not a material component of the Company's expenses. Estimated interest payments, based on the current principal balances and weighted average interest rates, assuming the contractual repayment of the term loan debt at its maturity date and a renewal of the revolving credit facilities at their loan balances as of December 31, 2008, are $239,000, for each of the years ending December 31, 2009 through December 31, 2013, respectively.

Employment Contracts. The Company and its Brookwood subsidiary have compensation agreements with various personnel and consultants. Generally, the agreements extend for one-year terms and are renewable annually.

2005 Long-Term Incentive Plan for Brookwood. In December 2005, the Company adopted The Hallwood Group Incorporated 2005 Long-Term Incentive Plan for Brookwood Companies Incorporated ("2005 Long-Term Incentive Plan for Brookwood") to encourage employees of Brookwood to increase the value of Brookwood and to continue to be employed by Brookwood. The terms of the incentive plan provide for a total award amount to participants equal to 15% of the fair market value of consideration received by the Company in a change of control transaction, as defined, in excess of the sum of the liquidation preference plus accrued unpaid dividends on the Brookwood preferred stock ($13,500,000 at December 31, 2008). The base amount will fluctuate in accordance with a formula that increases by the amount of the annual dividend on the preferred stock of $1,823,000, and decreases by the amount of the actual preferred dividends paid by Brookwood to the Company. However, if the Company's board of directors determines that certain specified Brookwood officers, or other persons performing similar functions do not have, prior to the change of control transaction, in the aggregate an equity or debt interest of at lease two percent in the entity with whom the change of control transaction is completed, then the minimum amount to be awarded under the plan shall be $2,000,000. In addition, the Company agreed that, if members of Brookwood's senior management do not have, prior to a change of control transaction, in the aggregate an equity or debt interest of at least two percent in the entity with whom the change of control transaction is completed (exclusive of any such interest any such individual receives with respect to his or her employment following the change of control transaction), then the Company will be obligated to pay an additional $2,600,000.

Hallwood Energy. The Company's Hallwood Energy affiliate had various contractual obligations and commercial commitments in the total amount of $134,665,000 at December 31, 2008. Such obligations and commitments included $115,000,000 for long-term debt, $38,139,000 for convertible debt, $19,641,000 for interest and $24,000 for operating leases.

Financial Covenants

Brookwood. The principal ratios required to be maintained under Brookwood's Working Capital Revolving Credit Facility as of December 31, 2008 and the end of the interim quarters are provided below:

		Quarters Ended in 2008			
Description	**Requirement**	**December 31,**	**September 30,**	**June 30,**	**March 31,**
Total debt to tangible net worth	must be less than ratio of 1.50	0.87	1.00	1.13	1.31
Net income	must exceed $1	Yes	Yes	Yes	Yes

Brookwood was in compliance with its principal loan covenants under the Working Capital Revolving Credit Facility as of December 31, 2008 and 2007 and for all interim periods during 2008 and 2007, although a waiver regarding a pro forma (inclusive of projected dividend) total debt to tangible net worth ratio for the 2007 third quarter was granted to allow a $1,500,000 dividend payment in November 2007 and an amendment to the Working Capital Revolving Credit Facility was entered into in June 2008 to allow a $4,800,000 dividend payment in June 2008, which restricted calendar 2008 total dividends from Brookwood to $9,300,000.

Cash dividends and tax sharing payments are contingent upon Brookwood's compliance with the covenants contained in the loan agreement. The restricted net assets of Brookwood subject to this payment limitation were $32,754,000 and $29,180,000 at December 31, 2008 and 2007, respectively.

Hallwood Energy. The principal ratios and covenants required to be maintained by Hallwood Energy under its Senior Secured Credit Facility, as amended in June 2008, are provided below:

- General and administrative costs, excluding certain legal fees, can not exceed $1,700,000 for any quarter, beginning the earlier of the end of the first fiscal quarter after completion or termination of FEI's funding obligations under the farmout agreement or June 30, 2009
- Current ratio must exceed 1:1 each quarter, beginning June 30, 2007
- Proved collateral coverage ratio (including cash) must exceed 0.75 to 1.00, beginning September 30, 2008 and increases over time

In January 2008, Hallwood Energy entered into the Junior Credit Facility and borrowed the full $15,000,000 available under the facility. The Junior Credit Facility contains various financial covenants materially consistent with the Senior Secured Credit Facility.

Non-financial covenants restrict the ability of Hallwood Energy to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates, and otherwise restrict certain activities by Hallwood Energy. Hallwood Energy's Lender was permitted to demand that Hallwood Energy prepay the outstanding loan, including the make-whole provision, in the event of a defined change of control, qualified sale or event of default, including a material adverse event.

Hallwood Energy was not in compliance with the Senior Secured Credit Facility as of December 31, 2007 in regards to meeting the current ratio test of 1:1. A second default event related to a commitment agreement by three of Hallwood Energy's partners to fund $15,000,000 by November 1, 2007 that was only partially funded. The lender waived these defaults in January 2008 and amended the loan agreement for the Senior Secured Credit Facility, which established the next current ratio test at April 30, 2008.

Hallwood Energy was not in compliance with the general and administrative expense covenant at March 31, 2008 and the current ratio covenant as of April 30, 2008 required by the Senior Secured Credit Facility and Junior Credit Facility and had entered into discussions with Hallwood Energy's Lender to waive the current default and amend by extending this covenant test into a future period. Hallwood Energy entered into an amendment of the facilities with Hallwood Energy's Lender in June 2008 to waive the defaults and amend various covenants.

At September 30, 2008 and December 31, 2008, Hallwood Energy was not in compliance with the proved collateral coverage ratio under the Senior Credit Facility and the Junior Credit Facility. Accordingly, the interest rate under those facilities is now the defined LIBOR rate plus 14.75% per annum. However, pursuant to the forbearance agreement described below, Hallwood Energy's Lender agreed not to exercise its other remedies under the facilities until at least 91 days after the termination of the farmout agreement.

To the extent Hallwood Energy was not in default by virtue of pre-March 1, 2009 events, the bankruptcy filing on March 1, 2009 constituted a default under the terms of the Senior Credit Facility and the Junior Credit Facility and the terms of the forbearance agreement provided that it was terminated upon the filing. However, under the automatic stay provisions of the Bankruptcy Code, Hallwood Energy's Lender has not been able to foreclose on its collateral.

Special Purpose Entities

The Company has, in certain situations, created Special Purpose Entities ("SPE"). These SPEs were formed to hold title to specific assets and accomplish various objectives. In 1998, the Company formed several SPEs to complete a consolidation of its real estate assets into a new structure to facilitate possible financing opportunities. In other situations, SPEs were formed at the request of lenders for the express purpose of strengthening the collateral for the loans by isolating (for Federal bankruptcy law purposes) the assets and liabilities of the SPE's. In all cases and since their various formation dates, these wholly owned entities (including their assets, liabilities and results of operations) have been fully consolidated into the financial statements of the Company.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The FASB believes the statement will improve financial reporting by providing companies the opportunity to mitigate volatility in reported earnings by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Use of the statement will expand the use of fair value measurements for accounting for financial instruments. Although the Company has not yet elected to present any financial assets or liabilities at fair value under SFAS No. 159, it may choose to do so in the future.

The Emerging Issues Task Force ("EITF") of the FASB has ratified EITF Issue 06-11, *"Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"* ("EITF 06-11") in June 2007. In a stock-based compensation arrangement, employees may be entitled to dividends during the vesting period for nonvested shares or share units and until the exercise date for stock options. These dividend payments generally can be treated as a deductible compensation expense for income tax purposes, thereby generating an income tax benefit for the employer. At issue was how such a realized benefit should be recognized in the financial statements. The EITF has reached a conclusion that an entity should recognize the realized tax benefit as an increase in additional paid-in capital ("APIC") and that the amount recognized in APIC should be included in the pool of excess tax benefits available to absorb tax deficiencies on stock-based payment awards. EITF 06-11 will be effective prospectively for the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2008. The adoption of EITF 06-11 did not have a material impact on the Company's financial statements.

On May 9, 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"*. This statement identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. It establishes that the GAAP hierarchy should be directed to entities because it is the entity (not the auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Management does not believe that implementation of SFAS No. 162 will have any effect on the Company's consolidated financial statements.

Inflation

Inflation did not have a significant impact on the Company in the three years ended December 31, 2008, and is not anticipated to have a material impact in 2009.

Forward-Looking Statements

In the interest of providing stockholders with certain information regarding the Company's future plans and operations, certain statements set forth in this Annual Report relate to management's future plans, objectives and expectations. Such statements are forward-looking statements. Although any forward-looking statement expressed by or on behalf of the Company is, to the knowledge and in the judgment of the officers and directors, expected to prove true and come to pass, management is not able to predict the future with absolute certainty. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result. Among others, these risks and uncertainties include those described in the section entitled "Risk Factors". These risks and uncertainties are difficult or impossible to predict accurately and many are beyond the control of the Company. Other risks and uncertainties may be described, from time to time, in the Company's periodic reports and filings with the SEC.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Disclosure Controls and Procedures.

It is the conclusion of the Company's principal executive officer and principal financial officer that the Company's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report, are effective at the reasonable assurance level in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Commission's rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management's control objectives. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting.

There were no changes in the Company's internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, these controls.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in the Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the Company's chief executive officer and chief financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company's chief executive officer and chief financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on those criteria. This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Other Information

None.

Directors, Executive Officers and Corporate Governance

Certain of the information relating to the directors and officers is contained in the definitive proxy statement of the Company for its Annual Meeting of Stockholders (the "Proxy Statement") under the headings "Election of Directors," and "Procedures for Director Nominations" and such information is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission.

In addition to Anthony J. Gumbiner, age 64, who serves as Director, Chairman and Chief Executive Officer, the following individuals also serve as executive officers of the Company:

William L. Guzzetti, age 65, has served as President and Chief Operating Officer of the Company since March 2005 and as Executive Vice President from October 1989 to March 2005. He has also served as President, Chief Operating Officer and a Director of Hallwood Energy and each of the former energy affiliates since their inception. Mr. Guzzetti had served as President, Chief Operating Officer and a Director of Hallwood Energy Corporation, formerly based in Denver, Colorado and sold in May 2001, from December 1998 until May 2001 and of its predecessors since 1985. From 1990 until its sale in 2004, Mr. Guzzetti served as the President, Chief Operating Officer and a Director of Hallwood Realty, LLC ("Hallwood Realty") and Hallwood Commercial Real Estate ("HCRE"), respectively. He had served as the President and a director of Hallwood Energy Corporation ("HEC"), formerly based in Cleburne, Texas and sold in December 2004, from December 2002 until December 2004. He is a member of the Florida Bar and the State Bar of Texas.

Richard Kelley, age 48, assumed the positions of Vice President, Chief Financial Officer and Secretary of the Company, effective December 15, 2008. Mr. Kelley has been with the Company, or one of the Company's affiliates, since 1985. Prior to his appointment, Mr. Kelley has served as the Company's Director of Human Resources since July 2004. He served as the Manager of Financial & SEC Reporting for Hallwood Realty from May 1990 to July 2004. Mr. Kelley served as the Financial Reporting Accountant from June 1985 to March 1987 and as the Manager of Financial & SEC Reporting from March 1987 to May 1990 for Hallwood Energy Corporation.

Amber M. Brookman, age 66, has served as President, Chief Executive Officer and Director of Brookwood since 1989. From July 2004 to April 2007, Ms. Brookman served as a director of Syms Corporation, a national clothing retailer with headquarters in Secaucus, New Jersey.

Melvin J. Melle, age 66, served as Vice President, Chief Financial Officer and Secretary of the Company until December 15, 2008.

The Company's Code of Business Conduct and Ethics is publicly available on the Company's Internet website at http://www.hallwood.com under the section "Governance Policies."

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Hallwood Group Incorporated
Dallas, Texas

We have audited the accompanying consolidated balance sheets of The Hallwood Group Incorporated and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Hallwood Group Incorporated and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Dallas, Texas
April 15, 2009

THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,016	$ 7,260
Accounts receivable, net		
Due from factors	15,385	20,340
Trade and other	6,338	5,521
Related parties	32	249
Inventories, net	21,774	25,028
Deferred income tax, net	3,097	971
Prepaids, deposits and other assets	728	928
Federal income tax receivable	—	12,239
	53,370	72,536
Noncurrent Assets		
Investments in Hallwood Energy, net	—	—
Property, plant and equipment, net	15,145	14,443
Deferred income tax, net	721	3,629
Other assets	159	137
	16,025	18,209
Total Assets	$ 69,395	$ 90,745
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 10,658	$ 13,602
Payable — additional investment in Hallwood Energy	3,201	5,000
Accrued expenses and other current liabilities	5,594	4,952
State and foreign income taxes payable	243	13
Current portion of loans payable	27	158
	19,723	23,725
Noncurrent Liabilities		
Long term portion of loans payable	10,411	17,208
Redeemable preferred stock	1,000	1,000
	11,411	18,208
Total Liabilities	31,134	41,933
Contingencies and Commitments (Note 16)		
Stockholders' Equity		
Common stock, $0.10 par value; authorized 10,000,000 shares; issued 2,396,105 shares for both periods; outstanding 1,525,166 and 1,520,666 shares, respectively	240	240
Additional paid-in capital	51,425	56,469
Retained earnings	—	5,576
Treasury stock, 870,939 and 875,439 shares, respectively; at cost	(13,404)	(13,473)
Total Stockholders' Equity	38,261	48,812
Total Liabilities and Stockholders' Equity	$ 69,395	$ 90,745

See accompanying notes to consolidated financial statements.

THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Years Ended December 31, 2008	2007	2006
Revenues			
Textile products sales	$162,237	$132,497	$112,154
Expenses			
Textile products cost of sales	123,795	104,918	93,134
Administrative and selling expenses	22,675	20,329	18,248
	146,470	125,247	111,382
Operating income	15,767	7,250	772
Other Income (Loss)			
Investments in Hallwood Energy			
Equity loss	(12,120)	(55,957)	(10,418)
Interest income	—	92	—
Interest expense	(688)	(1,146)	(616)
Interest and other income	144	307	566
Loss from disposition of investment in former energy affiliate	—	—	(17)
	(12,664)	(56,704)	(10,485)
Income (loss) before income taxes	3,103	(49,454)	(9,713)
Income tax expense (benefit)	1,705	(16,629)	(2,988)
Net Income (Loss)	$ 1,398	$ (32,825)	$ (6,725)
Net Income (Loss) Per Common Share			
Basic	$ 0.92	$ (21.61)	$ (4.44)
Diluted	$ 0.92	$ (21.61)	$ (4.44)
Weighted Average Shares Outstanding			
Basic	1,521	1,519	1,514
Diluted	1,525	1,519	1,514

See accompanying notes to consolidated financial statements.

THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended December 31,		
	2008	2007	2006
Net Income (Loss)	$1,398	$(32,825)	$(6,725)
Other Comprehensive Income (Loss)			
Unrealized increase in fair value of marketable securities	—	(55)	55
Comprehensive Income (Loss)	$1,398	$(32,880)	$(6,670)

See accompanying notes to consolidated financial statements.

THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2006, 2007 and 2008
(Amounts in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Par Value	Capital	Earnings	Income	Shares	Cost	Equity
Balance, January 1, 2006	2,396	$240	$56,258	$ 45,126	$ —	885	$(13,181)	$ 88,443
Net loss				(6,725)				(6,725)
Reissuance of treasury shares from exercise of stock options and related income tax effect			193			(5)	73	266
Purchase of common stock for treasury						1	(73)	(73)
Unrealized increase in fair value of marketable securities					55			55
Balance, December 31, 2006	2,396	240	56,451	38,401	55	881	(13,181)	81,966
Net loss				(32,825)				(32,825)
Reissuance of treasury shares from exercise of stock options and related income tax effect			18			(10)	147	165
Purchase of common stock for treasury						4	(439)	(439)
Previously realized increase in fair value of marketable securities sold during the period					(55)			(55)
Balance, December 31, 2007	2,396	240	56,469	5,576	—	875	(13,473)	48,812
Net income				1,398				1,398
Cash dividends on common stock			(5,083)	(6,951)				(12,034)
Reissuance of treasury shares from exercise of stock options and related income tax effect			39	(23)		(4)	69	85
Balance, December 31, 2008	2,396	$240	$51,425	$ —	$ —	871	$(13,404)	$ 38,261

See accompanying notes to consolidated financial statements.

THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 1,398	$(32,825)	$ (6,725)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity loss from investments in Hallwood Energy	12,120	55,957	10,418
Depreciation and amortization	2,291	2,129	1,864
Deferred tax expense (benefit)	782	(2,945)	(1,041)
Provision for obsolete inventory	322	(109)	283
Excess tax benefits from share-based payment arrangements	(39)	—	(187)
Proceeds from sale of marketable securities	—	148	—
(Income) loss from investments in marketable securities	—	(74)	—
Gain from sale of investment in former energy affiliate	—	—	17
Changes in assets and liabilities:			
Increase (decrease) in income taxes receivable/payable	12,550	(8,247)	(2,560)
(Increase) decrease in inventories	2,932	(7,626)	(697)
(Increase) decrease in accounts receivable	4,355	(6,326)	(651)
Increase (decrease) in accounts payable	(2,729)	2,750	3,055
Increase (decrease) in accrued expenses and other current liabilities	642	1,735	(1,631)
Increase (decrease) in other assets and liabilities	136	(110)	160
Net cash provided by operating activities	34,760	4,457	2,305
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in Hallwood Energy	(13,920)	(11,093)	(8,975)
Investments in property, plant and equipment, net	(3,207)	(2,358)	(4,197)
Net cash (used in) investing activities	(17,127)	(13,451)	(13,172)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends on common stock	(12,034)	—	—
Proceeds from (repayment of) revolving credit facilities, net	(6,770)	6,749	4,432
Repayment of other bank borrowings and loans payable	(158)	(275)	(352)
Proceeds from exercise of stock options	46	165	79
Excess tax benefits from share-based payment arrangements	39	—	187
Purchase of common stock for treasury	—	(439)	(73)
Net cash provided by (used in) financing activities	(18,877)	6,200	4,273
(DECREASE) IN CASH AND CASH EQUIVALENTS	(1,244)	(2,794)	(6,594)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,260	10,054	16,648
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,016	$ 7,260	$ 10,054

See accompanying notes to consolidated financial statements.

THE HALLWOOD GROUP INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Significant Accounting Policies

The Hallwood Group Incorporated ("Hallwood" or the "Company") (NYSE Amex: HWG), a Delaware corporation, is a holding company that currently operates in the textile products and energy business segments.

Textile Products. Textile products operations are conducted through the Company's wholly owned subsidiary, Brookwood Companies Incorporated ("Brookwood"). Brookwood is an integrated textile firm that develops and produces innovative fabrics and related products through specialized finishing, treating and coating processes.

Brookwood principally operates as a converter, finisher and laminator in the textile industry, purchasing fabric from mills that is produced at its own plants, located in Rhode Island and Connecticut, or by contracting with independent finishers. Upon completion of the finishing process, the fabric is sold to customers. Brookwood is one of the largest coaters of woven nylons in the United States of America. Brookwood is known for its extensive, in-house expertise in high-tech fabric development and is a major supplier of specialty fabric to U.S. military contractors. Brookwood produces fabrics that meet standards and specifications set by both government and private industry, which are used by military, consumer and industrial customers. Brookwood has three principal subsidiaries: Kenyon Industries Inc., Brookwood Laminating Inc. and Strategic Technical Alliance, LLC.

Textile products accounted for all of the Company's operating revenues in the three years ended December 31, 2008.

Energy. During the three years ended December 31, 2008, the Company's investment in the energy segment was through Hallwood Energy, L.P. ("Hallwood Energy"). Hallwood Energy is a privately held independent oil and gas limited partnership and operates as an upstream energy company engaging in the acquisition, development, exploration, production and sale of hydrocarbons, with a primary focus on natural gas assets. The Company accounts for the investment in Hallwood Energy using the equity method of accounting, recording its pro rata share of Hallwood Energy's net income (loss), partner capital transactions and comprehensive income (loss).

Significant accounting policies, which are in accordance with accounting principles generally accepted in the United States of America, are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its Brookwood Companies Incorporated and subsidiaries. The Company fully consolidates all of the above subsidiaries and records the equity in its Hallwood Energy, L.P. affiliate. All intercompany balances and transactions have been eliminated in consolidation.

The Company's Brookwood subsidiary operates on a 5-4-4 accounting cycle with its months always ending on a Saturday for accounting purposes, while the parent company, The Hallwood Group Incorporated, operates on a traditional fiscal month accounting cycle. For purposes of the year-end financial statements, the Brookwood cycle ends on December 31, however quarterly interim financial statements may not correspond to the fiscal quarter-end. In such cases, the notes to the interim condensed financial statements contain certain disclosures regarding sales and expenses in the intervening periods.

Recognition of Income

Textile products sales are recognized upon shipment or release of product, when title passes to the customer. Brookwood provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of the aging of accounts receivable. If the financial condition of Brookwood's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

On occasion, Brookwood receives instructions from some of its customers to finish fabric, invoice the full amount and hold the finished inventory until the customer sends shipping instructions. In those cases, Brookwood records the sale and sends the customer an invoice containing normal and usual payment terms and segregates the inventory from Brookwood's inventory.

Carrying Value of Investments

Investments are recorded at fair value determined as of the date acquired. Thereafter, for less than 50% owned investments, equity accounting is utilized where the Company exercises significant influence over the investee's operating and financial policies.

Impairment

Management reviews its investments for impairment losses when events and circumstances indicate that the carrying amount of an asset may not be recoverable. In the event such indicators exist for assets held for use, and if undiscounted cash flows before interest charges are less than carrying value, the asset is written down to estimated fair value. Assets held for sale are carried at the lower of cost or estimated sales price less costs of sale.

Investments that are accounted for under the equity method of accounting are reviewed for impairment when the fair value of the investment is believed to have fallen below the Company's carrying value. When such a decline is deemed other than temporary, an impairment charge is recorded to the statement of operations for the difference between the investment's carrying value and its estimated fair value at the time. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee's financial performance, and the Company's ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment's market value. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors to be evaluated. Differing assumptions could affect whether an investment is impaired. At least annually, the Company reviews and determines if a writedown is required.

Depreciation and Amortization

Depreciation of textile products buildings, equipment and improvements is computed on the straight-line method. Buildings and improvements are depreciated over a period of 15 to 25 years. Equipment is depreciated over a period of 3 to 10 years.

Income Taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences and the amount of net operating loss carryforwards and tax credits reduced by a valuation allowance as considered appropriate. Provision is made for deferred taxes relating to temporary differences in the recognition of income and expense for financial reporting.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes"*, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company has completed its evaluation and has determined that as of January 1, 2007 there were no significant uncertain tax positions requiring recognition in its consolidated financial statements. No additional reserves were required during the year ended or as of December 31, 2008. The evaluation was performed for the tax years ended December 31, 2005 through 2008, the tax years which remain subject to examination by major tax jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. In the event the Company incurs interest and/or penalties, they will be classified in the financial statements as interest expense or administrative and selling expense, respectively.

Inventories

Inventories are valued at the lower of cost (first-in, first-out or specific identification method) or market. The valuation of inventory requires the use of estimates regarding the amount of inventory and the prices at which it will be sold. The valuation includes an obsolescence and price reserve for excess and slow moving inventory that considers a variety of factors, such as the Company's historical loss experience, changes in products, changes in customer demand and general economic conditions.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

Marketable securities classified as "trading" are carried at fair value on the balance sheet. Unrealized gains and losses are included in operations. Marketable securities classified as "available for sale" are carried at fair value on the balance sheet. Unrealized gains and losses are included in a separate component of stockholders equity entitled "Accumulated Other Comprehensive Income". Unrealized losses are included in operations if the decline in value is determined to be "other than temporary".

Environmental Remediation Costs

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and can be reasonably estimated. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Company management is not aware of any environmental remediation obligations which would significantly affect the operations, financial position or cash flow of the Company.

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *"Share-Based Payment"*, which revised SFAS No. 123 "Accounting for Stock-Based Compensation", using a modified method of prospective application. Under SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options, are treated the same as other forms of compensation by recognizing the related cost in the statement of operations. The expense of the award would generally be measured at fair value at the grant date.

Research and Development Costs

Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred.

Other Comprehensive Income

Other comprehensive income items are revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are excluded from current period net income and reflected as a component of stockholders' equity. The Company records a pro rata share of comprehensive income items reported by its investments accounted for using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

Concentration of Credit Risk

The financial instruments of its wholly owned subsidiaries, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company grants credit to customers based on an evaluation of the customer's financial condition. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company controls its exposure to credit risks through credit approvals, credit limits and monitoring procedures and the use of factors.

Derivatives

The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 — *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS No. 133"). The Company does not directly have any derivative instruments, however, Hallwood Energy has such instruments. Accordingly, the Company recorded its proportional share of any impact of these instruments in accordance with the equity method of accounting.

Hallwood Energy has make-whole provisions contained within its former and current debt facilities. The make-whole fees are recorded at estimated fair value on Hallwood Energy's balance sheet and changes in their fair value are recorded in interest expense in Hallwood Energy's statement of operations.

Per Common Share Calculations

Basic income (loss) per common share was computed by dividing net income (loss) by the weighted average shares outstanding. Diluted income (loss) per common share was computed by dividing net income (loss) by the weighted average of shares and potential shares outstanding. Stock options are considered to be potential common shares. The number of potential common shares from assumed exercise of options is computed using the "treasury stock method".

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 is effective for financial statements issued for fiscal years beginning after

November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The FASB believes the statement will improve financial reporting by providing companies the opportunity to mitigate volatility in reported earnings by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Use of the statement will expand the use of fair value measurements for accounting for financial instruments. Although the Company has not yet elected to present any financial assets or liabilities at fair value under SFAS No. 159, it may choose to do so in the future.

The Emerging Issues Task Force ("EITF") of the FASB has ratified EITF Issue 06-11, *"Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"* ("EITF 06-11") in June 2007. In a stock-based compensation arrangement, employees may be entitled to dividends during the vesting period for nonvested shares or share units and until the exercise date for stock options. These dividend payments generally can be treated as a deductible compensation expense for income tax purposes, thereby generating an income tax benefit for the employer. At issue was how such a realized benefit should be recognized in the financial statements. The EITF has reached a conclusion that an entity should recognize the realized tax benefit as an increase in additional paid-in capital ("APIC") and that the amount recognized in APIC should be included in the pool of excess tax benefits available to absorb tax deficiencies on stock-based payment awards. EITF 06-11 will be effective prospectively for the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2008. The adoption of EITF 06-11 did not have a material impact on the Company's financial statements.

On May 9, 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"*. This statement identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. It establishes that the GAAP hierarchy should be directed to entities because it is the entity (not the auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Management does not believe that implementation of SFAS No. 162 will have any effect on the Company's consolidated financial statements.

Note 2 — Cash and Cash Equivalents

Cash and cash equivalents as of the balance sheet dates were as follows (in thousands):

	December 31,	
	2008	2007
Cash	$ 237	$ 328
Cash equivalents	5,779	6,932
Total	$6,016	$7,260

Cash equivalents consisted of money market funds (consisting of AAA rated institutional commercial paper), and interest-bearing demand deposits.

Note 3 — Inventories

Inventories as of the balance sheet dates were as follows (in thousands):

	December 31, 2008	December 31, 2007
Raw materials	$ 6,215	$ 8,084
Work in progress	6,427	8,218
Finished goods	10,203	9,475
	22,845	25,777
Less: Obsolescence reserve	(1,071)	(749)
Total	$21,774	$25,028

Note 4 — Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Machinery and equipment	$ 21,654	$ 21,150
Buildings and improvements	6,357	5,678
Office furniture and equipment	4,257	3,961
Construction in progress	1,825	1,666
Leasehold improvements	1,230	871
Land	594	594
	35,917	33,920
Less: Accumulated depreciation	(20,772)	(19,477)
Total	$ 15,145	$ 14,443

During 2008 and 2007, Brookwood wrote off $997,000 and $1,356,000, respectively, of fully depreciated assets..

Depreciation expense for the three years ended December 31, 2008 was $2,281,000, $2,129,000 and $1,864,000, respectively.

Note 5 — Operations of Brookwood Companies Incorporated

Receivables. Brookwood maintains factoring agreements which provide that receivables resulting from credit sales to customers, excluding the U.S. Government, may be sold to the factor, subject to a commission and the factor's prior approval. Commissions paid to factors were approximately $733,000, $599,000 and $478,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Factored receivables were $15,385,000 and $20,340,000 at December 31, 2008 and 2007, which were net of a returned goods dilution allowance of $149,000 and $91,000, respectively.

Brookwood continues to monitor its factors and the effect the current economic crisis may have upon their ability to fulfill their obligations to Brookwood in a timely manner. The financial markets' inability to determine the extent and longevity of the current economic downturn may have an effect upon Brookwood's factors that cannot be determined at this time. As of March 1, 2009, all of Brookwood's factors were complying with payment terms in accordance with factor agreements.

Trade receivables were $6,158,000 and $5,157,000 at December 31, 2008 and 2007, which were net of an allowance for doubtful accounts of $59,000 and $52,000, respectively.

Sales Concentration. Brookwood has several customers who have accounted for more than 10% of Brookwood's sales in one or more of the three years ended December 31, 2008. Sales to one Brookwood customer, Tennier Industries, Inc. ("Tennier"), accounted for more than 10% of Brookwood's sales in each of the three years ended December 31, 2008. Its relationship with Tennier is ongoing. Sales to Tennier, which are included in military sales, were $47,310,000, $40,844,000 and $31,300,000 in 2008, 2007 and 2006, respectively, which represented 29.2%, 30.8% and 27.9% of Brookwood's sales. Sales to another customer, ORC Industries, Inc. ("ORC"), accounted for more than 10% of Brookwood's sales in 2008 and 2006. Its relationship with ORC is ongoing. Sales to ORC, which are also included in military sales, were $18,436,000, $8,971,000 and $12,609,000 in 2008, 2007 and 2006, respectively, which represented 11.4%, 6.8% and 11.2% of Brookwood's sales. Sales to another customer accounted for slightly more than 10% of sales for 2008 only. Brookwood's relationship with the customer is ongoing. Sales to that customer, which are also included in military sales, were $16,752,000 in 2008, which represented 10.3% of Brookwood's sales.

Military sales accounted for $101,813,000, $70,006,000 and $53,885,000 in 2008, 2007 and 2006, respectively, which represented 62.8%, 52.8% and 48.0% of Brookwood's sales.

Research and Development. Research and development expenses were approximately $862,000 in 2008, $605,000 in 2007 and $594,000 in 2006.

Stockholders' Equity. The Company is the holder of all of Brookwood's outstanding $13,500,000 Series A, $13.50 annual dividend per share, redeemable preferred stock and all of its 10,000,000 outstanding shares of common stock. The preferred stock has a liquidation preference of $13,500,000 plus accrued but unpaid dividends. At December 31, 2008, there were no cumulative unpaid dividends on the preferred stock.

2005 Long-Term Incentive Plan for Brookwood. In December 2005, the Company adopted The Hallwood Group Incorporated 2005 Long-Term Incentive Plan for Brookwood Companies Incorporated (the "2005 Long-Term Incentive Plan for Brookwood") to encourage employees of Brookwood to increase the value of Brookwood and to be employed by Brookwood. The terms of the incentive plan provide for a total award amount to participants equal to 15% of the fair market value of consideration received by the Company in a change of control transaction, as defined, in excess of the sum of the liquidation preference plus accrued unpaid dividends on the Brookwood preferred stock ($13,500,000 at December 31, 2008). The base amount will fluctuate in accordance with a formula that increases by the amount of the annual dividend on the preferred stock of $1,823,000, and decreases by the amount of the actual preferred dividends paid by Brookwood to the Company. However, if the Company's board of directors determines that certain specified Brookwood officers, or other persons performing similar functions do not have, prior to the change of control transaction, in the aggregate an equity or debt interest of at lease two percent in the entity with whom the change of control transaction is completed, then the minimum amount to be awarded under the plan shall be $2,000,000. In addition, the Company agreed that, if members of Brookwood's senior management do not have, prior to a change of control transaction in the aggregate an equity or debt interest of at least two percent in the entity with whom the change of control transaction is completed (exclusive of any such interest any such individual receives with respect to his or her employment following the change of control transaction), then the Company will be obligated to pay an additional $2,600,000.

Note 6 — Investment in Hallwood Energy, L.P.

Investments in Hallwood Energy, L.P. as of the balance sheet dates were as follows (in thousands):

Description of Investment	As of December 31, 2008 Percent of Class Owned	As of December 31, 2008 Cost	Amount at Which Carried at December 31, 2008	Amount at Which Carried at December 31, 2007	Equity Income (Loss) for the Years Ended December 31, 2008	2007	2006
Hallwood Energy, L.P.							
— Class A limited partner interest	25(a)	$50,384	$—	$—	$ —	$(39,861)	$(10,417)
— Class C limited partner interest	13(b)	11,084	—	—	—	(11,084)	—
— General partner interest	50	13	—	—	—	(12)	(1)
— First Convertible Note	17	5,000	—	—	—	(5,000)	—
— Second Convertible Note							
Cash investment	96	9,300	—	—	(8,920)	—	—
Less: portion invested by third parties		(380)	—	—	—	—	—
Commitment to invest additional funds		3,200	—	—	(3,200)	—	—
		$78,601	$—	$—	$(12,120)	$(55,957)	$(10,418)

(a) 18% after consideration of profit interests

(b) convertible into a Class A limited partner interest

The Company accounts for the investment in Hallwood Energy using the equity method of accounting and records its pro rata share of Hallwood Energy's net income (loss) and partner capital transactions, as appropriate.

As a result of the bankruptcy filing by Hallwood Energy, the extent or value of the Company's continuing interest in Hallwood Energy, if any, is uncertain. See section entitled *"Bankruptcy Filing by Hallwood Energy"*.

Hallwood Energy is a privately held independent oil and gas limited partnership and operates as an upstream energy company engaging in the acquisition, development, exploration, production, and sale of hydrocarbons, with a primary focus on natural gas assets. Hallwood Energy conducts its energy activities from its corporate office located in Dallas, Texas and production office in Searcy, Arkansas. Hallwood Energy's results of operations are and will be largely dependent on a variety of factors, including, but not limited to fluctuations in natural gas prices; success of its drilling activities; the ability to transport and sell its natural gas; regional and national regulatory matters; the ability to secure, and price of, goods and services necessary to develop its oil and gas leases; the ability to raise additional capital; and the outcome of its bankruptcy case.

On March 1, 2009, Hallwood Energy, L.P., Hallwood Energy Management, LLC (the general partner of Hallwood Energy, "HEM") and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered and pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., etal Case No. 09-31253*. For a further discussion of the bankruptcy case, refer to section below entitled *Bankruptcy Filing by Hallwood Energy*. The Company is only an investor in and creditor of Hallwood Energy. The bankruptcy filing does not include the Company or any other of its assets.

At December 31, 2008, Hallwood Energy's management classified its energy investments into two identifiable geographical areas:

- West Texas — the Barnett Shale and Woodford Shale formations,
- Central and Eastern Arkansas — primary targets are the Fayetteville Shale and Penn Sand formations.

Hallwood Energy determined in the 2008 third quarter that it would not expend additional amounts to further explore its South Louisiana projects on and around the LaPice Salt Dome. Hallwood Energy is seeking potential partners that would farm in or otherwise participate in the remaining prospects in the area.

Certain of the Company's officers and directors are investors in Hallwood Energy. In addition, as members of management of Hallwood Energy, one director and officer and one officer of the Company hold a profit interest in Hallwood Energy.

During the year ended December 31, 2008, Hallwood Energy recorded impairments of oil and gas properties of $32,731,000 and reported a net loss of $60,941,000. During 2008, the Company recorded its share of the losses to the extent of its additional investments and investment commitments in Hallwood Energy in the amount of $12,120,000. The Company's carrying value of its Hallwood Energy investment remained at zero at December 31, 2008.

During the year ended December 31, 2007, Hallwood Energy recorded impairments of oil and gas properties of $223,002,000. The Company recorded its proportionate share of such impairments through the equity method of accounting. Principally due to the recording of these impairments, the Company's carrying value of its investment in Hallwood Energy at December 31, 2007 was reduced to zero.

During 2008, the Company invested $13,920,000 in Hallwood Energy in the form of convertible notes. The investment was comprised of: $5,000,000 in January 2008 (recorded as an obligation at December 31, 2007) in connection with Hallwood Energy's $30,000,000 First Convertible Note agreement (discussed below); $2,961,000, $2,039,000 and $4,300,000 in May 2008, June 2008 and September 2008, respectively, pursuant to the Second Convertible Note and Equity Support Agreement in connection with the Talisman Energy Transaction (discussed below).

During 2007, the Company invested $11,093,000 in Hallwood Energy, of which $2,000 was invested in January 2007, $6,744,000 in April 2007, $2,501,000 in June 2007 and $1,846,000 in September 2007. At December 31, 2007, the Company recorded an additional investment of $5,000,000 with a corresponding obligation in the same amount. The obligation was satisfied by the investment of $5,000,000 on January 11, 2008, pursuant to the terms of the First Convertible Note agreement.

During 2006, the Company invested $9,427,000 in Hallwood Energy, of which $2,721,000 was invested in January 2006, $6,281,000 in November 2006 (including the contribution of a $452,000 receivable) and $425,000 in December 2006.

Equity Losses. The Company's proportionate share of Hallwood Energy's calendar year 2007 loss would have reduced the carrying value of its investment in Hallwood Energy below zero. The general rule for recording equity losses ordinarily indicates that the investor shall discontinue applying the equity method when the investment has been reduced to zero and shall not provide for additional losses, unless the investor provides or commits to provide additional funds to the investee, has guaranteed obligations of the investee, or is otherwise committed to provide further financial support to the investee. Although no guarantee or commitment existed at December 31, 2007, the Company loaned $5,000,000 to Hallwood Energy in January 2008 in connection with Hallwood Energy's $30,000,000 convertible note due January 21, 2011 to provide capital to continue regular ongoing operations. Accordingly, the Company recorded an additional equity loss in 2007 to the extent of the $5,000,000 loan, as the Company had not determined to what extent, if any, that it would advance additional funds to Hallwood Energy and the carrying value of its Hallwood Energy investment was reduced to zero at December 31, 2007.

In connection with the then ongoing efforts to complete the Talisman Energy Transaction (discussed below), the Company loaned Hallwood Energy $2,961,000 in May 2008. As a result of the completion of the Talisman Energy Transaction in June 2008, the Company entered into the Equity Support Agreement with Hallwood Energy which obligated the Company to contribute additional equity or debt capital of $2,039,000 at the completion date (for a total amount of $5,000,000) to Hallwood Energy and guarantee an additional amount of up to $7,500,000 in certain circumstances, both of which were issued under the terms of the Second Convertible Note (discussed below). The Company loaned $4,300,000 to Hallwood Energy during September 2008 pursuant to the Equity Support Agreement. The Company's additional investments and commitment to provide additional financial support, resulted in the recording of an equity loss in the year ended December 31, 2008 of $12,120,000, which included accumulated equity losses that had not been previously recorded, as the Company had reduced the carrying value of its investment to zero. The Company's carrying value of its Hallwood Energy investment remained at zero at December 31, 2008.

The Company's proportionate share of Hallwood Energy's accumulated losses that have not been recognized as of December 31, 2008 is approximately $12,891,000, based upon its 25% Class A limited partner ownership percentage.

The following table sets forth summarized financial data of Hallwood Energy as of December 31, 2008 and 2007 and for the three years ended December 31, 2008 (in thousands):

	2008	2007	2006
Balance Sheet Data			
Cash and cash equivalents	$ 18,706	$ 2,372	
Oil and gas properties, net	86,347	107,248	
Total assets	111,101	115,678	
Notes payable (including make-whole fee)	155,849	101,990	
Total liabilities	195,380	146,516	
Partners' capital (deficiency)	(84,280)	(30,838)	
Statement of Operations Data			
Revenues	$ 16,551	$ 4,761	$ 774
Expenses	59,866	251,031	36,626
Operating loss	(43,315)	(246,270)	(35,852)
Other Income (Expense)	(17,626)	(29,870)	(5,539)
Loss before income taxes	(60,941)	(276,140)	(41,391)
Income tax expense	—	273	—
Net Loss	$(60,941)	$(276,413)	$(41,391)

Equity Investments and Convertible Notes. At December 31, 2008, there were three classes of limited partnership interests and two classes of convertible notes outstanding for Hallwood Energy:

- Class C interests bear a 16% priority return which compounds monthly. The priority return will be accrued and become payable when, as and if declared by the general partner of Hallwood Energy. Hallwood Energy does not anticipate paying any distributions in the foreseeable future. All distributions of defined available cash and defined net proceeds from any sales or other disposition of all or substantially all of the then remaining assets of Hallwood Energy which is entered into in connection with, or which will result in, the liquidation of Hallwood Energy (the "Terminating Capital Transaction") must first be used to reduce any unpaid Class C priority return and capital contributions to zero. Unpaid Class C priority return and capital contributions can be converted into Class A interests based on the ratio of Class C contributions to the sum of Class A contributions and the Class C limited partner's Class C partnership interest designated by the Class C limited partner to be converted into Class A partnership interest. The Class C capital contributions and unpaid priority return totaled approximately $84,422,000 and $21,477,000, respectively, at December 31, 2008.

- Class A interests have certain voting rights and with the general partner would receive 100% of the distributions of available cash and net proceeds from Terminating Capital Transactions subsequent to the payment of all unpaid Class C priority return and of all Class C capital contributions until the unrecovered capital accounts of each Class A partner interest is reduced to zero, and thereafter share in all future distributions of available cash and net proceeds from Terminating Capital Transactions with the holders of the Class B interests.

- Class B interests represent vested net profit interests awarded to key individuals by Hallwood Energy. At December 31, 2008 and 2007, outstanding Class B interests had rights to receive 20.0% and 18.6%, respectively, of distributions of defined available cash and net proceeds from Terminating Capital Transactions after the unpaid Class C priority return and capital contributions and the unreturned Class A and general partner capital contributions have been reduced to zero.

- *First Convertible Note.* In January 2008, Hallwood Energy entered into a $30,000,000 convertible subordinated note agreement (the "First Convertible Note"). Borrowings bear interest which accrues at an annual rate of 16%, payable on a quarterly basis after the completion of a defined equity offering and subject to the prior full payment of borrowings and accrued interest under the Secured Credit Facilities (discussed below) and are subject to a make-whole provision. The First Convertible Note and accrued interest may be converted into Class C interests on a dollar for dollar basis. If no Class C interests are outstanding, the First Convertible Note may be converted into Class A interests or such comparable securities as may be outstanding at the same exchange ratio as the original Class C interests. Principal and unpaid interest are due on the earlier of January 21, 2011, or upon a defined change of control. The First Convertible Note lenders also received warrants to acquire additional Class C interests, exercisable until January 2011. $28,839,000 of the First Convertible Notes were subscribed for and issued, of which the Company purchased $5,000,000 in January 2008.

- *Second Convertible Note.* In May 2008, Hallwood Energy entered into a $12,500,000 convertible subordinated note agreement (the "Second Convertible Note"), which was underwritten by the Company. The Second Convertible Note was issued in connection with the completion of the Talisman Energy Transaction and the related Equity Support Agreement (discussed below). The Second Convertible Note contains interest terms, conversion features and repayment terms comparable to the First Convertible Note described previously. As of December 31, 2008, $9,300,000 of the Second Convertible Note was outstanding, of which $8,920,000 was held by the Company and $380,000 was held by other Hallwood Energy investors.

Following is a description of certain equity capital and loan transactions completed by Hallwood Energy from 2006 to 2008 and the Company's relative participation in those transactions:

Loan Financing. In February 2006, Hallwood Energy entered into a $65,000,000 loan facility (the "Former Loan Facility"), and had drawn $40,000,000 as of December 31, 2006. Subsequent to December 31, 2006, Hallwood Energy was not in compliance with the proved collateral coverage ratio required by the Former Loan Facility.

In March and April 2007, the Company loaned a total of $9,000,000 to Hallwood Energy, of which $7,000,000 was in the form of demand notes bearing interest at 6% above prime rate, and $2,000,000 was an advance that was repaid four days later with interest. In April 2007, Hallwood Energy made a request for additional capital contributions in the amount of $25,000,000 (the "April Call"). The Company and Hallwood Energy had agreed that the $7,000,000 of loans would be applied as the Company's portion of the April Call and as such was recorded as a Class C partnership investment. In May 2007, Hallwood Energy repaid $257,000 to the Company, which represented the excess of the $7,000,000 loaned over the Company's share of the capital contribution and related oversubscription.

In April 2007, Hallwood Energy entered into a $100,000,000 loan facility (the "Senior Secured Credit Facility") with a new lender (the "Hallwood Energy's Lender"), who is an affiliate of one of the investors and drew $65,000,000 from the Senior Secured Credit Facility. The proceeds were used to repay the $40,000,000 balance of the Former Credit Facility, approximately $9,800,000 for a make-whole fee and approximately $500,000 for incremental interest related to Former Credit Facility, transaction fees of approximately $200,000 and provide working capital. The Senior Secured Credit Facility is secured by Hallwood Energy's oil and gas leases, matures on February 1, 2010, and bore interest at a rate of the defined LIBOR rate plus 10.75% per annum. An additional 2% of interest is added upon continuance of any defaulting event. Hallwood Energy's Lender was permitted to demand that Hallwood Energy prepay the outstanding loans in the event of a defined change of control, qualified sale or event of default, including a material adverse event. In conjunction with executing the Senior Secured Credit Facility, Hallwood Energy's Lender's affiliates resigned their position on Hallwood Energy's board of directors and Hallwood Energy's Lender assigned its general partner interest to the remaining members.

The Senior Secured Credit Facility provided that, if Hallwood Energy raised $25,000,000 through an equity call or through debt subordinate to the Senior Secured Credit Facility, Hallwood Energy's Lender would match subsequent amounts raised on a dollar for dollar basis up to the remaining $35,000,000 under the Senior Secured Credit Facility through the availability termination date of July 31, 2008. During the 2007 third quarter, Hallwood Energy borrowed an additional $20,000,000 under the Senior Secured Credit and borrowed the remaining $15,000,000 availability in October 2007.

The Senior Secured Credit Facility contains various financial covenants, including maximum general and administrative expenses and current and proved collateral coverage ratios. The proved collateral coverage ratio test became effective June 30, 2008. Non-financial covenants restrict the ability of Hallwood Energy to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates, and otherwise restrict certain activities by Hallwood Energy. In October 2007, Hallwood Energy entered into an amendment of the Senior Secured Credit Facility to modify the calculation of the current ratio to include certain capital funding commitments.

The Senior Secured Credit Facility contained a make-whole provision whereby Hallwood Energy was required to pay Hallwood Energy's Lender the amount by which the present value of interest and principal from the date of prepayment through January 31, 2009, exceeds the principal amount on the prepayment date. Hallwood Energy's Lender received warrants exercisable for 2.5% of the partnership interests at an exercise price of 2.5% of 125% of the amount of the total capital contributed to Hallwood Energy at December 31, 2006.

On January 2, 2008, the outstanding $7,500,000 advance from HIL and accrued interest was converted into Class C partnership interests, consistent with the terms of the November 2007 letter agreement.

In January 2008, Hallwood Energy entered into the $15,000,000 Junior Credit Facility with Hallwood Energy's Lender and drew the full $15,000,000 available. The proceeds were used to fund working capital requirements and future operational activities. Borrowings under the Senior Secured Credit Facility and Junior Credit Facility (collectively referred to as the "Secured Credit Facilities") are both secured by Hallwood Energy's oil and gas leases, mature on February 1, 2010, and bore interest at a rate of the defined LIBOR rate plus 10.75% per annum through April 30, 2008, thereafter increases to LIBOR rate plus 12.75% per annum until loan maturity or prepayment. An additional 2% of interest is added upon continuance of any defaulting event. Hallwood Energy's Lender was permitted to demand that Hallwood Energy prepay the outstanding loans in the event of a defined change of control, qualified sale or event of default, including a material adverse event. Hallwood Energy remains bound to a deposit control agreement initiated with the Senior Secured Credit Facility.

The Junior Credit Facility contains various financial covenants, materially consistent with the Senior Secured Credit Facility, including maximum general and administrative expenditures and current and proved collateral coverage ratios. The proved collateral coverage ratio covenant became effective June 30, 2008. Non-financial covenants restrict the ability of Hallwood Energy to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates, and otherwise restrict certain Hallwood Energy's activities.

The Junior Credit Facility contained a make-whole provision whereby Hallwood Energy was required to pay Hallwood Energy's Lender the amount by which the present value of interest and principal from the date of prepayment through January 31, 2009, exceeds the principal amount on the prepayment date.

In connection with the Junior Credit Facility, the Senior Secured Credit Facility was amended to bear and interest at the defined LIBOR rate plus 12.75% per annum beginning May 1, 2008.

Hallwood Energy did not meet the current ratio covenant and was in default of the Senior Credit Facility as of December 31, 2007. A second default event related to a commitment agreement by three partners to fund $15,000,000 by November 1, 2007, that was only partially funded. Hallwood Energy received a waiver from Hallwood Energy's Lender for both of these default events in January 2008.

The Secured Credit Facilities were included in current liabilities on Hallwood Energy's balance sheet at December 31, 2007, as Hallwood Energy did not expect to maintain compliance with the required current and proved collateral coverage ratios during the year ended December 31, 2008, unless additional funds are raised through issuance of debt and equity instruments.

Hallwood Energy was not in compliance with the general and administrative expense covenant at March 31, 2008 and the current ratio covenant as of April 30, 2008 required by the Secured Credit Facilities. Hallwood Energy entered into an amendment of the facilities with the Hallwood Energy's Lender in June 2008 to waive the defaults and amend various covenants.

At September 30, 2008 and December 31, 2008, Hallwood Energy was not in compliance with the proved collateral coverage ratio under the Secured Credit Facilities. Accordingly, the interest rate under those facilities is now the defined LIBOR rate plus 14.75% per annum. However, pursuant to the forbearance agreement described below, Hallwood Energy's Lender agreed not to exercise its other remedies under the facilities until at least 91 days after the termination of the farmout agreement.

To the extent Hallwood Energy was not in default by virtue of pre-March 1, 2009 events, the bankruptcy filing on March 1, 2009 constituted a default under the terms of the Senior Credit Facility and the Junior Credit Facility and the forbearance agreement was terminated by its terms upon the filing. However, under the automatic stay provisions of the Bankruptcy Code, Hallwood Energy's Lender has not been able to foreclose on its collateral.

In connection with the completion of the Talisman Energy Transaction, Hallwood Energy also agreed to amendments to its credit agreements that, among other things, could result in an increase in interest paid by Hallwood Energy and provides additional covenants. The principal provisions of the amendment and related agreements include the following:

- The terms of the make-whole provision of the Senior Secured Credit Facility were extended from January 31, 2009 to January 31, 2010.
- Pursuant to a forbearance agreement among Hallwood Energy, FEI, Hallwood Energy's Lender and others, if Hallwood Energy were in the future to default in certain of its obligations under its credit agreements, Hallwood Energy's Lender agreed not to exercise its remedies under the Senior Secured Credit Facility while the farmout agreement is in effect and for a period of 91 days after the termination of the farmout agreement, except in the case of certain specified defaults.
- Hallwood Energy shall pay to Hallwood Energy's Lender on a monthly basis, the excess net cash flow, as defined, as additional debt service. Such payments, if any, shall be applied first to repay outstanding fees and expenses, second to accrued and unpaid interest and then to unpaid debt principal. The excess net cash flow is defined as operating revenues less operating expenses, certain general and administrative expenses, and other approved expenditures as defined in the agreement.

In January 2008, Hallwood Energy entered into the $30,000,000 First Convertible Note. During the 2008 first quarter, $28,839,000 of the convertible subordinated notes were subscribed for and issued. The Company subscribed for $5,000,000 of the First Convertible Note and provided the funds to Hallwood Energy in January 2008.

In May 2008, Hallwood Energy entered into the $12,500,000 Second Convertible Note agreement, which was underwritten by the Company. The Second Convertible Note contains interest terms, conversion features and repayment terms comparable to the First Convertible Note described previously. As of December 31, 2008, $9,300,000 of the Second Convertible Note was outstanding, of which $8,920,000 was held by the Company and $380,000 was held by other Hallwood Energy investors.

Equity Transactions. In January 2006, the Company invested a Class A capital contribution of $2,721,000 in Hallwood Energy.

In November 2006, Hallwood Energy requested an additional Class A capital contribution in the amount of $25,000,000 from its partners, of which the Company invested an additional $6,708,000. The Company utilized a $452,000 capital contribution receivable to reduce its cash contribution

In April 2007, Hallwood Investments Limited ("HIL"), a corporation associated with Mr. Anthony J. Gumbiner, the Company's chairman and principal stockholder, and Hallwood Energy's Lender each committed to fund one-half of potential additional equity or subordinated debt funding calls totaling $55,000,000 by Hallwood Energy, to the extent other investors, including the Company, did not respond to the calls. In April 2007, Hallwood Energy issued a $25,000,000 Class C equity call to its partners (the "April Call") which was fully satisfied. The Company's share of the April call was $6,743,000.

In May 2007, Hallwood Energy issued a $20,000,000 Class C equity call to its partners (the "May Call"), which was fully satisfied. The Company's proportionate share of the May Call was $5,091,000. Due to the fact that the Company did not have available sufficient cash, the Company contributed only $2,501,000 towards the May Call. Because of the Company's inability to meet its full equity call requirement, HIL funded $2,590,000 of the May Call that was not funded by the Company.

In August 2007, Hallwood Energy issued a $15,000,000 Class C equity call to its partners (the "August Call") which was fully satisfied. The Company's proportionate share of the August Call was $3,683,000. Due to the fact that the Company did not have available sufficient cash, the Company contributed only one-half, or $1,842,000, towards the August Call. Because of the Company's inability to meet its full equity call requirement, HIL funded $1,842,000 of the August Call that was not funded by the Company. In October 2007, the special committee of the Company's board of directors appointed to consider HIL's funding of these capital calls acknowledged the terms of the funding of the capital calls by HIL and determined that, in light of the circumstances, including the Company's then inability to fund any amounts beyond those it had made, no further action was required.

As a result of the receipt of sufficient equity contributions from the April, May and August Calls, the $55,000,000 commitment from HIL and Hallwood Energy's Lender was extinguished.

In November 2007, Hallwood Energy issued $15,000,000 of Class C partnership interest to a new equity partner. In addition, HIL, another existing investor in Hallwood Energy, and Hallwood Energy's Lender entered into a letter agreement providing for a total of up to $15,000,000 in additional funding. HIL loaned $7,500,000 under the letter agreement, executing a promissory note with an interest rate of 16% per annum and maturity of March 1, 2010. Two of the partners did not fund under this agreement which constituted a default condition under the Senior Secured Credit Facility, as stipulated in the letter agreement. This default condition was subsequently waived and on January 2, 2008, as per the letter agreement, HIL's loan and accrued interest was converted into a Class C interest.

Talisman Energy Transaction in 2008. In June 2008, Hallwood Energy raised additional capital by entering into an agreement for the sale and farmout to FEI Shale, L.P. ("FEI"), a subsidiary of Talisman Energy, Inc., of an undivided interest in up to 33.33% of Hallwood Energy's interest in substantially all its assets for a series of payments of up to $125,000,000 (an initial payment of $60,000,000 and the option to pay up to the additional $65,000,000), and entered into an agreement to provide consulting services to the purchaser for one year (the

"Talisman Energy Transaction"). FEI prepaid the consulting services agreement which requires two man-weeks per month of service from two senior executives. The revenues from this agreement will be recognized as earned over the course of the twelve month period. In October 2008, FEI elected to make a second payment of $30,000,000 to Hallwood Energy. In February 2009, FEI elected to make a partial funding in the amount of $15,000,000 related to its third payment.

Under the sale and farmout agreement between Hallwood Energy and FEI, the purchaser made an initial payment of $60,000,000 for an undivided 10% interest in Hallwood Energy's specified oil and gas properties and other assets. For each well for which FEI paid any costs, it will earn an additional interest on the specified properties on which the well is located upon payment of each invoice equal to an additional undivided 23.33% if payment occurs prior to FEI paying a cumulative amount of $90,000,000 under the farmout agreement (the "Initial Milestone"), or 13.33% if payment occurs after the Initial Milestone. For other oil and gas properties, FEI will earn an undivided 33.33% interest in such properties immediately upon payment of purchase costs paid by FEI under the farmout agreement. With respect to Hallwood Energy's other assets, FEI will immediately earn an additional undivided 10% interest in these other assets upon meeting the Initial Milestone and an additional undivided 13.33% interest in these other assets upon payment of a cumulative amount of $125,000,000 under the farmout agreement. FEI will also earn an undivided 33.33% interest in seismic data for which costs are paid by FEI. Hallwood Energy has agreed to deliver assignments for the interests earned under the farmout agreement and has granted a lien and security interest on 33.33% of its assets in favor of FEI as collateral security for the performance of this agreement.

The parties agreed to use commercially reasonable efforts to agree upon a budget for each quarterly period during the term of the farmout agreement. Any material variance from the budget requires the prior approval of FEI.

If Hallwood Energy receives an authorization for expenditure from a third-party operator of its properties and either Hallwood Energy or FEI does not wish to include these operations under the farmout agreement, the other party may proceed at its sole risk and expense. If the participating party recoups its costs, the nonparticipating party will become entitled to receive an interest in the well in the amount of 66.67% if Hallwood Energy is the non-participating party, or 33.33% if FEI is the non-participating party.

If Hallwood Energy enters into discussions concerning a sale of a material portion of its assets or a change of control, FEI will have the opportunity to submit a proposal to complete the transaction. If Hallwood Energy and FEI do not enter into a definitive agreement for the transaction, Hallwood Energy may pursue other opportunities if the terms are not less favorable to Hallwood Energy than those proposed by FEI.

The farmout agreement prohibits Hallwood Energy from entering into a change of control agreement unless the lender under the Senior Secured Credit Facility and Junior Credit Facility waives its rights to demand prepayment, and holders of the Convertible Notes waive their rights of redemption upon a change of control or such indebtedness is required to be repaid or redeemed with funds provided or arranged by the party acquiring or merging with Hallwood Energy in the change of control transaction.

In connection with the Talisman Energy Transaction, the Company loaned $2,961,000 to Hallwood Energy in May 2008 on terms similar to the First Convertible Note issued in January 2008. Contemporaneously with the signing of the sale and farmout agreement, the Company entered into an Equity Support Agreement (the "Equity Support Agreement") with Hallwood Energy, under which the Company committed to contribute equity or debt capital to Hallwood Energy to maintain a reasonable liquidity position for Hallwood Energy or prevent or cure any default under Hallwood Energy's credit facilities with respect to interest payments, up to a maximum amount of $12,500,000. The loan of $2,961,000 in May 2008 and an additional loan to Hallwood Energy in June 2008 of $2,039,000 (for a total of $5,000,000) are treated as contributions toward the maximum amount. In September 2008, the Company loaned an additional $4,300,000 to Hallwood Energy under the Equity Support Agreement.

Funds advanced to Hallwood Energy pursuant to the Equity Support Agreement are issued under terms of the Second Convertible Note, terms of which are comparable to the First Convertible Note. During June and July 2008, the Company sold $380,000 of the Second Convertible Note to other investors in Hallwood Energy. As of

December 31, 2008, $9,300,000 of the Second Convertible Note was outstanding, of which $8,920,000 was held by the Company and $380,000 was held by other Hallwood Energy investors. The remaining commitment amount under the Equity Support Agreement was $3,200,000 at December 31, 2008.

Bankruptcy filing by Hallwood Energy. On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy), and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered and are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in In re Hallwood Energy, L.P., et al, Case No. 09-31253. In addition, as described in Note 16, Hallwood Energy has filed a lawsuit against the Company seeking that the Company contribute to Hallwood Energy an additional $3.2 million pursuant to the Equity Support Agreement.

The bankruptcy court has granted Hallwood Energy authority to use its existing cash collateral for operating needs through May 2009. On April 8, 2009, Hallwood Energy's primary secured lender filed a motion of relief from the automatic stay seeking authority to foreclose on real and personal property owned by Hallwood Energy. Hallwood Energy will be seeking to develop a plan of reorganization with the goal of enabling it to continue operations. However, Hallwood Energy has not yet proposed a plan and there is no assurance that a plan will be developed, approved or successfully implemented or that the existing investors in Hallwood Energy will have any continuing interest in the reorganized entity. Accordingly, the extent or value of the Company's continuing interest in Hallwood Energy, if any, is uncertain. Furthermore, the Company is currently unable to determine the additional impact that the Hallwood Energy bankruptcy may have on the Company's results of operations or financial position, although the carrying value of its investment in Hallwood Energy had been reduced to zero at December 31, 2007 and remained at zero at December 31, 2008.

Litigation. In connection with the Acquisition and Farmout Agreement entered into between Hallwood Energy and FEI Shale, L.P., a subsidiary of Talisman Energy, Inc., in June 2008, the Company and Hallwood Energy entered into an Equity Support Agreement dated June 9, 2008, under which the Company agreed, under certain conditions, to contribute to Hallwood Energy up to $12,500,000, in consideration for which the Company would receive equity or debt securities of Hallwood Energy. As of February 25, 2009 the Company had contributed $9,300,000 to Hallwood Energy pursuant to the Equity Support Agreement. On that date, Hallwood Energy requested that the Company fund the additional $3,200,000, which the Company has not done. As previously discussed, on March 1, 2009, Hallwood Energy and its subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. On March 30, 2009, Hallwood Energy filed a lawsuit against the Company seeking that the Company contribute to Hallwood Energy an additional $3,200,000 pursuant to the Equity Support Agreement.

In 2006, Hallwood Energy and Hallwood Petroleum (collectively referred to herein as the "Hallwood Energy Companies") entered into two, two-year contracts with Eagle Drilling, LLC ("Eagle Drilling"), under which the contractor was to provide drilling rigs and crews to drill wells in Arkansas. On or about August 14, 2006, one of the masts on the rigs provided under the contracts collapsed. Eagle Drilling subsequently assigned the contracts to Eagle Domestic Drilling Operations, L.L.C. ("Eagle Domestic") on August 25, 2006.

The Hallwood Energy Companies filed suit against Eagle Drilling and Eagle Domestic in Tarrant County, Texas state court (the "Hallwood Energy Action") to recover $1,688,000 in funds previously deposited with the contractor under the contracts. Eagle Domestic and its parent then filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Texas Bankruptcy Court") and filed an adversary action against The Hallwood Energy Companies in the bankruptcy proceeding in *Eagle Domestic Drilling Operations, LLC v. Hallwood Energy, LP and Hallwood Petroleum, LLC*; Adversary No. 07-03282 (the "Eagle Domestic Action") to recover unspecified damages, but purportedly in excess of $50 million. The Hallwood Energy Companies asserted a counterclaim in the Eagle Domestic Action for the return of $1,688,000 in funds previously deposited with the contractor.

In October 2006, Eagle Drilling filed a related lawsuit against the Hallwood Energy Companies in Cleveland County, Oklahoma state court (the "Eagle Drilling Action") alleging breach of contract damages of approximately $170,000. Eagle Drilling later amended its pleading to allege a negligence claim for in excess of $1,050,000 in damages resulting from the collapse of the mast and a tortious breach of contract claim.

In September 2007, Eagle Drilling filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Western District of Oklahoma (the "Oklahoma Bankruptcy Court"). The Hallwood Energy Companies then removed the Eagle Drilling Action and its claims against Eagle Drilling in the Hallwood Energy Action to the Oklahoma Bankruptcy Court. In February 2008, the Eagle Drilling Action and the Hallwood Energy Action were consolidated in the Oklahoma Bankruptcy Court in *Eagle Domestic Drilling Operations, LLC and Eagle Drilling, LLC v. Hallwood Petroleum, LLC and Hallwood Energy, LP*, Adversary No. 07-01209 NLJ, and *Hallwood Petroleum, LLC and Hallwood Energy, LP v. Eagle Domestic Drilling Operations, LLC and Eagle Drilling, LLC*, Adversary No. 08-01007 NLJ.

In April 2008, Hallwood Energy and Eagle Domestic signed an agreement to settle the Eagle Domestic Action. Hallwood Energy agreed to immediately release any claims it had against Eagle Domestic, pay Eagle Domestic $2,000,000 in cash and issue to Eagle Domestic $2,750,000 in equity of Hallwood Energy or a successor entity, which was accrued by Hallwood Energy at March 31, 2008. Hallwood Energy paid Eagle Domestic $500,000 in July 2008 and the remaining $1,500,000 in October 2008. The parties consummated the equity portion of the settlement on February 11, 2009 and mutually released any claims the parties and their affiliates may have against each other. The parties also agreed to file a joint motion requesting dismissal of the Eagle Domestic Action, but they have not yet submitted this motion.

In April 2008, Eagle Drilling filed a motion for leave to amend its complaint in the Oklahoma Bankruptcy Court to allege additional claims for liquidated and actual damages in excess of $22,900,000 in connection with the Hallwood Energy Companies' alleged breach of the drilling contracts, as well as unspecified damages for tortious interference with contracts and business relations, defamation and business disparagement. The Hallwood Energy Companies opposed Eagle Drilling's motion insofar as Eagle Drilling sought to add the $22,900,000 breach of contract/liquidated damages claims. The Oklahoma Bankruptcy Court has not yet ruled on Eagle Drilling's motion to amend its complaint.

As a result of Eagle Drilling's attempt to sue on the same claims asserted by Eagle Domestic in the Eagle Domestic Action, upon the motions of Eagle Domestic and the Hallwood Energy Companies, the Texas Bankruptcy Court issued an order on September 24, 2008 wherein it held that the claims for liquidated damages arising from the alleged breach of the drilling contracts did not belong to Eagle Drilling, but rather to Eagle Domestic, and barred Eagle Drilling from prosecuting any claims against the Hallwood Energy Companies where the basis of the claim was that the drilling contracts were terminated prior to Eagle Drilling's assignment of the contracts to Eagle Domestic on August 25, 2006 or that the Hallwood Energy Companies owed money for any accounts receivable created after August 25, 2006. Eagle Drilling has appealed the Texas Bankruptcy Court's order.

Eagle Drilling has filed motions to vacate the agreed order that consolidated the Hallwood Energy Action and the Eagle Drilling Action before the Oklahoma Bankruptcy Court, to remand those actions back to the state courts in which they were originally filed, and to dismiss the Eagle Drilling bankruptcy proceeding. The Hallwood Energy Companies have objected to these motions and filed a motion to convert the Eagle Drilling bankruptcy proceeding to a chapter 7 proceeding, or alternatively, to appoint a chapter 11 trustee.

On September 19, 2008, the expert appointed in the Oklahoma Bankruptcy Court filed a report and identified potential avoidable transfers made by the Eagle Drilling to its insiders and affiliates. On November 7, 2008, the expert issued a supplemental report wherein he reported that Eagle Drilling has no claim against the Hallwood Energy Companies for termination of the drilling contracts based on the Texas Bankruptcy Court's order. The expert also stated the potentially avoidable transactions should be further investigated by means of a fraudulent transfer action filed by Eagle Drilling or, if Eagle Drilling refuses to do so, by an independent third party. Finally, the expert reported that he did not believe Eagle Drilling, as the debtor in possession, had been acting in the best interests of the debtor and its creditors.

On December 3, 2008, the Oklahoma Bankruptcy Court conducted a hearing on Eagle Drilling's motion to dismiss and the Hallwood Energy Companies' motion to convert. Prior to the conclusion of the hearings, the Hallwood Energy Companies and Eagle Drilling announced a settlement to the Court on December 4, 2008, wherein Eagle Drilling and the Hallwood Energy Companies, together with their affiliates, principals and numerous related parties, mutually released all claims they had against each other and agreed to dismiss the pending actions in the Oklahoma Bankruptcy Court. Eagle Drilling also agreed to dismiss its appeal of the Texas Bankruptcy Court order. The parties have been attempting to memorialize the settlement in a written agreement, but the terms announced to the Court are binding on the parties. Due in part to the inability to reach an agreement with Eagle Drilling on a written document, the Hallwood Energy Companies filed a motion for an order approving compromise of the controversy pursuant to Bankruptcy Rule 9019 and enforcing settlement. No hearing on the Hallwood Energy Companies' motion has been scheduled.

Hallwood Energy and Hallwood Petroleum are currently unable to determine the impact that the above-referenced bankruptcy cases and associated litigation may have on its results of operations or its financial position.

On October 27, 2008, Cimarex Energy Co. filed *Cimarex Energy Co. v. Hallwood Energy, L.P.* in the 298th Judicial District Court in Dallas County, Texas. Cimarex contends that Hallwood Energy has failed to pay approximately $3.7 million purportedly due under a Participation Agreement between parties related to the Boudreaux #1 Well in Lafayette Parish, Louisiana. Hallwood Energy intends to vigorously defend the claim, which is scheduled for trial on September 28, 2009.

The Company's share of certain items related to Hallwood Energy's oil and gas producing activities is provided below (in thousands):

	As of or for the Years Ended December 31, (Unaudited)		
	2008	2007	2006
Capitalized costs	$19,100	$23,718	$45,219
Costs incurred in connection with acquisition, exploration and development	$10,674	$39,467	$46,739
Proved oil and gas reserve quantities Natural gas (in mcf)	4,369	1,408	—
Standardized measure of discounted future net cash flows	$ 5,138	$ 3,890	—
Results of operations			
Natural gas revenues	$ 3,396	$ 1,012	$ 197
Oil revenues	4	28	—
Gathering revenues	261	103	—
Natural gas production expense	(819)	(104)	(127)
Depletion expense	(1,769)	(3,418)	(79)
Results from producing activities	$ 1,073	$ (2,379)	$ (9)

Note 7 — Loans Payable

Loans payable, all of which relate to Brookwood, at the balance sheet dates were as follows (in thousands):

	December 31, 2008	December 31, 2007
Working capital revolving credit facility, interest at Libor + 1.25% − 1.75% or Prime; due January 2010	$10,411	$17,181
Equipment term loans, interest at various rates; due at various dates through April 2009	27	185
Total	10,438	17,366
Current portion	(27)	(158)
Noncurrent portion	$10,411	$17,208

Working Capital Revolving Credit Facility. The Company's Brookwood subsidiary has a revolving credit facility in an amount up to $25,000,000 (increased from $22,000,000 in December 2007) with Key Bank National Association (the "Working Capital Revolving Credit Facility") that is scheduled to mature in January 2010. Borrowings are collateralized by accounts receivable, certain finished goods inventory, machinery and equipment and all of the issued and outstanding capital stock of Brookwood and its subsidiaries. The facility bears interest at Brookwood's option of Prime, or Libor + 1.25% − 1.75% (variable depending on compliance ratios) and contains various covenants. The interest rate was a blended rate of 2.30% and 6.73% at December 31, 2008 and 2007, respectively. The outstanding balance was $10,411,000 at December 31, 2008 and Brookwood had $14,589,000 of borrowing availability under this facility.

Equipment Term Loans. Brookwood has a revolving equipment credit facility in an amount up to $3,000,000 with Key Bank. Interest rates for the equipment loans varied between 2.26% and 8.18%, with a blended rate of 2.26% and 6.53% at December 31, 2008 and 2007, respectively. Monthly principal and interest payments are required for each of the borrowings. The outstanding balance at December 31, 2008 was $27,000 (comprised of one remaining loan) and Brookwood had $2,973,000 of borrowing availability under this facility.

Loan Covenants. The Working Capital Revolving Credit Facility provides for a maximum total debt to tangible net worth ratio and a covenant that Brookwood shall maintain a quarterly minimum net income of not less than one dollar. Cash dividends and tax sharing payments to the Company are contingent upon Brookwood's compliance with the covenants contained in the Working Capital Revolving Credit Facility. As of the end of all interim periods in 2008 and 2007 and as of December 31, 2008 and 2007, Brookwood was in compliance with its principal loan covenants, although a waiver regarding a pro forma (inclusive of projected dividend) total debt to tangible net worth ratio for the 2007 third quarter was granted to allow a $1,500,000 dividend payment in November 2007 and an amendment to the Working Capital Revolving Credit Facility was entered into in June 2008 to allow a $4,800,000 dividend payment in June 2008, which restricted calendar 2008 total dividends from Brookwood to the Company to $9,300,000.

Restricted Net Assets. Cash dividends and tax sharing payments by Brookwood to the Company are contingent upon compliance with the loan covenants. This limitation on the transferability of assets constitutes a restriction of Brookwood's net assets, which were $32,754,000 and $29,180,000 at December 31, 2008 and 2007, respectively.

Schedule of Maturities. Maturities of loans payable for the next five years and thereafter are presented below (in thousands):

Years Ending December 31,	Amount
2009	$ 27
2010	10,411
Total	$10,438

Note 8 — Redeemable Preferred Stock

The Company has outstanding 250,000 shares of redeemable preferred stock (the "Series B Preferred Stock"). The holders of Series B Preferred Stock were entitled to cash dividends for the first five years in an annual amount of $0.20 per share (total annual amount of $50,000), which were paid in each of the years beginning in 1996. No dividend was paid during the three years ended December 31, 2008. For the first five years, dividends were cumulative and the payment of cash dividends on any common stock was prohibited before the full payment of any accrued dividends. Beginning in 2001, dividends accrue and are payable only if and when declared by the Board of Directors. The Series B Preferred Stock has dividend and liquidation preferences to the Company's common stock. The shares are subject to mandatory redemption on July 20, 2010, which is fifteen years from the date of issuance, at 100% of the liquidation preference of $4.00 per share plus all accrued and unpaid dividends, and may be redeemed at any time on the same terms at the option of the Company. The holders of the shares of Series B Preferred Stock are not entitled to vote on matters brought before the Company's stockholders, except as otherwise provided by law.

Note 9 — Stockholders' Equity

Common Stock. The Company's Second Restated Certificate of Incorporation contained a provision that restricted transfers of the Company's common stock in order to protect certain federal income tax benefits. The restriction prohibited any transfer of common stock to any person that resulted in ownership in excess of 4.75% of the then outstanding shares. At the May 2004 annual meeting for the Company, the shareholders of the Company voted to amend the Second Restated Certificate of Incorporation by deleting this restriction.

As a result of a change in the rules of the former American Stock Exchange, now known as NYSE Amex, on which the Company's common stock is listed, it was necessary to amend the Company's Bylaws to permit the Company's shares of stock to be uncertificated. The amendment was approved by the Company's board of directors in November 2007.

Preferred Stock. Under its Second Restated Certificate of Incorporation, the Company is authorized to issue 500,000 shares of preferred stock, par value $0.10 per share, and did issue 250,000 shares of redeemable Series B Preferred Stock.

Treasury Stock. During 2008, 4,500 shares of common stock were reissued out of treasury in connection with the exercise of stock options by one officer. The treasury stock account balance was reduced by the average cost per treasury share, which totaled $69,000. During 2007, 9,750 shares of common stock were reissued out of treasury, in connection with the exercise of stock options by the two officers and 4,522 common shares were purchased from the two officers. The treasury stock account balance was reduced by the average cost per treasury share which totaled $164,000.

During 2006, 4,875 shares of common stock were reissued out of treasury, in connection with the exercise of stock options by two officers and 657 common shares were purchased from an officer. The treasury stock account balance was reduced by the average cost per treasury share which totaled $73,000.

Stock Options. The Company established the 1995 Stock Option Plan for The Hallwood Group Incorporated which authorized the granting of nonqualified stock options to employees, directors and consultants of the

Company to purchase up to 244,800 shares of common stock of the Company. The exercise prices of all options granted were at the fair market value of the Company's stock on the date of grant, had an expiration date of ten years from date of grant and were fully vested on the date of grant. At December 31, 2007, there were 4,500 fully vested outstanding options, that were scheduled to expire in May 2010, all of which were exercised in December 2008. The 1995 Stock Option Plan terminated on June 27, 2005.

On January 1, 2006, the Company adopted SFAS No. 123(R), *"Share-Based Payment"* using a modified method of prospective application. Under SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options, are treated the same as other forms of compensation by recognizing the related cost in the statement of operations. The expense of the award would generally be measured at fair value at the grant date. The Company granted no options in the three years ended December 31, 2008.

During 2008, one officer of the Company exercised the officer's remaining options to purchase 4,500 shares of the Company's common stock. The Company received proceeds of $46,000 from the exercise of these options and reissued the shares out of treasury stock. The difference between the option proceeds and the average cost of reissued treasury shares was recorded as a decrease in retained earnings.

During 2007, two officers of the Company exercised options to purchase a total of 9,750 shares of the Company's common stock that were scheduled to expire in 2007. The officers paid the exercise price and related tax withholding requirement by exchanging an equivalent number of common shares valued at the fair market value at the date of exercise. The net result of the exercises and exchanges was the reissuance of 5,228 shares from treasury.

In December 2006, one officer of the Company exercised options to purchase 1,500 shares of the Company's common stock that were scheduled to expire in February 2007. The officer paid the exercise price and related tax withholding requirement by exchanging an equivalent number of common shares valued at the fair market value at the date of exercise. The net result of the exercise and exchange was the reissuance of 843 shares from treasury.

In May 2006, the estate of a former officer of the Company exercised its remaining options to purchase 3,375 shares of the Company's common stock. The Company received proceeds of $56,000 from the exercise of these options and reissued the shares out of treasury stock. The difference between the option proceeds and the average cost of reissued treasury shares was recorded as an increase in additional paid-in capital.

Option activity for the year ended December 31, 2008 and status of outstanding options are as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	4,500	$10.31		
Granted	—			
Exercised	(4,500)	$10.31		
Forfeited	—			
Outstanding, December 31, 2008	—	$ —	—	$—
Options exercisable and vested at December 31, 2008	—		—	$—

The intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the date of exercise and the exercise price, multiplied by the number of options). The intrinsic values of the options exercised during 2008, 2007 and 2006 were approximately $111,000, $786,000 and $535,000, respectively.

A summary of options granted and the changes therein for the 1995 Stock Option Plan during the three years ended December 31, 2008 are presented below:

	Years Ended December 31,					
	2008		2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,500	$10.31	14,250	$14.77	19,125	$15.10
Granted	—		—		—	
Exercised	(4,500)	$10.31	(9,750)	$16.82	(4,875)	$16.09
Forfeited	—		—		—	
Reacquired	—		—		—	
Outstanding, end of year	—	$ —	4,500	$10.31	14,250	$14.77

Note 10 — Proposed and Subsequent Withdrawal of Plan of Liquidation

In June 2007, the Company received a proposal from Anthony J. Gumbiner, the chairman of the board and beneficial owner of 66% of the outstanding common shares of the Company.

Mr. Gumbiner proposed that the Company's board of directors consider a liquidation of the Company that would include a sale of all of the Company's interests in its Brookwood subsidiary and a disposition of all of the Company's interests in Hallwood Energy. As part of the liquidation proposal, Mr. Gumbiner proposed that Brookwood be sold for cash and the net sale proceeds be distributed to all the Company shareholders pro rata. He also proposed that his pro rata portion of the Company's interests in Hallwood Energy be distributed to him and that he enter into negotiations to purchase the Company's remaining interests in Hallwood Energy for cash, which would be distributed to the other shareholders of the Company. Finally, Mr. Gumbiner proposed that if he were to purchase the Company's remaining interests in Hallwood Energy, other "accredited" and otherwise qualified shareholders of the Company be given the opportunity to receive in lieu of cash a pro rata portion of the Hallwood Energy interests.

The Company's board of directors established a special committee of directors to review the proposal. The special committee was authorized by the Company's board of directors to review any alternative proposals that may be received by the Company or the special committee.

In November 2007, Mr. Gumbiner advised the special committee that because his proposal to purchase the Company's interest in Hallwood Energy could conflict with Hallwood Energy's effort to obtain additional capital, he withdrew his proposal that the board consider a liquidation of the Company.

Engagement and Termination of Financial Advisor Regarding Brookwood. In December 2007, a special committee of the board of directors of the Company engaged a financial advisor to assist in developing strategic alternatives, including a potential sale, with respect to Brookwood. This initiative was terminated in November 2008.

Note 11 — Income Taxes

Following is a schedule of the income tax expense (benefit) (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Federal			
Current	$ (116)	$(14,294)	$(2,189)
Deferred	744	(2,998)	(1,032)
Sub-total	628	(17,292)	(3,221)
State			
Current	759	610	242
Deferred	38	53	(9)
Sub-total	797	663	233
Foreign			
Current	280	—	—
Total	$1,705	$(16,629)	$(2,988)

Reconciliations of the expected tax or (benefit) at the statutory tax rate to the recorded tax or (benefit) are as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Expected tax expense (benefit) at the statutory tax rate	$1,055	$(16,814)	$(3,303)
State taxes	859	(1,545)	154
Increase (decrease) in deferred state tax asset valuation allowance	(320)	2,000	—
Foreign taxes	185	—	—
Other	(97)	(299)	41
Permanent items	23	29	120
Recorded tax or (benefit)	$1,705	$(16,629)	$(2,988)

The net deferred tax asset was $3,818,000 and $4,600,000 at December 31, 2008 and 2007, respectively. At December 31, 2008, the deferred tax asset, was comprised of $550,000 attributable to temporary differences (including $365,000 associated with the Company's investment in Hallwood Energy), $2,509,000 attributable to a federal net operating loss carryforward ("NOL"), and $759,000 of alternative minimum tax credits. At December 31, 2007, the deferred tax asset was comprised of $1,721,000 attributable to temporary differences (including $1,406,000 associated with the Company's investment in Hallwood Energy), $2,035,000 attributable to a federal net operating loss carryforward and $844,000 of alternative minimum tax credits.

In 2008, the Company anticipates reporting taxable income which resulted principally from operating income from Brookwood, offset by the flow-through of its partnership losses from its Hallwood Energy investment. Due to a federal net operating loss carryforward, it is anticipated that the Company will not pay any federal income tax related to its 2008 operations.

In 2007, the Company reported a taxable loss, principally attributable to the flow-through of its partnership losses from its Hallwood Energy investment. Hallwood Energy reported a taxable loss in excess of $200,000,000, principally from a significant amount of intangible drilling costs and an impairment charge related to the early lease surrenders and writedowns of Arkansas leaseholds associated with low or non-prospective oil and gas leases and costs related to its Louisiana properties. The Company carried back the 2007 taxable loss to the 2005 tax year for a refund, and as a result the Company recorded a federal current tax benefit.

The Company reported a taxable loss in 2006, principally attributable to significant amount of intangible drilling costs from its Hallwood Energy investment which was carried back to the 2004 tax year and as a result recorded a federal current tax benefit of $2,189,000.

The Company had a federal income tax receivable of $12,239,000 at December 31, 2007 and net foreign and state taxes payable (receivable) of $243,000 and $(68,000) at December 31, 2008 and 2007, respectively. After filing its 2007 federal income tax return with the IRS in September 2008, the Company filed a carryback of its 2007 taxable loss and received a tax refund in October 2008 in the amount of $12,347,000. The Company also received federal income tax refunds of $5,888,000 in 2007, comprised of $1,376,000 attributable to the return of estimated tax payments and $4,512,000 from the carryback of the 2006 taxable loss.

At December 31, 2008, the Company has approximately $8,164,000 and $53,337,000 of net operating loss carryforwards for federal and state income tax purposes, respectively. The Company's net operating loss carryforward for federal income tax purposes was approximately $786,000 greater than its net operating loss carryforward for financial reporting purposes due to the Company's inability to realize excess tax benefits under SFAS 123(R) until such benefits reduce income taxes payable. The federal net operating loss carryforward will expire in 2027. The state net operating loss carryforwards will begin to expire in 2011 and through 2021. The Company has a tax credit for the state of Texas in the approximate amount of $655,000 which can be utilized over a period of 20 years at prescribed levels permitted by Texas. At December 31, 2008, the Company has approximately $759,000 of alterative minimum tax credit carryforwards for federal income tax purposes. This alternative minimum tax credit carries forward indefinitely.

Financial statement deferred tax assets must be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company believes that the majority of the deferred state tax assets in the amount of $1,682,000 and $2,040,000 as of December 31, 2008 and 2007, respectively, may not be realized, therefore the Company maintained a valuation allowance of $1,680,000 and $2,000,000 as of December 31, 2008 and 2007, respectively. There was no valuation allowance as of December 31, 2006.

The Internal Revenue Service completed an examination of the Company's consolidated income tax returns for the years ended December 31, 2004 and 2005. The IRS proposed adjustments that resulted in a tax assessment of $61,000 for 2004 and $103,000 for 2005, with associated interest costs of $15,000. No penalties were assessed. The Company paid the assessed tax and interest in December 2006.

In May 2006, the Governor of the State of Texas signed into law a Texas margin tax ("H.B. No. 3") which restructures the state business by replacing the taxable capital and earned surplus components of the current franchise tax with a new "taxable margin" component. Because the tax base on the Texas margin tax is derived from an income-based measure, the Company believes the margin tax is an income tax and, therefore, the provisions of SFAS No. 109 regarding the recognition of deferred taxes apply to the new margin tax. In accordance with SFAS No. 109, the effect on deferred tax assets of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date. Although the effective date of H.B. No. 3 is January 1, 2008, certain effects of the change should be reflected in the financial statements of the first interim or annual reporting period that includes May 18, 2006. H.B. No. 3 also created provisions allowing for future credits against the margin tax. The Company has recorded a net deferred tax asset of $432,000 and $442,000 as of December 31, 2008 and 2007, respectively, relating to this future credit which has a full valuation allowance since the Company believes that it is more likely than not that the benefits of the credit will not be realized.

A schedule of the types and amounts of existing temporary differences and NOL's, at the blended statutory tax rate of 34%, as of the balance sheet dates are as follows (in thousands):

	Deferred Tax Asset, Net			
	December 31, 2008		December 31, 2007	
	Assets	Liabilities	Assets	Liabilities
Net operating loss carryforward — federal	$ 2,509	$ —	$ 2,035	$ —
Net operating loss carryforward — state	1,680	—	2,000	—
Equity in earnings of unconsolidated affiliates	412	—	1,248	—
Reserves recorded for financial statement purposes and not for tax purposes	741	—	1,035	—
Tax credits	759	—	844	—
Other, principally foreign taxes	119	—	—	—
Depreciation and amortization	—	722	—	562
Deferred tax assets and liabilities	6,220	$722	7,162	$562
Less: Deferred tax liabilities	(722)		(562)	
	5,498		6,600	
Less: Valuation allowance	(1,680)		(2,000)	
Deferred tax asset, net	$ 3,818		$ 4,600	

Note 12 — Supplemental Disclosures to the Consolidated Statements of Cash Flows

The following transactions affected recognized assets or liabilities but did not result in cash receipts or cash payments (in thousands):

Supplemental schedule of non-cash investing and financing activities.

	Years Ended December 31,		
	2008	2007	2006
Additional investment in Hallwood Energy	$ 3,201	$ 5,000	$ —
Accrued capital expenditures in accounts payable Amount at year end	$ 308	$ 523	$ 162
Income tax effect from exercise of stock options:			
Income taxes payable	$ —	$ —	$(187)
Additional paid-in capital	—	—	187
	$ —	$ —	$ —
Contribution of receivable as investment in Hallwood Energy	$ —	$ —	$ 452
Change in value of available — for— sale marketable securities	$ —	$ (55)	$ 55
Supplemental disclosures of cash payments.			
Interest paid	$ 699	$ 1,138	$ 594
Income taxes (refunded) paid	$(11,609)	$(5,523)	$ 608

Note 13 — Computation of Income (Loss) Per Common Share

The following table reconciles weighted average shares outstanding from basic to diluted and reconciles net income (loss) used in the computation of income (loss) per share for the basic and diluted methods (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Weighted Average Shares Outstanding			
Basic	1,521	1,519	1,514
Potential shares from assumed exercise of stock options	5	—	—
Potential repurchase of shares from stock options proceeds	(1)	—	—
Diluted	1,525	1,519	1,514
Net Income (Loss)			
Basic and diluted	$1,398	$(32,825)	$(6,725)

Due to the losses for the years ended December 31, 2007 and 2006, potential shares from assumed exercise of stock options of 4,500 shares and 14,000 shares, respectively, were antidilutive. No shares were excluded from the calculation of diluted earnings per share.

Note 14 — Fair Value of Financial Instruments

Estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of financial instruments that are short-term or reprice frequently and have a history of negligible credit losses are considered to approximate their carrying value. These include cash and cash equivalents, short term receivables, accounts payable and other liabilities.

Management has reviewed the carrying value of its loans payable in connection with interest rates currently available to the Company for borrowings with similar characteristics and maturities. Management has determined that the estimated fair value of the loans payable would be approximately $10,390,000 and $17,359,000 at December 31, 2008 and 2007, compared to the carrying value of $10,438,000 and $17,366,000, respectively.

The fair value information presented as of December 31, 2008 and 2007 is based on pertinent information available to management. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore current estimates of fair value may differ significantly from the amounts presented herein.

Note 15 — Related Party Transactions

Hallwood Investments Limited. The Company has entered into a financial consulting contract with Hallwood Investments Limited ("HIL"), a corporation associated with Mr. Anthony J. Gumbiner, the Company's chairman and principal stockholder. The contract provides for HIL to furnish and perform international consulting and advisory services to the Company and its subsidiaries, including strategic planning and merger activities, for annual compensation of $996,000. The annual amount is payable in monthly installments. The contract automatically renews for one-year periods if not terminated by the parties beforehand. Additionally, HIL and Mr. Gumbiner are also eligible for bonuses from the Company or its subsidiaries, subject to approval by the Company's or its subsidiaries' board of directors. The Company also reimburses HIL for reasonable expenses in providing office space and administrative services and for travel and related expenses to and from the Company's corporate office. In addition, prior to November 2006, the Company also reimbursed Mr. Gumbiner for services, meals and other personal expenses related to the office separately maintained by Mr. Gumbiner. At Mr. Gumbiner's recommendation, the Company's board of directors determined in 2006 that the reimbursement for personal expenses related to his office would not continue after November 2006.

A summary of the fees and expenses related to HIL and Mr. Gumbiner are detailed below (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Consulting fees	$ 996	$ 996	$ 996
Office space and administrative services	301	182	463
Travel and related expenses	110	70	267
Total	$1,407	$1,248	$1,726

In addition, HIL and Mr. Gumbiner perform services for certain affiliated entities that are not subsidiaries of the Company, for which they receive consulting fees, bonuses, stock options, net profit interests or other forms of compensation and expenses. The Company recognizes a proportionate share of such compensation and expenses, based upon its ownership percentage in the affiliated entities, through the utilization of the equity method of accounting.

HIL shares common offices, facilities and certain staff in its Dallas office with the Company. The Company pays certain common general and administrative expenses and charges HIL an overhead reimbursement fee for its allocable share of the expenses. For the years ended December 31, 2008, 2007 and 2006, HIL reimbursed the Company $110,000, $155,000 and $142,000, respectively, for such expenses.

In April 2007, HIL and Hallwood Energy's Lender committed to fund one-half of potential additional equity or subordinated debt funding calls totaling $55,000,000, or $27,500,000, by Hallwood Energy, to the extent other investors, including the Company, did not respond to a call. HIL funded $2,591,000 and $1,842,000 in June 2007 and September 2007, respectively, pursuant to such commitment. In September 2007, the $55,000,000 commitment from HIL and the lender expired as a result of the receipt of sufficient contributions from various equity calls initiated by Hallwood Energy between April 2007 and August 2007.

In November 2007, HIL committed to fund $7,500,000 of additional equity to Hallwood Energy no later than November 15, 2007. HIL funded the full $7,500,000 in November under this agreement, with Hallwood Energy executing a promissory note bearing interest at 16% per annum. On January 2, 2008, as per the commitment agreement, the outstanding amount plus accrued interest was automatically converted into Hallwood Energy Class C limited partnership interest.

In January 2008, HIL loaned $5,000,000 to Hallwood Energy in connection with Hallwood Energy's $30,000,000 First Convertible Note. Terms of the First Convertible Note agreement are discussed in Note 6. As of March 1, 2009, HIL and one of its affiliated entities have invested $19,156,000 in Hallwood Energy.

Hallwood Energy. Hallwood Energy shares common offices, facilities and certain staff in its Dallas office with the Company and Hallwood Energy is obligated to reimburse the Company for its allocable share of the expenses and certain direct expenses. For the years ended December 31, 2008 and 2007 and the 2006, Hallwood Energy reimbursed the Company $415,000, $297,000 and $311,000, respectively, for such expenses. As a result of its bankruptcy filing on March 1, 2009, Hallwood Energy's continuing obligation and ability to pay its share of these lease and other costs is uncertain.

Note 16 — Litigation, Contingencies and Commitments

Litigation. From time to time, the Company, its subsidiaries, certain of its affiliates and others have been named as defendants in lawsuits relating to various transactions in which it or its affiliated entities participated. In the Company's opinion, no litigation in which the Company, subsidiaries or affiliates is a party is likely to have a material adverse effect on its financial condition, results of operations or cash flows.

On July 31, 2007, Nextec Applications, Inc. filed *Nextec Applications, Inc. v. Brookwood Companies Incorporated and The Hallwood Group Incorporated* in the United States District Court for the Southern District of New York (SDNY No. CV 07-6901) claiming that the defendants infringed five United States patents pertaining to internally-coated webs: U.S. Patent No. 5,418,051; 5,856,245; 5,869,172; 6,071,602 and 6,129,978. On October 3, 2007, the U.S. District Court dismissed The Hallwood Group Incorporated from the lawsuit. Brookwood timely answered the lawsuit. Nextec sought leave of Court to add two additional patents to the lawsuit: U.S. Patent No. 5,954,902 and 6,289,841. The Court granted leave to Nextec, and Nextec filed its amended complaint September 19, 2008. Brookwood intends to vigorously defend all claims. Brookwood believes it possesses valid defenses, however due to the nature of litigation, the ultimate outcome of this case is indeterminable at this time.

As further described in Note 6, in connection with the Acquisition and Farmout Agreement entered into between Hallwood Energy and FEI Shale, L.P., a subsidiary of Talisman Energy, Inc., in June 2008, the Company and Hallwood Energy entered into an Equity Support Agreement dated June 9, 2008, under which the Company agreed, under certain conditions, to contribute to Hallwood Energy up to $12,500,000, in consideration for which the Company would receive equity or debt securities of Hallwood Energy. As of February 25, 2009 the Company had contributed $9,300,000 to Hallwood Energy pursuant to the Equity Support Agreement. On that date, Hallwood Energy requested that the Company fund the additional $3,200,000, which the Company has not done. As previously discussed, on March 1, 2009, Hallwood Energy, HEM and Hallwood Energy's subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. On March 30, 2009, Hallwood Energy filed an adversary proceeding against the Company requesting that the Company fund the additional $3,200,000. The case is *Hallwood Energy, L.P. v. The Hallwood Group Incorporated,* Adversary No. 09-03082, in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. The Company intends to defend the matter vigorously.

Hallwood Energy. As a significant investor in Hallwood Energy, the Company may be impacted by litigation involving Hallwood Energy. Refer to Note 6 for a further description of certain litigation involving Hallwood Energy.

On March 1, 2009, Hallwood Energy, L.P., HEM (the general partner of Hallwood Energy) and Hallwood Energy's subsidiaries, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, in *In re Hallwood Energy, L.P., etal Case No. 09-31253.* The Company is only an investor in and creditor of Hallwood Energy. The bankruptcy filing does not include the Company or any other of its assets. Refer to Note 6 for a further description of the bankruptcy case.

Environmental Contingencies. A number of jurisdictions in which the Company operates have adopted laws and regulations relating to environmental matters. Such laws and regulations may require the Company to secure governmental permits and approvals and undertake measures to comply therewith. Compliance with the requirements imposed may be time-consuming and costly. While environmental considerations, by themselves, have not significantly affected the Company's business to date, it is possible that such considerations may have a significant and adverse impact in the future. The Company actively monitors its environmental compliance and while certain matters currently exist, management is not aware of any compliance issues which will significantly impact the financial position, operations or cash flows of the Company.

In August 2005, the Rhode Island Department of Health ("RIDOH") issued a compliance order to Kenyon, alleging that Kenyon is a non-community water system and ordering Kenyon to comply with the RIDOH program for public water supply systems. Kenyon contested the compliance order and an administrative hearing was held in November 2005. No decision was ever rendered by RIDOH. However, by letter dated July 23, 2008, the United States Environmental Protection Agency ("EPA") advised Kenyon that it is the EPA's position that the Kenyon facility is a "Public Water System" and subject to regulation under the "Safe Drinking Water Act". As a result, in January, 2009, Kenyon entered into a Consent Order with RIDOH agreeing to apply for a public water license and submit plans to comply with the aforementioned regulations. Conformance with the Consent Order will require the Company to revamp Kenyon's water supply system, at an anticipated minimum cost of $100,000.

In August 2005, Kenyon received a Notice of Alleged Violation from The Rhode Island Department of Environmental Management ("RIDEM") that alleged that Kenyon had failed to comply timely with a requirement to test the destruction efficiency of a thermal oxidizer at its Kenyon plant. The Notice further alleged that when the test was conducted, the equipment did not operate at the required efficiency. Since that time, Kenyon upgraded and retested the equipment and demonstrated compliance with the destruction efficiency requirement. RIDEM requested additional information regarding the testing and Kenyon's remedial actions, which Kenyon has provided. In February 2007, RIDEM issued a formal Notice of Violation ("NOV") in this matter, seeking a $14,000 fine. Kenyon requested an informal hearing to dispute the allegations in the NOV and the fine. An informal hearing was held in March 2007 and a Consent Agreement was executed. A $9,500 fine was remitted to RIDEM to close this matter.

In June 2007, RIDEM issued a NOV to Kenyon, alleging that Kenyon violated certain provisions of its wastewater discharge permit and seeking an administrative penalty of $79,000. Kenyon filed an Answer and Request for Hearing in which it disputed certain allegations in the NOV and the amount of the penalty. An informal meeting was held with RIDEM in August 2007. Following settlement negotiations, a Consent Agreement was executed in June 2008. The Consent Agreement required the Company to pay a $5,000 fine and perform two Supplemental Environmental Projects ("SEPs") at a total cost of $161,000. As of March 2009, one SEP had been completed. The Company is presently awaiting RIDEM approval of the engineering plans for the second SEP. Once the approval is received, the second SEP will be performed. The Company anticipates that the second SEP will be completed during 2009.

Commitments. Total lease expense for noncancelable operating leases was $1,168,000, $1,135,000 and $1,227,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company leases certain buildings and equipment. The leases generally require the Company to pay property taxes, insurance and maintenance of the leased assets. The Company shares certain executive office facilities with Hallwood Energy and HIL and pays a proportionate share of the lease expense.

At December 31, 2008 aggregate minimum annual rental commitments under noncancelable operating leases having an initial or remaining term of more than one year, were as follows (in thousands):

Years Ending December 31,	Amount
2009	$ 991
2010	638
2011	351
2012	364
2013	364
Thereafter	939
Total	$3,647

Employment Contracts. The Company and its Brookwood subsidiary have compensation agreements with various personnel and consultants. Generally, the agreements extend for one-year terms and are renewable annually.

2005 Long-Term Incentive Plan for Brookwood. In December 2005, the Company adopted The Hallwood Group Incorporated 2005 Long-Term Incentive Plan for Brookwood Companies Incorporated ("2005 Long-Term Incentive Plan for Brookwood") to encourage employees of Brookwood to increase the value of Brookwood and to continue to be employed by Brookwood. The terms of the incentive plan provide for a total award amount to participants equal to 15% of the fair market value of consideration received by the Company in a change of control transaction, as defined, in excess of the sum of the liquidation preference plus accrued unpaid dividends on the Brookwood preferred stock ($13,500,000 at December 31, 2008). The base amount will fluctuate in accordance with a formula that increases by the amount of the annual dividend on the preferred stock of $1,823,000, and decreases by the amount of the actual preferred dividends paid by Brookwood to the Company. However, if the Company's board of directors determines that certain specified Brookwood officers, or other persons performing similar functions do not have, prior to the change of control transaction, in the aggregate an equity or debt interest of at lease two percent in the entity with whom the change of control transaction is completed, then the minimum amount to be awarded under the plan shall be $2,000,000. In addition, the Company agreed that, if members of Brookwood's senior management do not have, prior to a change of control transaction is completed in the aggregate an equity or debt interest of at least two percent in the entity with whom the change of control transaction (exclusive of any such interest any such individual receives with respect to his or her employment following the change of control transaction), then the Company will be obligated to pay an additional $2,600,000.

Note 17 — Segment and Related Information

The Company is a holding company and classifies its continuing business operations into two reportable segments; textile products and energy. Both segments have different management teams and infrastructures that engage in different businesses and offer different services. See Notes 5 and 6.

The following represents the Company's reportable amounts by business segment, as of and for the three years ended December 31, 2008 (in thousands):

	Textile Products	Energy	Other	Consolidated
Year Ended December 31, 2008				
Total revenue from external sources	$162,237			$162,237
Operating income (loss)	$ 21,300		$(5,533)	$ 15,767
Other income (loss), net	$ (688)	$(12,120)	$ 144	(12,664)
Income before income taxes				$ 3,103
Identifiable assets, December 31, 2008	$ 59,249			$ 59,249
Cash allocable to segment	1,121		$ 4,895	6,016
Segment assets	$ 60,370			65,265
Corporate assets			$ 4,130	4,130
Total assets, December 31, 2008				$ 69,395
Depreciation and amortization	$ 2,257		$ 34	$ 2,291
Capital expenditures/acquisitions	$ 3,196		$ 11	$ 3,207

	Textile Products	Energy	Other	Consolidated
Year Ended December 31, 2007				
Total revenue from external sources	$132,497			$132,497
Operating income (loss)	$ 12,464		$(5,214)	$ 7,250
Other income (loss), net	$ (1,145)	$(55,865)	$ 306	(56,704)
Loss before income taxes				$(49,454)
Identifiable assets, December 31, 2007	$ 66,197			$ 66,197
Cash allocable to segment	178		$ 7,082	7,260
Segment assets	$ 66,375			73,457
Corporate assets			$17,288	17,288
Total assets, December 31, 2007				$ 90,745
Depreciation and amortization	$ 2,098		$ 31	$ 2,129
Capital expenditures/acquisitions	$ 2,306		$ 52	$ 2,358
Year Ended December 31, 2006				
Total revenue from external sources	$112,154			$112,154
Operating income (loss)	$ 5,588		$(4,816)	$ 772
Other income (loss), net	$ (602)	$(10,435)	$ 552	(10,485)
Loss before income taxes				$ (9,713)
Identifiable assets, December 31, 2006	$ 51,720	$ 39,864		$ 91,584
Cash allocable to segment	387	—	$ 9,667	10,054
Segment assets	$ 52,107	$ 39,864		101,638
Corporate assets			$ 5,959	5,959
Total assets, December 31, 2006				$107,597
Depreciation and amortization	$ 1,844		$ 20	$ 1,864
Capital expenditures/acquisitions	$ 4,149		$ 48	$ 4,197

Note 18 — Employee Benefit Retirement Plans

The Company maintains a contributory, tax-deferred 401(k) tax favored savings plan covering substantially all of its non-union employees. The plan provides that (i) eligible employees may contribute up to 15% of their compensation to the plan; (ii) the Company's matching contribution is discretionary, to be determined annually by the Company's Board of Directors; and (iii) excludes highly compensated employees from a matching contribution, although this group receives a compensatory bonus in lieu of such contribution and diminution of related benefits. Amounts contributed by employees are 100% vested and non-forfeitable. The Company's matching contributions, which were 50% of its employees' contributions up to the first 6% contributed, for each of the three years ended December 31, 2008, vest at a rate of 20% per year of service and become fully vested after five years. Brookwood has a separate 401(k) plan for its non-union employees, which is similar to the Company's plan. Aggregate contributions to the plans for the years ended December 31, 2008, 2007 and 2006, respectively, were $291,000, $274,000 and $273,000, respectively.

Brookwood's union employees belong to a pension fund maintained by their union. The Company currently contributes $117 per month effective March 2009 ($114 per month prior to March 2009, $111 per month prior to March 2008 and $108 per month prior to March 2007), per employee to the fund. Total contributions for the three years ended December 31, 2008 were $334,000, $310,000 and $310,000, respectively.

Note 19 — Cash Dividends

On December 4, 2008, the Company announced a cash dividend (treated as a distribution for federal income tax purposes) in the amount of $7.89 per share, totaling approximately $12,034,000. The dividend was paid on December 29, 2008 to stockholders of record as of December 15, 2008.

The Company made the dividend in 2008 because of the favorable tax treatment the Company believes the dividend will receive by being made during 2008. As a result of the losses incurred in its investment in Hallwood Energy, the Company does not have accumulated earnings and profits, and does not anticipate that it will have current earnings and profits during 2008, for federal income tax purposes. Therefore, the Company believes that generally for federal income tax purposes, each stockholder will be able to treat the dividend as a return of capital, rather than a taxable dividend, to the extent of the stockholder's basis in the common stock.

For financial accounting purposes, payment of the dividend was recorded as a reduction in retained earnings to the extent of the Company's current and prior earnings in the amount of $6,951,000. The remaining portion of the dividend in the amount of $5,083,000 was recorded as a reduction in additional paid-in capital.

Note 20 — Summary of Quarterly Financial Information (Unaudited)

Results of operations by quarter for the years ended December 31, 2008 and 2007 are summarized below (in thousands, except per share amounts):

	Year Ended December 31, 2008			
	March 31	June 30	September 30	December 31
Operating revenues	$43,987	$47,134	$35,568	$35,548
Other income (loss)	(3,190)	(9,316)	(109)	(49)
Gross profit	11,435	13,167	7,853	5,987
Income (loss) before income taxes	3,032	(1,702)	1,784	(11)
Net income (loss)	1,566	(1,330)	1,255	(93)
Comprehensive income	—	—	—	—
Per share data:				
Net income (loss)				
Basic	1.03	(0.87)	0.83	(0.06)
Diluted	1.03	(0.87)	0.82	(0.06)

	Year Ended December 31, 2007			
	March 31	June 30	September 30	December 31
Operating revenues	$ 28,308	$32,065	$32,576	$ 39,548
Other income (loss)	(10,536)	(2,021)	(1,540)	(42,607)
Gross profit	4,019	6,107	6,527	10,926
Income (loss) before income taxes	(11,121)	(641)	(292)	(37,400)
Net income (loss)	(7,324)	(573)	(367)	(24,561)
Comprehensive income	(55)	—	—	—
Per share data:				
Net income (loss)				
Basic	(4.83)	(0.38)	(0.24)	(16.15)
Diluted	(4.83)	(0.38)	(0.24)	(16.15)

Year ended December 31, 2008. In the year ended December 31, 2008, Hallwood Energy reported a loss of $60,941,000. The Company recorded an equity loss in the amount of $12,120,000, which represented the amount of the Company's additional investments and commitment to provide additional financial support during 2008. The Company's carrying value of its Hallwood Energy investment was zero at December 31, 2008.

Year ended December 31, 2007. In the first nine months of 2007, Hallwood Energy reported a loss of $54,602,000, which included an impairment of its oil and gas properties of $31,680,000 and interest expense of $17,913,000. The Company recorded its proportionate share of such loss in the amount of $13,648,000.

In the 2007 fourth quarter, Hallwood Energy reported a loss of $221,811,000, which included an impairment of its oil and gas properties of $191,322,000, related to the early lease surrenders and writedowns of Arkansas leaseholds associated with low or non-prospective oil and gas leases and approximately $52,829,000 related to its Louisiana properties. The Company recorded its proportionate share of such loss, to the extent of its carrying value, in the amount of $42,309,000.

DIRECTORS

Anthony J. Gumbiner
Chairman & Chief Executive Officer

Charles A. Crocco, Jr.*
Attorney

M. Garrett Smith*
Chief Executive Officer of Spinnerhawk Companies

**Member of audit committee*

OFFICERS

Anthony J. Gumbiner
Chairman & Chief Executive Officer

William L. Guzzetti
President & Chief Operating Officer

Richard Kelley
Vice President, Chief Financial Officer & Secretary

Joseph T. Koenig
Treasurer & Assistant Secretary

EXECUTIVE OFFICES

3710 Rawlins, Suite 1500
Dallas, Texas 75219-4236
Telephone: 214/528-5588
800/225-0135
Facsimile: 214/522-9254
Website: www.hallwood.com

LEGAL COUNSEL

Hunton & Williams LLP
Dallas, Texas

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
Dallas, Texas

TRANSFER AGENT & REGISTRAR

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 877/498-8865
Website: www.computershare.com

COMMON STOCK LISTING

NYSE Alternext US (symbol: HWG)

FORM 10-K

Copies of Form 10-K, as filed with The Securities and Exchange Commission, are available without charge upon written request to Richard Kelley, Vice President of The Hallwood Group Incorporated, 3710 Rawlins, Suite 1500, Dallas, Texas 75219-4236 and are also available through the company's website.

SKU HWG-AR-09